REGISCORPORATION



20
18

PROXY STATEMENT
AND NOTICE OF ANNUAL MEETING

REGIS CORPORATION

LETTER FROM THE INDEPENDENT DIRECTORS

Dear Fellow Shareholders,

Many independent board chairs write proxy-opening letters but rarely do shareholders recieve a letter from all of the independent directors. You won't read a letter like this one very often.

We, the independent members of Regis Corporation's board of directors really are fellow shareholders. We also represent you and seek your counsel in ways that make typical shareholder engagements seem perfunctory—indeed, we would be remiss if we didn't open by thanking a substantial number of you for your thoughtful and detailed input into our like-no-other, designed-from-scratch compensation plan.

The compensation plan we are just rolling out tells you a lot about our willingness to be creative leaders. As you will read in more detail in our Compensation Discussion and Analysis, we started with two key concepts:

- Shares that people buy with their own money create a much stronger alignment than shares that are awarded as part of an overall pay plan.

- Shares that can be quickly sold off after short vesting periods, and get replenished every year, do not align interests as strongly as shares that are awarded less often and come with longer measuring, vesting, and holding requirements.

Our new pay plan strongly encourages executive officers to buy shares with the money they earn only if they first achieve annual short-term incentive targets. In addition, our substantial up-front equity grants—that will be the executive officers' only automatic ones for the next five years—come with meaningful performance and holding requirements.

Our governance profile is as exceptional as our compensation. We have a refreshed and diverse board that is committed to facilitating Regis' transformation. We have implemented majority voting; annual director elections; one-share, one vote; special meeting rights at 10%; and have majority voting for M&A and bylaw amendments as well as no poison pill.

We hope you are pleased with the performance our team is delivering, encourage you to use the services of our salons, and invite you to provide us your thoughts via the means we describe in this proxy at any time: we cast a wide net for ideas and take your investment in us seriously.

Sincerely,

| Dave Williams | Daniel Beltzman | Ann Rhoades | Mike Merriman |

| Dave Grissen | Mark Light | Virginia Gambale |

> **Our new pay plan strongly encourages executive officers to buy shares with the money they earn only if they first achieve annual short-term incentive targets.**

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Regis Corporation:

The Annual Meeting of the Shareholders (the "Annual Meeting") of Regis Corporation (referred to as "we," "us," "our," "Regis" and the "Company") will be held at our executive offices located at 7201 Metro Boulevard, Edina, Minnesota 55439, on October 23, 2018 commencing at 9:00 a.m., for the following purposes:



OCT
23

___

9:00 A.M.

- ✓ To elect the eight directors listed in the proxy statement to serve for a one-year term and until their successors are elected and qualified;

- ✓ To approve, on an advisory basis, the compensation of our named executive officers (referred to as the "Say-on-Pay" proposal);

- ✓ To approve our 2018 long-term incentive compensation plan;

- ✓ To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2019; and

- ✓ To transact such other business, if any, as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only holders of record of our common stock at the close of business on August 24, 2018 are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the Annual Meeting in person, please submit your proxy by telephone or through the Internet in accordance with the voting instructions provided to you. If you requested a paper copy of the proxy card by mail, you may also date, sign and mail the proxy card in the postage-paid envelope that is provided with your proxy card. Should you nevertheless attend the Annual Meeting, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the record holder that you must follow in order for your shares to be voted. If you plan to attend the Annual Meeting and hold shares in your name, please be prepared to provide proper identification, such as a driver's license. If you hold your shares through a bank or broker, you will need proof of ownership, such as a recent account statement or letter from your bank or broker, along with proper identification in order to attend the Annual Meeting. If you hold your shares through a bank or broker and intend to vote your shares at the Annual Meeting, you will need to provide a legal proxy from your broker.

By Order of the Board of Directors,

Amanda P. Rusin

Amanda P. Rusin
Corporate Secretary

September 6, 2018

REGIS CORPORATION: THE STORY

Websites can't give haircuts

Some consumer-facing companies are experiencing upheaval from shifts toward online purchasing and preferences for specialty or small-business brands over national ones.

Regis Corporation and our national brands enable both corporate and franchised owners to provide professional hair care that is **attractive to customers in their local markets because it involves personal service**: websites can't give haircuts.

The best of being big and small

We at Regis are committed to using technology to leverage and differentiate our salons' ability to engage in multi-channel product sales, attract and retain customers and stylists, provide ongoing educational opportunities for our stylists, and operate with state-of-the-art 'back-office' efficiencies otherwise not possible for small businesses.

We also strive to provide our salons, both corporate and franchised, with the expertise and efficiencies that come from being a part of a larger organization in order to enhance competitiveness and brand recognition. We aim to **retain the strengths of a small localized business model, while leveraging the clout of being part of the largest Company in the hair salon industry**.

Our sector

Demand for professional hair care has grown steadily in the US[1]. The potential for growth in our sector is enhanced by a number of drivers including a **growing variety of competitive and ancillary service channels** (such as blow dry bars, ponytail and braid bars, booth rental facilities, online bookings, in-home services and "glam squads"), growth in the male hair care sector, and continued evolution of services customers seek (eco-friendly products, Brazilian blowouts, select hair treatments, hair extensions and non-hair services like skin treatments, eyelash tinting and teeth whitening).

So who are we exactly?

Regis Corporation owns, franchises and operates beauty salons under trade names including Supercuts®, SmartStyle®, MasterCuts®, Regis Salons®, Sassoon®, Cost Cutters®, Roosters® and First Choice HairCutters®. As of June 30, 2018, we owned, franchised or held ownership interests in 8,168 salon locations, primarily in the US and Canada. We also maintain an ownership interest in Empire Education Group in the US, a leading provider of cosmetology education in North America.

And what was most notable this past year:

The Board hired **Hugh Sawyer** as President and CEO, effective April 17, 2017, to pursue an aggressive transformation strategy. When Mr. Sawyer joined the Company, he outlined a vision for the Company that included:

- a strategic restructuring of our business emphasizing the growth of our franchise platform;

- an operational turnaround of our non- or under-performing Company-owned salons;

- using technology to transform our business;

- investing in better advertising content, digital advertising and leveraging broader channels of distribution for improved content through new relationships, digital advertising program and social media;

- efforts to upgrade the recruitment, training, and retention of our stylists;

- elimination of non-essential, non-customer facing costs; and

- the revitalization of our guests' experience in our salons.

We executed on many of these initiatives in fiscal 2018 and continue efforts to advance our turnaround, transform our business and maximize shareholder value, as you will read in the pages that follow.

---

[1] According to IBIS World Industry Report OD4410, Hair Salons in the US, August 2017, the sector grew an average of 1.8% between 2012 and 2017.

TABLE OF CONTENTS

ITEM 1: ELECTION OF DIRECTORS...1

    What Has Kept Us Busy 2

    Who We Are...3

    Our Board Governance 11

    Our Corporate Governance 13

    Our Board's Committees 13

    How Our Directors Are Paid..15

    Fiscal 2018 Director Compensation Table 16

ITEM 2: APPROVAL OF ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS...................17

EXECUTIVE COMPENSATION 19

    COMPENSATION DISCUSSION AND ANALYSIS...19

        Compensation Committee Report 32

    EXECUTIVE COMPENSATION TABLES 33

        Summary Compensation Table 33

        Grants of Plan-Based Awards in 2018...35

        Outstanding Equity Awards at 2018 Fiscal Year-End 37

        2018 Option Exercises and Stock Vested 38

        Summary of Executive Agreements...39

        Pension Benefits in 2018 44

        Nonqualified Deferred Compensation for 2018 45

        Potential Payments Upon Termination or Change in Control 46

        CEO Pay Ratio 48

        Equity Compensation Plan Information 49

ITEM 3: APPROVAL OF THE 2018 LONG-TERM INCENTIVE PLAN..50

ITEM 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 60

AUDIT COMMITTEE REPORT 62

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 63

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 64

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................65

USER'S GUIDE 67

    Voting Rights and Requirements..68

    Communications with the Board 69

    Proposals of Shareholders 70

    Annual Report To Shareholders and Form 10-K 70

    Notice of Internet Availability of Proxy Materials 70

    General 70

APPENDIX A: 2018 LONG-TERM INCENTIVE PLAN...A-1

ITEM 1

ELECTION OF DIRECTORS

 **The Board unanimously recommends that you vote <u>FOR</u> the election of each of these director nominees.**

ELECTION OF DIRECTORS

As shareholders, you have the right to vote on each of us, the members of your Board of Directors, to continue as stewards of Regis Corporation. To help inform your vote, we share with you in this section summaries of:

- What has kept us busy on your behalf
- Who we are
- How we, the directors, are governed
- How we govern the Company
- How and what we are paid

What Has Kept Us Busy

In this section, we, your Board of Directors, provide you information about who we are, how we are organized, how we operate, and what we are paid. We would like to open, however, with a short summary of what we have been doing for you, our fellow shareholders. This important information is not always included in proxy statements and we believe we should provide it since you are being asked to re-elect us.

Our Board, working with our management team, has taken significant actions to drive our Company forward through a critical turnaround. In the 22 months starting as of October 2016 we have taken these governance and board strategy-level actions:

- Appointed David Williams as our Independent Board Chair
- Announced that we would consider franchising our Company-owned Supercuts salons where we believe it will maximize shareholder value
- Hired a seasoned turnaround expert, Hugh Sawyer, as our new CEO
- Announced the sale of substantially all of our mall-based salon business in North America and substantially all of our international salons
- Announced the closure of ~600 non-performing Company owned SmartStyle stores
- Recruited new individuals to fill the roles of EVP and CFO; EVP, CTO and Head of Engineering; SVP and CHRO; SVP, General Counsel and Corporate Secretary

- Promoted a new President of Franchise, SVP and Chief Marketing Officer, SVP Chief Accounting Officer, SVP Merchandise and VP Creative
- Announced a multi-year sponsorship with Major League Baseball, making our SuperCuts® brand the official hair salon, official hair stylists and partner of MLB
- Appointed Virginia Gambale, a well-regarded technologist as the eighth member of our board
- Undertaken a series of engagement meetings with our shareholders to solicit ideas and input for the design of our fiscal 2019 compensation plan
- Retained Pay Governance to help us design a new, and, we believe, highly innovative compensation plan
- Initiated a review and update of our governance guideliness

We expect to continue our shareholder engagement and maintain our openness to ideas to enhance shareholder value, whatever the source. We encourage you to visit the User's Guide section of this proxy statement to find ways to share your ideas with us.

The Board unanimously recommends that you vote <u>FOR</u> the election of each of the director nominees below.

Eight directors are to be elected at the Annual Meeting, each to hold office for one year until the 2019 Annual Meeting of Shareholders and until their successors are elected and qualified. Based upon the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the eight persons named below for election as directors. Each of the Board's nominees are standing for re-election by the shareholders at the Annual Meeting, except Virginia Gambale, who was identified as a candidate by a non-management director and appointed to the Board effective March 1, 2018, and each nominee has consented to serve if elected.

Unless authority to vote is withheld, proxies submitted will be voted for the election of the Board's nominees named herein as directors of Regis. If for any reason a nominee becomes unable to serve or for good cause will not serve if elected, the Nominating and Corporate Governance Committee may designate substitute nominees, in which event the shares represented by proxies returned to us will be voted for such substitute nominees. If the Nominating and Corporate Governance Committee designates any substitute nominees, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by SEC rules.

Who We Are



Daniel G. Beltzman

General Partner, Birch Run Capital Advisors, LP

Independent

Director since 2012

Age: 43

Board committees

- Compensation, *Chair*
- Nominating and Corporate Governance
- Technology

CAREER HIGHLIGHTS

- General Partner, Birch Run Capital Advisors, LP, an investment adviser, since May 2006

- Mergers and Acquisitions and Equity Research departments of Deutsche Bank Securities, Inc. and Bank of America Securities

SKILLS / EXPERIENCE

- Financial experience and expertise

- Represents a significant shareholder

EDUCATION

BBA, Accounting/Finance, University of Michigan
MAcc, University of Michigan

ALSO...

Daniel cofounded Birch Run Capital Advisors when he was 31. Birch Run looks to invest in organizations that believe that value follows values. It looks for organizations whose people are willing to invest their time, resources, and reputations to support both.

OTHER PUBLIC BOARDS

- Ditech Holding Corp. f/k/a Walter Investment Management Corp. (since December 2015)

VOTING SUPPORT

2017: 97.3% | 2016: 86.5% | 2015: 88.0% | 2014: 99.4% | 2013: 92.8% | 2012: 99.4%



Virginia Gambale

Managing Partner, Azimuth Partners LLC

Independent

Director since 2018

Age: 59

Board committees

- Audit
- Compensation
- Technology, *Chair*

CAREER HIGHLIGHTS

- Managing Partner & Founder, Azimuth Partners LLC, a strategic advisory firm in the field of technology innovation and growth strategies for early, mid-and late-stage companies, since 2003
- Former head of Deutsche Bank Strategic Ventures and General Partner of Deutsche Bank Capital Partners
- Board President, Newport Music Festival
- Adjunct Faculty Member, Columbia University
- Mentor, Columbia University's Masters in Technology Leadership
- Senior management positions at Merrill Lynch, Bankers Trust and Marsh McLennan

SKILLS / EXPERIENCE

- Technologist - focuses on growth and innovation strategies for technology and technology-driven services companies
- Senior management positions (including CIO) at Merrill Lynch, Bankers Trust, Deutsche Bank and Marsh McLennan
- Deal structuring for venture and growth capital funding; led numerous M&A transactions in the tech sector

EDUCATION

BS, Mathematics & Computer Science, minor in Business, New York Institute of Technology

ALSO...

Virginia has extensive expertise in transformative business technology. She is also a concert pianist.

OTHER PUBLIC BOARDS

- JetBlue Airways Corporation (since 2006); Compensation Committee Chair
- First Derivatives plc (since March 2015)

FORMER

- Dundee Corporation (2015 – 2018)
- Piper Jaffray Companies (2009 – 2011)
- Motive, Inc. (2004 – 2008)



David J. Grissen

Group President, Marriott International, Inc.

Independent

Director since 2013

Age: 61

Board committees

- Audit, ACFE
- Nominating and Corporate Governance, *Chair*
- Technology

CAREER HIGHLIGHTS

- Joined Marriott International, Inc., a global operator of hotels and related lodging facilities, in 1986 with his most recent role being Group President since 2013

- Various positions at Marriott including Group President, Americas; President, Americas; Executive Vice President of the Eastern Region; Senior Vice President of the Mid-Atlantic Region and Senior Vice President of Finance and Business Development

SKILLS / EXPERIENCE

- Leadership experience with a complex organization that includes franchised, managed and owned operations
- Building marketing platforms with multiple portfolio brands
- Acquisitions and integration

EDUCATION

BA, Michigan State University
MBA, Loyola University Chicago

ALSO...

David implemented the 4 Disciplines of Execution because he saw how employees understanding how their day-to-day activities relate to the company's overall business results made them feel they were all working towards a common goal and they make a difference and have a voice.

David, a long-time runner, served as Vice Chairman of Back On My Feet, a non-profit whose mission is helping the homeless via a structured running program.

OTHER PUBLIC BOARDS

Former

- Good Times Restaurants Inc. (2005 – 2010)

VOTING SUPPORT

2017: 99.0% | 2016: 89.0% | 2015: 89.3% | 2014: 99.5% | 2013: 98.1%



Mark S. Light

Former Chief Executive Officer, Signet Jewelers

Independent

Director since 2013

Age: 56

Board committees

- Compensation
- Nominating and Corporate Governance
- Technology

CAREER HIGHLIGHTS

- In 1978 joined Signet Jewelers, the world's largest retailer of diamond jewelry (with over 3,500 stores including Kay Jewelers, Zales, Jared The Galleria of Jewelry, H. Samuel, Ernest Jones, Peoples and Piercing Pagoda) operating in North America and the United Kingdom

- Chief Executive Officer and Director of Signet Jewelers from November 2014 until his retirement in July 2017

- Various management positions including President and Chief Operating Officer, Executive Vice President of Operations and Division President while at Sterling Jewelers, Signet's main US business

SKILLS / EXPERIENCE

- Led an international sales team to deliver a superior customer experience

- Led the development of start-up retail jewelry brand, Jared the Galleria of Jewelry to over $1 billion in annual revenue in 2017

- Led and managed many acquisitions while integrating synergies

- Led in the acquisition and integration of a large diamond-cutting factory in Botswana, Africa

- Led in the development of several exclusive international jewelry product brands such as Open Hearts by Jane Seymour, Neil Lane Bridal, and the Ever Us Two Stone collection to name a few

EDUCATION

Kent State University and Ohio University

ALSO...

When Mark became Head of Sterling, he oversaw a tripling of the unit's sales.

In his time at Signet, he oversaw a successful acquisition and integration of Zales, expanded its outlet channel by acquiring Ultra, made significant progress on the company's OmniChannel strategy, realigned the organization structure and re-engineered and stabilized its ecommerce platform.

Mark is the Chairman of the Board of Directors of Bedrock Manufacturing, which is the parent of two iconic American brands, Shinola and Filson.

OTHER PUBLIC BOARDS

Former

- Signet Jewelers Limited (2014 – 2017)

VOTING SUPPORT

2017: 96.7% | 2016: 87.7% | 2015: 88.2% | 2014: 99.9% | 2013: 98.1%



Michael J. Merriman

Operating Advisor, Resilience Capital Partners, LLC

Independent

Director since 2011

Age: 62

Board committees

- Audit, ACFE, *Chair*
- Compensation

CAREER HIGHLIGHTS

- Operating Advisor at Resilience Capital Partners, a private equity firm, since 2008
- Chief Executive Officer, The Lamson & Sessions Co. (November 2006 until sale November 2007)
- SVP & Chief Financial Officer, American Greetings Corporation (September 2005 – November 2006)
- President & CEO, Royal Appliance Mfg. Co. (1995 – 2004)
- Chief Financial Officer, Royal Appliance Mfg. Co. (1992 – 1995)
- Audit Partner, Arthur Anderson & Co.

SKILLS/EXPERIENCE

- Public company CEO leadership experience
- Consumer product sales and marketing direct to consumer, as well as to big box retailers including Walmart
- M&A experience including the sale of both public and private companies
- Public accounting experience

EDUCATION

BS, Business Administration, John Carroll University

ALSO...

Michael was named CEO of Royal Appliance Manufacturing at 39, after joining the company as CFO three years earlier.

OTHER PUBLIC BOARDS

- Nordson Corporation (since 2008), Chairman of the Board (since February 2018) Audit Committee Chair (until February 2018)
- OMNOVA Solutions Inc. (since 2008), Nominating & Corporate Governance Committee ChairFormer

Former

- Invacare Corporation (2014 – 2018)
- American Greetings Corporation (2006 – 2013)
- RC2 Corporation (2004 – 2011)

VOTING SUPPORT

2017: 98.2% | 2016: 87.7% | 2015: 88.6% | 2014: 99.4% | 2013: 92.8% | 2012: 95.0% | 2011: 94.8%



M. Ann Rhoades

President, People Ink, Inc.

Independent

Director since 2015

Age: 73

Board committees

- Audit
- Compensation

CAREER HIGHLIGHTS

- President, People Ink, Inc., a human resources consulting firm, since 1999
- Executive Vice President, People, JetBlue Airways (1999 – 2002)
- Executive Vice President, Team Services, Promus Hotel/DoubleTree Hotels Corporation (1995 – 1999)
- Vice President, People, Southwest Airlines (1989 – 1995)

SKILLS / EXPERIENCE

- Human resources experience
- Consumer experience

Education

MBA, The University of New Mexico

ALSO...

Ann built a hiring model to get high-performance outcomes based in hiring according to values that helped create JetBlue and Southwest Airlines' well-regarded cultures.

Author of *Built on Values, Creating an Enviable Culture That Outperforms the Competition*.

Flew in an F-16 at 9.1Gs.

OTHER PUBLIC BOARDS

Former

- JetBlue Airways (2001 – 2015), Compensation Committee Chair
- Restoration Hardware (1999 – 2001, 2005 – 2009)
- P.F. Chang's China Bistro, Inc. (2003 – 2012), Compensation Committee Chair

VOTING SUPPORT

2017: 98.9% | 2016: 98.8% | 2015: 99.2%



Hugh E. Sawyer

President & Chief Executive Officer, Regis Corporation

Director since 2017

Age: 64

Board committees

- Technology

CAREER HIGHLIGHTS

- President & CEO, Regis Corporation since April 2017
- Managing Director, Huron Consulting Group Inc., a management consulting firm (2010 – 2017)
- Interim President & CEO, JHT Holdings (2010 – 2012)
- Chief Administrative Officer, Chief Restructuring Officer, Fisker Automotive Inc. (January 2013 – October 2013)
- Interim President, Euramax International (February 2014 – August 2015)
- Including Regis, he has served as President or CEO of Wells Fargo Armored Services Corporation, The Cunningham Group, Inc., National Linen Services, Inc., Aegis Communications Group, Inc., Allied Holdings, and Legendary Holdings, Inc.

SKILLS / EXPERIENCE

- Member of the Turnaround Management Association (TMA)
- Certified Turnaround Professional (CTP)
- Recipient TMA's "2011 Large Company Turnaround of the Year" Award
- Recipient TMA's "2012 Mid-Size Company Turnaround of the Year" Award

EDUCATION

BA, with academic honors, University of Florida, Gainesville

ALSO...

Hugh has more than 35 years of experience leading operational improvements, turnarounds, mergers and acquisitions and strategic transformations for both public and private companies across a diverse group of industries. He has served as President or CEO of nine companies and fifteen boards of directors over his career.

OTHER PUBLIC BOARDS

- Huron Consulting Group Inc. (since February 2018)

Former

- Edison Mission Energy (2012 – 2014)
- Energy Future Competitive Holdings Company LLC; Texas Competitive Electric Holdings Company LLC from 2013 to October 2016

VOTING SUPPORT

2017: 99.2%



David P. Williams

Executive Vice President and Chief Financial Officer, Chemed Corporation

Chairman of the Board, Regis Corporation

Independent

Director since 2011

Age: 57

Board committees

- Audit, ACFE
- Nominating and Corporate Governance

CAREER HIGHLIGHTS

- Chief Financial Officer, Chemed Corporation, a provider of hospice care and repair and maintenance services, since February 2004
- SVP & CFO, Roto-Rooter (1998 – 2004)
- CFO, Omnia Group
- SVP & CFO, Veratex Group
- Tenure at PricewaterhouseCoopers (1983 – 1990) including last title as Manager, Comprehensive Professional Services Consulting Group

SKILLS / EXPERIENCE

- Leadership experience
- Accounting and financial expertise

Education

BA, Accounting, Michigan State University
MBA, with high honors, Michigan State University's Executive Management Program

ALSO...

Under David's financial leadership, Chemed's shareholders receive returns on their equity that far outpace the rest of the industry—the current ROE is 22.36% (industry is 13.77%).

VOTING SUPPORT

2017: 99.1% | 2016: 89.1% | 2015: 89.8% | 2014: 99.4% | 2013: 97.1%
2012: 96.7% | 2011: 81.8%

Our Board Governance

We believe that how we govern ourselves is as important as the corporate governance that sets guidance and parameters for the Company more generally. This is a summary of some of our key board governance provisions. More information can be found on our website, www.regiscorp.com, and in the next section summarizing some of the key provisions that apply more broadly to the Company. Our compensation governance provisions can be found in our Compensation Discussion and Analysis.

All of our directors except our President and CEO are independent. We provide in our User's Guide at the end of this proxy statement a description of our Board's independence standards. Under these standards the Board has determined that each director, with the exception of Mr. Sawyer, our President and CEO, is independent. The Board has also determined that the independence of Mr. Williams, Chief Financial Officer of the parent company of Roto-Rooter, and Mr. Grissen, Group President of Marriott International, Inc., is not impaired by the fact that the Company pays Roto-Rooter and Marriott for plumbing and hotel services, respectively. Accordingly, a supermajority of our Board is independent.

Our board chair is an independent director. The Board believes that having an independent Chair is an appropriate governance practice and leadership structure for our Company at this time.

All of our directors stand for election every year.

Special meetings. Shareholders holding 10% or more of our outstanding stock have the right to call a special meeting of shareholders.

Board and committee meeting attendance. Each of our then-serving directors attended, in person or by teleconference, at least 75% of the 11 meetings of our Board and the meetings of the board committees on which each director served during the fiscal year ending June 30, 2018.

Annual meeting attendance. Our Board does not have a formal policy relating to Board members' attendance at annual shareholder meetings. Directors are, however, encouraged to attend these meetings and all but one of our then-serving directors attended our 2017 annual shareholders meeting in person and the other then-serving director participated telephonically.

Our Board has a majority voting standard. Incumbent directors who do not receive a majority of votes cast must tender their resignation for the board to review. The Company's governance guidelines further provide that if the Board decides not to accept a director's resignation in such circumstances, it will disclose its reasons.

Director stock ownership. Our directors are required to hold all common stock they receive as part of their board compensation until they cease to serve as directors.

Age and tenure limits. The Company's corporate governance guidelines contain both age and tenure limit provisions.

Over-boarding. The Company's corporate governance guidelines contain provisions related to limiting its directors' service on other boards of directors.

Director evaluations. The Company's corporate governance guidelines contain provisions requiring annual board evaluations.

Director orientation and education. Directors receive orientation overseen by the Board and the Corporate Governance and Nominating Committees and are supported in obtaining continuing director education.

Executive sessions. Our board has a policy of conducting executive sessions of the independent directors in connection with each regularly scheduled Board meeting.

Communicating with the Board. Our directors provide means for shareholders to communicate with the Board—which are described in the User's Guide at the end of this proxy. Our directors have also made it a practice to proactively engage with shareholders.

Board's Role in Risk Oversight. One of the key responsibilities of the Board is to develop a strategic direction for the Company and provide management oversight for the execution of that strategy. The Board regularly reviews information regarding our financial, strategic and operational issues, as well as the risks associated with each. While the Board has overall responsibility for risk management, each of the Board committees has supporting responsibility for risk management and makes periodic updates to the full Board. Their specific areas of responsibility are:

- The Audit Committee discusses and approves policies with respect to risk assessment and risk management. The Audit Committee oversees the management of financial risks and monitors management's responsibility to identify, assess and manage risks.

- The Compensation Committee is responsible for overseeing our executive compensation programs and reviewing risks relating to our overall compensation plans and arrangements.

- The Nominating and Corporate Governance Committee manages risks associated with potential conflicts of interest pursuant to our Code of Ethics and reviews governance and compliance issues with a view to managing associated risks.

- The Technology Committee is responsible for reviewing risks associated with significant technology investment and/or deployment.

- While each committee is responsible for regularly reviewing, evaluating and overseeing the management of such risks, the Board is regularly informed through committee reports about such risks. In addition, the Board and the committees receive regular reports from our Chief Financial Officer, General Counsel, Executive and Senior Vice Presidents and other Company officers and personnel with roles in managing risks. The Compensation Committee is also advised by its compensation consultant, which periodically reviews the risk relating to the Company's compensation practices. Our leadership team meets with our General Counsel and head of Internal Audit to discuss and evaluate risks applicable to our Company.

Director Nomination Process. The Nominating and Corporate Governance Committee is responsible for screening and recommending director candidates to the full Board for nomination. The Nominating and Corporate Governance Committee will consider nominations received from our shareholders, provided that proposed candidates meet the requisite director qualification standards discussed below. When appropriate, the Committee will also engage an independent third-party search firm. The Committee will then evaluate the resumes of any qualified candidates recommended by shareholders and search firms, as well as by members of the Board. Generally, in order to be considered for nomination, a candidate must have:

- High professional and personal ethics and values;

- A strong record of significant leadership and meaningful accomplishments in his or her field;

- Broad experience;

- The ability to think strategically;

- Sufficient time to carry out the duties of Board membership; and

- A commitment to enhancing shareholder value and representing the interests of all shareholders.

Candidates are evaluated based on these qualification standards and the current needs of the Board, with due consideration of the requirement of our Corporate Governance Guidelines and NYSE and SEC regulations that at least a majority of the board consist of independent directors. In addition, when considering nominees to the Board and in evaluating the composition of the Board as a whole, the Nominating and Corporate Governance Committee considers the value of diversity. Although we do not have a specific policy on diversity, the Nominating and Corporate Governance Committee considers diversity of gender, race, national origin and executive or professional experience, including skills such as an understanding of the retail industry, the hair-care market, finance, accounting, marketing, technology and international experience, when considering nominees. The Company believes that the principal qualification of a prospective director is the ability to act effectively on behalf of all shareholders.

All shareholder nominations must be accompanied by a candidate resume that addresses the extent to which the nominee meets the director qualification standards. Nominations will be considered only if we are currently seeking to fill an open director position. All nominations by shareholders should be sent to the Chair of the Nominating and Corporate Governance Committee, c/o the Corporate Secretary, Regis Corporation, 7201 Metro Boulevard, Edina, Minnesota 55439.

Our Corporate Governance

Our corporate governance provisions that relate to our board of directors are summarized in the preceding section. Our compensation governance provisions are summarized in the Compensation Discussion and Analysis section of this proxy statement. Our corporate governance guidelines are posted on our website, www.regiscorp.com. This information is also available in printed form free of charge to any shareholder who requests it by writing to our Corporate Secretary at Regis Corporation, 7201 Metro Boulevard, Edina, MN 55439.

Code of Business Conduct and Ethics. The Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all of our employees, directors and officers, including our President and Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other senior financial officers. The Code of Ethics, as applied to our principal financial officers, constitutes our "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act and is our "code of business conduct and ethics" within the meaning of the listing standards of the New York Stock Exchange ("NYSE"). The Code of Ethics is posted on our website at www.regiscorp.com. You may request copies, which will be provided free of charge, by writing to our Corporate Secretary, Regis Corporation, 7201 Metro Boulevard, Edina, Minnesota 55439. We intend to promptly disclose future amendments to certain provisions of our Code of Ethics, and any waivers of provisions of the Code of Ethics that are required to be disclosed under the rules of the SEC or under the listing standards of the NYSE, at the same location on our website.

Related Party Transactions. Our Board has adopted a Related Party Transaction Approval Policy requiring approval of all related party transactions for amounts exceeding $10,000 for the fiscal year. We did not have any related party transactions during fiscal 2018.

Complaint/hotline procedures. The Company's governance guidelines provide for the publication of a toll-free number and mailing address for complaints to be submitted to the Audit Committee.

Our Board's Committees

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Technology Committee. The Board established the Technology Committee in July 2018. The composition of these committees at fiscal year-end is set forth below, except the composition of the Technology Committee which reflects the initial membership as established in July 2018.

The Board has determined that all members of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Technology Committee qualify as independent directors as defined under the NYSE corporate governance rules.

The charters of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Technology Committee may be viewed on our website at www.regiscorp.com under "Corporate Governance" on the "Investor Information" page. The charters are also available in printed form free of charge to any shareholder who requests them by writing to our Corporate Secretary at 7201 Metro Boulevard, Edina, Minnesota 55439. The charters include information regarding the committees' composition, purpose and responsibilities.

Audit Committee

The Audit Committee assists the Board in discharging its oversight responsibility to the shareholders and investment community regarding: (i) the integrity of our financial statements and financial reporting processes; (ii) our internal accounting systems and financial and operational controls; (iii) our audit, accounting and financial reporting processes; (iv) the engagement, qualifications and independence of the independent auditor; (v) the performance of our internal audit activities; and (vi) compliance with our ethics programs, including the Code of Ethics, our whistle-blower policy and legal and regulatory requirements.

In carrying out these duties, the Audit Committee maintains free and open communication between the Board, the independent auditor and our management. The Audit Committee meets with management and the independent auditor at least quarterly, generally prior to our earnings releases to discuss the results of the independent auditor's quarterly reviews and fiscal year-end audit.

The Board has determined that all members of the Audit Committee meet the NYSE definitions of independence and financial literacy for Audit Committee members. In addition, the Board has determined that each of Mr. Williams,

Our Board's Committees

Director Name	Audit	Compensation	Nominating and Corporate Governance	Technology
Daniel G. Beltzman		■ CHAIR	■	■
Virginia Gambale	■	■		■ CHAIR
David J. Grissen	■[1]		■ CHAIR	■
Mark S. Light		■	■	■
Michael J. Merriman	■[1] CHAIR	■		
M. Ann Rhoades	■	■		
Hugh E. Sawyer				■
David P. Williams	■[1]		■	
Meetings during fiscal 2018	**4**	**8**	**4**	**N/A[2]**

[1] Denotes Audit Committee Financial Expert

[2] The Technology Committee was formed in July 2018.

Mr. Merriman and Mr. Grissen, all whom are independent directors, is an audit committee financial expert (ACFE) for purposes of the SEC rules and possesses accounting or related financial management expertise required by the NYSE. Members serving on the Audit Committee do not currently serve on the audit committees of more than three public companies.

Compensation Committee

The primary responsibilities of the Compensation Committee are to determine and approve, or make recommendations to the Board with respect to, the compensation and benefits packages of the executive officers and to consider and recommend incentive compensation and equity-based plans. The Compensation Committee also reviews director compensation, oversees the evaluation of the CEO, and evaluates its own performance on an annual basis. Additional information about the responsibilities of the Compensation Committee is provided below under "Executive Compensation— Compensation Discussion and Analysis." The Board has determined that all members of the Compensation Committee also meet the NYSE definition of independence applicable to Compensation Committee members.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee discharges the Board's responsibilities related to general corporate governance, including Board organization, membership and evaluation. It monitors Board education and orientation of new directors, and manages the annual CEO evaluation. In addition, the Nominating and Corporate Governance Committee assists the Board in the development of and compliance with the Company's Corporate Governance Guidelines. It also reviews and resolves any director conflicts of interest and presents qualified individuals for election to the Board. Finally, this committee oversees the evaluation of the performance of the Board and each standing committee of the Board. For further information regarding our director nomination process, see "Director Nomination Process" above.

Technology Committee

The Technology Committee, formed in July 2018, assists the Board by overseeing the Company's technology strategy and planning; investments; the prioritization, degree and pace of innovation; and related business purposes. It monitors the continuous flow of innovative, differentiated, leadership products in the markets currently served by the Company, and plans for the insertion of new technology into the Company's long-range strategic plan. It also reviews and recommends disruptive products and technologies and reviews the Company's cybersecurity measures and response plans. In addition, it reviews the adequacy of processes, tools, facilities and technology leadership connected with product and technology development, and it reviews and recommends the costs, benefits, risks and prioritization associated with significant technology investments and deployments.

How Our Directors Are Paid

We designed our director compensation program to address the time, effort, expertise, and accountability required of active board membership, with consideration given to industry comparisons of directors' compensation. Our Board believes that annual compensation for non-employee directors should consist of both cash to compensate members for their service on the Board and its committees, and equity to align the interests of directors and our shareholders. By vesting over time, equity awards also create an incentive for continued service on our Board.

Compensation of our directors is reviewed and determined by the Board on an annual basis. Employee directors do not receive any cash or other compensation for their services as directors. Each of the cash compensation and the equity compensation for non-employee directors who serve during only a portion of a fiscal year is pro-rated. Fiscal 2018 director compensation was flat with fiscal 2017. Our current non-employee director compensation is as follows:

- An annual cash retainer of $70,000;

- Annual cash retainers of $15,000, $10,000, $7,500 and $15,000 for the chairs of the Audit Committee, Compensation Committee, the Nominating and Corporate Governance Committee and the Technology Committee, respectively;

- An annual grant of restricted stock units valued at $90,000, which vest monthly over a period of one year and pay out when the director leaves the Board, generally granted on the date of the director's election or re-election at the annual meeting of shareholders; and

- An annual grant of restricted stock units valued at $85,000 payable to our independent Chair of the Board, which vest monthly over a period of one year and pay out when the Chair leaves the Board, generally granted on the date of the Chair's re-election at the annual meeting of shareholders.

In October 2015, the Compensation Committee provided that Mr. Beltzman would henceforth receive cash in lieu of a director equity grant due to his beneficial ownership of greater than 20% of our outstanding common stock. Therefore, for his term ending October 23, 2018, he is receiving an additional $90,000 in cash and no equity grant.

In August 2018, the Board reviewed our director compensation against market practices and determined to increase the value of the annual grant of restricted stock units to $110,000 effective with the grant made in connection with the 2018 Annual Meeting, and at the same time, increase the value of the additional restricted stock units granted to our independent Chair of the Board to $90,000. The Board also determined to increase, effective for the quarterly payments made for our second quarter of fiscal 2019, the annual cash retainers for the chairs of each Board committee by $5,000.

The following table shows, for each of the non-employee directors who served during the fiscal year ended June 30, 2018, information concerning their annual and long-term compensation earned during such fiscal year.

Fiscal 2018 Director Compensation Table

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Total($)
Daniel G. Beltzman	167,500	—	167,500
Virginia Gambale	23,333	59,992	83,325
David J. Grissen	77,500	89,993	167,493
Mark S. Light	70,000	89,993	159,993
Michael J. Merriman	83,750	89,993	173,743
M. Ann Rhoades	70,000	89,993	159,993
Stephen E. Watson[2]	17,500	—	17,500
David P. Williams	73,750	174,994	248,744

[1] Values expressed represent the aggregate grant date fair value of restricted stock units granted during fiscal 2018, as computed in accordance with FASB ASC Topic 718, based on the closing stock price on the grant date. See Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2018 for a description of the assumptions used in calculating these amounts.

[2] Mr. Watson's term expired on October 17, 2017, as he did not stand for re-election at the 2017 annual meeting of shareholders.

The following table shows, for each of our current non-employee directors, the aggregate number of stock and option awards beneficially owned by them as of June 30, 2018:

Director Name	Aggregate Stock Awards Outstanding as of 06/30/18 (#)	Aggregate Option Awards Outstanding as of 06/30/18 (#)
Daniel G. Beltzman	17,535	—
Virginia Gambale	3,785	—
David J. Grissen	31,807	—
Mark S. Light	31,807	—
Michael J. Merriman	42,202	—
M. Ann Rhoades	20,311	—
David P. Williams	54,862	—

ITEM 2

APPROVAL OF ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

 Upon the recommendation of the Compensation Committee of the Board, the Board unanimously recommends a vote **FOR** the approval of the compensation of our Named Executive Officers.

APPROVAL OF ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

As required by SEC rules, we are providing shareholders with an annual, non-binding advisory vote to approve the executive compensation as disclosed in the CD&A. At the Annual Meeting, shareholders will vote on the following advisory resolution regarding the compensation of our Named Executive Officers as described in this Proxy Statement (commonly referred to as "Say-on-Pay"):

"RESOLVED, that the shareholders of Regis Corporation approve, on an advisory basis, the compensation paid to the Company's Named Executive Officers as disclosed in the 'Compensation Discussion and Analysis' section, and compensation tables and narrative discussion contained in the 'Executive Compensation' section in this Proxy Statement."

Our executive compensation programs are based on our belief that attracting, retaining and motivating talented executives is critical to the maintenance of our competitive advantage in the haircare industry and to the achievement of the business goals set by the Board. Accordingly, our executive compensation programs are designed to reward executives for achievement of our financial and business goals, while also aligning our executives' interests with those of our shareholders. We believe that we best achieve these goals by providing our executives with a mix of compensation elements that incorporate cash and equity, as well as short-term and long-term components, and that are tied to our business goals, all as described in the following Compensation Discussion and Analysis (CD&A) section of this Proxy Statement.

As described in the CD&A, we believe that our fiscal 2018 financial results yielded the pay-for-performance alignment that the Compensation Committee is focused on. In particular, we met or exceeded two of the three performance metrics (Incentive EBITDA and The Beautiful Group transaction) under our annual incentive plan at the maximum level of achievement, and we met the third performance metric (SmartStyle restructuring) at the target level of achievement. These accomplishments were critical to position us to take our next step forward in transforming Regis.

For a comprehensive description of our executive compensation program, philosophy and objectives, including the specific elements of executive compensation that comprised the program in fiscal 2018, please refer to the CD&A, as well as the Summary Compensation Table and other executive compensation tables (and accompanying narrative disclosures) that follow the CD&A.

This advisory vote will not affect any compensation already paid or awarded to our NEOs and will not be binding on the Board or the Compensation Committee. However, the Compensation Committee will review and carefully consider the outcome of the vote. If there are a significant number of negative votes, the Compensation Committee will seek to understand the concerns that influenced the vote and consider them in making future executive compensation decisions.

Upon the recommendation of the Compensation Committee of the Board, the Board unanimously recommends a vote FOR the approval of the compensation of our Named Executive Officers.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

The Starting Point

In November 2015, Regis Corporation's stock hit a multi-year high of $18.04. In May 2017, just as our new CEO was joining the Company, it hit a multi-year low of $9.13.

Our fiscal 2018 pay plans, which we describe in this section, reflected our need to redirect the Company. Our pay focused on near-term, top-talent recruitment and retention, the rapid execution of key elements of our turnaround, and stock price improvement.

Our fiscal 2019 pay plans, which we also summarize in this section, reflect our belief that different plans are needed to propel the Company toward the future.

Real ownership matters to us — hence our emphasis in our fiscal 2019 pay plans on executives' purchases of shares with their own money and our longer-than average ownership requirements. This belief in owners' importance is also evidenced by the number of engagements we directors have had—on our own—with major shareholders.

Our People

At Regis, we enable hundreds of people to become small business owners through our franchise system. Our ownership culture reflects our belief that leadership should be enabled throughout the Company and owners have reason to be leaders.

As required by law, we provide you the following information concerning the basic objectives, principles, decisions, material elements, processes, amounts and rationale underlying the compensation and of our Named Executive Officers ("NEOs"). For fiscal 2018 our NEOs are:

Name	Title	Period of Employment
Hugh E. Sawyer	President and Chief Executive Officer	April 2017 - present
Andrew H. Lacko	Executive Vice President and Chief Financial Officer	July 2017 - present
Eric A. Bakken	Executive Vice President and President - Franchise	January 1994 - present
Jim B. Lain	Executive Vice President and Chief Operating Officer	November 2013 - present
Rachel Endrizzi	Senior Vice President and Chief Marketing Officer	December 2004 - present
Annette L. Miller	*Former* Senior Vice President and Chief Merchandising Officer	December 2014 - December 2017
Andrew W. Dulka	*Former* Senior Vice President and Chief Information Officer	July 2012 - November 2017

Much of our fiscal 2018 pay story, indeed, is about attracting, positioning and supporting the right people. Since our recruitment of a highly regarded turnaround CEO just before the fiscal year started, we:

- Promoted Eric Bakken to President - Franchise
- Appointed Andrew Lacko as EVP and CFO
- Promoted James Suarez to VP, Creative
- Appointed Kathryn Shawn Moren as SVP and CHRO
- Appointed Amanda P. Rusin as SVP, General Counsel and Corporate Secretary
- Promoted Kersten Zupfer to SVP and Chief Accounting Officer
- Appointed Chad Kapadia as EVP, Chief Technology Officer and Head of Product Engineering
- Promoted Laura Alexander to SVP, Merchandise

> ## Our 2018 Pay Plan was designed to support our people, our financial and transformational objectives, and our delivery of shareholder value.

Our fiscal 2018 pay plans were tailored to:

- Help us get the right people in the right positions
- Retain our leaders during the challenging restructuring period
- Incentivize achieving our key transactional and post-transactional implementation and performance goals
- Align interests to grow our franchise program and the restructuring of our non-performing Company-owned salons
- Create a platform for delivering sustainable shareholder value while working our way through a transformation

The following table lays out each major element of our fiscal 2018 pay plans.

Element	Form	Metric	Performance Period	Objective
Base Salary	Cash	Fixed	N/A	Provide a base level of compensation for executive talent
Annual Non-Equity Cash Incentive ("Bonus")	Cash	Incentive EBITDA[1] (60%)	1 year	Motivate executives to meet and exceed objectives aligned with our annual strategic plan
		The Beautiful Group Transaction[1] (20%)		
		SmartStyle Restructuring[1] (20%)		
Long-Term Incentive Compensation	Performance Stock Units (PSUs) 60%	End-of-Period Share Price[1]	3 years	Provide market-competitive equity-based compensation opportunities that enhance executive retention while aligning interests of executives and shareholders
	Restricted Stock Units (RSUs) 40%	Time-Based Vesting (value driven by stock price)	Vest ratably over 3 years	

1 Change for fiscal 2018.

The members of the Compensation Committee focused on tying PSUs to share-price enhancements. We set performance goals based on achieving End-of-Period Share Price goals corresponding to a year-over-year Compound Annual Growth Rate ("CAGR") measured against a baseline stock price over three years of 10% (at target) and 20% (at maximum). For purposes of these awards we defined an End-of-Period Share Price target as the volume-weighted average closing price of our common stock across the 50 trading days that end on July 31, 2020. This goal aligns with our focus on creating shareholder value, and we chose this metric largely in recognition that earnings per share goals, as used in fiscal 2017, would be challenging to set in the midst of a transformation.

When setting executive compensation for fiscal 2018, the Committee set challenging performance expectations related to Incentive EBITDA, The Beautiful Group Transaction progress and results, the SmartStyle Restructuring progress and results and stock price growth. Executive pay opportunities were, once again, delivered primarily through performance-based elements of pay.

At our 2017 annual meeting, over 98% of our shares voted were cast in favor of our executive compensation program. We believe that our continuing shareholder engagement and incorporation of shareholder feedback into our compensation program have been important to our being able to design and present plans that receive strong shareholder support.

Summary of the Fiscal 2019 Plan

Our New and Innovative 2019 Pay Plan Supports an Ownership and a Pay-For-Performance Culture

What We Wanted

As we, the members of Regis Corporation's Compensation Committee, began the process of creating our compensation plans for fiscal 2019, we recognized that the Company's situation has evolved substantially during fiscal 2018.

We started out with some fundamental principles:

- **We wanted Regis's employees** to do more than think like owners—we wanted them to be owners, and **to invest their own funds to become owners**.
- We wanted compensation to reward the achievement of financial goals as well as individual objectives tied to the achievement of the key elements of a long-term strategy.
- **We wanted to engage with our shareholders before we adopted our plan** to benefit from and incorporate their wisdom into our plan design.

The Journey was as Unusual as the Plan

Members of our compensation committee then set out to have individual conversations with senior stewardship/ proxy voters at our large shareholders, human capital thought leaders, senior executives of highly regarded companies, and compensation experts at leading proxy advisors.

Our directors conducted these meetings without members of management present. Our directors asked shareholders to direct them to the best-designed plans and the most significant shareholder position papers, which they then read. Our directors collected and analyzed this input to create the framework of a new plan. As part of this effort, we also hired a new compensation consultant, who was willing to enable and support our creativity. They then worked closely with the board to shape a plan that suited our Company with its current set of risks and opportunities.

What Changed

- Under our fiscal 2019 compensation plan, **executives will no longer receive automatic annual equity grants. Instead, each eligible executive will receive a single, larger initial equity grant at the outset of a five-year period and will not expect to receive additional automatic annual grants for the remainder of the period.**

Under our matching share program, participants may elect to contribute up to half of their earned annual short-term cash incentive, net of normalized tax withholding ("bonus") to purchase shares of our common stock; the Company will provide a matching grant of RSUs with a value equal to 200% of their contribution to the plan (before deducting any related or normalized tax withholding). These RSUs are subject to a five-year cliff vesting condition and participants are also required to hold their underlying purchased shares for the same five-year period. To help build executives' ownership position at the outset of our new program, we implemented an "early participation program" where eligible executives can elect to use up to half of their target 2018 bonuses, net of normalized tax withholding, to purchase shares and receive a matching RSU grant valued at up to 100% of their contribution (before deducting any related or normalized tax withholding), subject to the same cliff vesting requirement.

The initial equity grant is targeted at being three and one-half times the value of the executives' 2018 grant. Three-quarters of such grant will be in the form of performance shares, which require the Company's achievement of a three-year stock price performance goal, after which award recipients must wait an additional two years (until the fifth anniversary of the grant) to achieve vesting. The remainder of the grant will be in the form of RSUs that will cliff-vest after three years. The annualized value of the initial equity grant over the five-year period equates to approximately 70% of the 2018 annual grant.

Therefore, if executives do not participate in the matching share program, their five-year pay will be below what they would have received under the fiscal 2018 program. Executives who choose to make a personal investment in shares of our common stock through the matching share program may receive greater awards through stock price appreciation than was provided under our former program.

Our fiscal 2019 pay plan's link to performance is enhanced by the fact that maximum investments in the matching share program are tied to earned bonus payouts. Eligible executives who elect to contribute 25% of their earned bonus, net of normalized tax withholding, to purchase shares will receive a 100% match on their contribution (before deducting any related or normalized tax withholding); similarly executives who elect to contribute 50% of their earned bonus, net of normalized tax withholding, to share purchases will receive a 200% match on their contribution (before deducting any related or normalized tax withholding). The maximum matching grant opportunity will be lower in years of below-target payout, and higher in years of strong performance.

We believe it is also significant that **our fiscal 2019 pay plan has a much longer-term focus than the plan it replaces.** No equity will vest until three years after the date of the initial grant and the majority is subject to a relatively lengthy five-year cliff-vesting schedule. In contrast, under our fiscal 2018 plan, RSUs vested one-third per year over a three-year period, while performance awards were earned and vested at the end of three years. In addition, under the new 2019 plan, our CEO must hold all his shares that are granted to him pursuant to the new 2019 plan until he retires from service to Regis Corporation.

We believe our termination provisions are also aligned with shareholders' interest: prior to the third anniversary of the grant date **initial RSUs and PSUs will be forfeited in the event of voluntary termination, termination for cause, termination without cause** (if the current CEO is CEO at the time of a participant's termination and the terminated participant's position has not been eliminated by the Company), **or retirement**. In other limited circumstances, and only if applicable performance goals are satisfied, awards may be prorated over the vesting period. Termination provisions for awards to our CEO align with these principles, but will be modified slightly to conform with the terms of his employment agreement.

In addition to our short-term bonus payments being tied to the achievement of clear financial goals, and in addition to the effects that real ownership produces, we believe our fiscal 2019 equity-based plan focuses our leaders on sustainable, long-term performance in ways including these:

- A five-year time frame is long enough for managers to experience the effects of their decision making

- The extended duration of the plan means management will almost always have significant amounts of unvested equity, discouraging poaching, encouraging retention, and minimizing the impact on shareholders if we part ways with non-performing executives.

- Management can only earn their up-front PSU grant if Regis' stock price increases to the target.

The Committee believes that our fiscal 2018 compensation plan, that we will return to now, has put us in a position to be able to take this significant new step forward.

How We Design Executive Pay

Compensation Philosophy

Our executive compensation programs are based on our belief that attracting, retaining and motivating talented executives is critical to the maintenance of our competitive advantage in the haircare industry and to the achievement of the business goals set by the Board. Accordingly, our executive compensation programs are designed to reward executives for achievement of our financial and business goals, while also aligning our executives' interests with those of our shareholders.

The Committee has adopted a compensation philosophy that centers on the following guiding principles:

Generally target total direct compensation at the market median, with the following considerations:

- Achieving our desired competitive position will occur over time and will consider not only the total program value, but also the reward vehicles that are used (i.e., performance-based incentives versus fixed benefits).

- Moving toward the market median will consider our size and performance relative to peers (noted below) to ensure that targeted compensation is appropriately calibrated and that realizable compensation is consistent with absolute and relative performance.

Align with shareholder interests by designing a compensation portfolio that pays for performance.

- For fiscal 2018, the Committee incentivized management to drive increases in Incentive EBITDA, as it believed EBITDA served as an important indicator of underlying operational performance and profitability. EBITDA received slightly less emphasis in fiscal 2018 relative to prior years, due to the Committee's focus on our business transformation.

- For fiscal 2018, the Committee incentivized management to drive our business transformation, as it believed our business transformation initiatives will help advance our aspiration to build a high-performing business. As a result, the Committee replaced same-store sales metrics with business transformation metrics.

- For fiscal 2018, the Committee continued its emphasis on performance awards and full-value awards in its long-term incentive program. Long-term awards continued to be made up of two components (60% PSUs and 40% RSUs).

- For fiscal 2018, the Committee adopted a new performance measure for the PSUs. This performance measure is End-of-Period Share Price, and the Committee set performance goals corresponding to CAGR ranging from 10% to 20% per year over three years. The Committee determined to use End-of-Period Share Price, instead of earnings per share as done in fiscal 2017, in part because of the challenges associated with setting earnings per share goals in the midst of our business transformation.

The Committee also recognizes the need to remain flexible to address particular circumstances as they arise so that we can remain competitive in retaining talent and incentivize executives to achieve our current strategic objectives.

Review of External Market Data

The Committee considers compensation in the external market as one factor in its executive compensation decisions, examining both relevant broad retail industry data and data from a group of companies it considers its peers. At the beginning of fiscal 2017, with the assistance of its former independent compensation consultant, Willis Towers Watson, the Committee reviewed and revised the list of companies in its peer group set forth below, which was first selected in 2013.

Boyd Gaming Corp.	Fossil Group, Inc.[3]	Penn National Gaming, Inc.	The Cheesecake Factory, Inc.
Brinker International, Inc.	Fred's, Inc.	Revlon, Inc.	Ulta Beauty, Inc.
Buffalo Wild Wings, Inc.[1]	Jack in the Box, Inc.	Ruby Tuesday, Inc.[6]	
Cracker Barrel Old Country Store	Outerwall, Inc.[4]	Sally Beauty Holdings, Inc.	
Dine Brands Global, Inc.[2]	Panera Bread Co.[5]	Service Corporation International	

1 As of February 5, 2018, Buffalo Wild Wings, Inc. operates as a subsidiary of Arby's Restaurant Group, Inc.
2 Formerly known as DineEquity, Inc.
3 Fossil Group, Inc. is excluded for purposes of benchmarking Chief Executive Officer compensation because its chief executive officer does not receive any annual compensation.
4 As of 2016, Outerwall, Inc. was acquired by Apollo Global Management LLC.
5 As of July 28, 2017, Panera Bread Co. operates as a subsidiary of Rye Parent Corp.
6 As of December 21, 2017, Ruby Tuesday, Inc. was taken private.

Role of the Compensation Committee

The Committee is charged with developing and administering the base salary, annual and long-term incentives, and benefit programs for our executive officers. Our annual incentive program is typically referred to as our "bonus" program, and it is reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. In developing our compensation programs, a basic objective for the Committee was that the total compensation awarded to the NEOs be fair, reasonable and competitive in relation to the median compensation for similar positions within our peer group, as identified above, as well as in the broader retail market. This objective is consistent with our executive pay philosophy.

The primary purpose of the Committee is to discharge the responsibilities of the Board relating to the compensation of our executive officers. Accordingly, the primary duties and responsibilities of the Committee are:

- to determine and approve, or make recommendations to the Board with respect to, the compensation of all executive officers; and

- to consider and recommend the structure of, and changes to, our incentive compensation, equity-based plans and benefit programs.

Role of Executive Officers in Compensation Decisions

Our Chief Executive Officer furnishes his input to the Committee on the compensation of the Company's executive officers, including the other NEOs, and he may be present during deliberations and voting on the other executives' compensation. However, our Chief Executive Officer was not present during deliberations and voting regarding his own compensation or during other executive sessions of the Committee.

Role of the Independent Compensation Consultant

Throughout fiscal 2018, the Committee used Pay Governance as an independent consulting firm to provide executive compensation consulting services to the Committee. The Committee assessed Pay Governance's independence pursuant to applicable SEC rules and concluded that no conflict of interest exists that would prevent Pay Governance from independently representing the Committee.

Throughout fiscal 2018, Pay Governance worked with the Committee and management to establish incentive plan designs, supported the Committee with shareholder engagement efforts, and assisted the Committee on other activities in support of its responsibilities as set forth in its charter. During fiscal 2018, CamberView Partners, LLC, a consulting firm, also assisted the Committee with shareholder outreach by among other things creating presentation materials. The Chair of the Committee worked directly with Pay Governance to determine the scope of the work needed to assist the Committee in its decision-making processes. Pay Governance worked with management, at the direction of the Committee, to fully understand the future business direction and the historical, current and desired future direction of our pay policies and practices, as well as to facilitate the development of our compensation strategies, including the approach to determining compensation levels.

Elements of the Executive Compensation Program in Fiscal 2018

Target Compensation Mix for Fiscal 2018

The Committee established the mix of base salary and incentive compensation by referencing market practices for total direct compensation and for each element, subject to adjustments in the Committee's discretion based on Company-wide and individual performance factors. In developing the total direct compensation package for an NEO, the Committee considered the internal relationship of pay across all executive positions. To tie compensation to performance, the Committee structured annual non-equity incentive compensation and the performance-based element of long-term incentive compensation in a manner that provided the opportunity to earn above market compensation for results above target, and below market compensation when the target is not achieved. Target total compensation for Mr. Sawyer, our CEO, is not directly comparable to his compensation in 2017 or to the compensation of the other named executive officers due to the terms of his employment agreement (discussed below under "Compensatory Arrangements with Mr. Sawyer"), under which he was first eligible to receive an annual non-equity incentive award in 2018 and is first eligible to receive a long-term incentive award in fiscal 2019. Compared to fiscal 2017, target total compensation for the other NEOs remained relatively flat in fiscal 2018, as discussed below.



2018 CEO Target Compensation Mix
- **53%** Annual Incentive
- **47%** Salary

2018 Other NEO Target Compensation Mix (Average)
- **42%** Salary
- **34%** Equity
- **24%** Annual Incentive

Base Salary Decisions for Fiscal 2018

The Committee, assisted by its independent compensation consultant, did not increase base salaries for fiscal 2018, except for Ms. Endrizzi. In fiscal 2017, the Committee increased the base salaries of most of our NEOs. Previously, base salary was generally flat from fiscal 2013 through fiscal 2016, absent promotions and newly hired executives.

Base salaries for our NEOs for fiscal 2018 were as follows:

Name	Base Salary at June 30, 2017 (Annualized) ($)	Base Salary at June 30, 2018 (or Date of Termination, if earlier) (Annualized) ($)	Increase (%)
Hugh E. Sawyer	950,000	950,000	—
Andrew H. Lacko	—[1]	495,000	N/A
Eric A. Bakken	495,000	495,000	—
Jim B. Lain	400,000	400,000	—
Rachel Endrizzi	275,000	300,000[2]	9
Annette L. Miller	375,000	375,000	—
Andrew W. Dulka	300,000	300,000	—

[1] Mr. Lacko was appointed Executive Vice President and Chief Financial Officer on July 1, 2017.

[2] Effective November 1, 2017.

Annual Incentive Decisions for Fiscal 2018

Annual non-equity incentive compensation ("AIC") for our NEOs is determined each year under our Short Term Incentive Plan (the "Short Term Plan"). The AIC earned by our NEOs for fiscal 2018 is reported under the "Non-Equity Incentive Plan" column of the Summary Compensation Table. AIC amounts are governed by the Short-Term Plan and the AIC performance criteria, and payout levels are set each year by the Committee, in accordance with the terms of the Short-Term Plan. The target AIC amounts are established by the Committee as a percentage of base salary. Fiscal 2018 target AIC was flat year-over-year for the continuing executives, except for Mr. Bakken whose target AIC increased from 60% of base salary in fiscal 2017 to 75% of base salary in fiscal 2018 in connection with his promotion to President - Franchise. Mr. Sawyer was first eligible to earn an annual non-equity incentive award in fiscal 2018, pursuant to his employment agreement.

Name	Target AIC (as a Percentage (%) of Salary)	Target AIC ($)
Hugh E. Sawyer	115	1,092,500
Andrew H. Lacko	60	297,000
Eric A. Bakken	75	371,250
Jim B. Lain	60	240,000
Rachel Endrizzi	50[1]	145,833
Annette L. Miller	50	187,500
Andrew W. Dulka	50	150,000

[1] Ms. Endrizzi's target AIC as a percentage of base salary remained flat, but her base salary increased from $275,000 to $300,000 effective November 1, 2017, resulting in a pro-rated target AIC of $145,833.

Each year, the Committee evaluates our annual strategic plan to determine if the financial metrics are appropriate to measure achievement of our objectives and to motivate executives, and sets corresponding financial metrics to be included in the AIC awards. For fiscal 2018, the Committee established the following metrics:

Performance Measure	Weighting	Performance Goal		Award Multiplier
Incentive EBITDA	60%	Maximum	$94.5 M	200%
		Target	$82.5 M	100%
		50% of Threshold	$79.9 M	50%
		Threshold	$77.3 M	0%
The Beautiful Group Transaction	20%	Maximum	Closing and Satisfaction of 2 SOWs (as defined below)	200%
		150% of Target	Closing and Satisfaction of 1 SOW	150%
		Threshold and Target	Closing of The Beautiful Group Transaction	100%
SmartStyle Restructuring	20%	Maximum	Closing and increasing SmartStyle 4-wall EBITDA for fiscal 2018 by at least $4M compared to fiscal 2017 4-wall EBITDA	200%
		Threshold and Target	Closing of SmartStyle Restructuring	100%

In fiscal 2018, the Committee determined to focus on our business transformation goals by replacing same-store sales metrics with business transformation metrics and slightly decreasing the emphasis on EBITDA, as described above. For The Beautiful Group Transaction, the Committee set goals based on closing on the sale of substantially all of our mall-based salons in North America and substantially all of our international business to a new, single franchisee, The Beautiful Group, in addition to goals related to the level of services the Company provides to The Beautiful Group for mall-based salons in North America for fiscal 2018. For the SmartStyle restructuring, the Committee set goals based on closing certain of our non-performing Company-owned SmartStyle salons, as well as goals related to SmartStyle EBITDA for fiscal 2018, reflecting an emphasis on incremental profitability of remaining SmartStyle operations.

In setting the metrics for fiscal 2018, the Committee defined Incentive EBITDA as the Company's Adjusted EBITDA, as reported, after payment of the short-term incentive, and reflecting adjustment for favorable or unfavorable impacts of extraordinary, unusual, infrequent or non-recurring items and other similar items as permitted by the plan over the performance period, including, but not limited to, for fiscal 2018: the impact of hurricanes, The Beautiful Group Transaction costs, SmartStyle Restructuring costs, overhead/general and administrative restructuring costs and fees for shareholder engagement consultant. The Committee defined Adjusted EBITDA as net income (loss) excluding interest expense, income taxes, depreciation and amortization, adjusted to exclude equity in income (loss) of affiliated companies, discontinued operations and identified discrete items impacting comparability for each respective period (i.e., expenses, charges, or favorable or unfavorable impacts of extraordinary, unusual, infrequent or non-recurring items and other similar items) including, for fiscal 2018, discrete items that arise during the course of the year, severance charges incurred in strategically reorganizing our teams in the field and position eliminations, tax charges or benefits arising from regulatory audits, unusual costs associated with labor or employment claims and issues, impacts from new labor overtime rules in excess of budgeted amounts, sales of divisions or businesses, impact of Affordable Care Act auto-enrollment, and foreign currency gains or loss variances from budgeted assumptions.

The Committee defined a "SOW" related to The Beautiful Group Transaction as the statements of work regarding (i) Human Resources and Payroll Services and (ii) Point of Sale Services contained in the Master Franchise Agreement, dated October 1, 2017, as the same may be amended from time to time, between the Company, Regent (an affiliate of The Beautiful Group) and its affiliates. Pursuant to the SOWs, the Company undertook to provide specified services to Regent with respect to the mall-based salons in North America. Satisfaction of each SOW shall be achieved if Huron Business Advisory, as an independent third-party advisor, determines that the services provided under (i) and (ii) above were provided in a manner consistent with (or in excess of) the description of services in each SOW for the period from October 1, 2017 through June 30, 2018.

Fiscal 2018 performance against the metrics set forth (right) resulted in the executives earning AIC payouts at 180% of target based on the following performance results, and the corresponding AIC payments below:

- Incentive EBITDA of $95.6 million — exceeded maximum requirement of $94.5 million

- Closing and satisfactions of 2 SOWs related to The Beautiful Group Transaction — met maximum requirement

- Closing of SmartStyle Restructure — met target requirement

	Actual AIC ($)
Hugh E. Sawyer	1,966,500
Andrew H. Lacko	534,600
Eric A. Bakken	668,250
Jim B. Lain	432,000
Rachel Endrizzi	262,499
Annette L. Miller	—
Andrew W. Dulka	—

Long-Term Incentive Decisions for Fiscal 2018

The Committee considers equity-based long-term incentive compensation ("LTI") to be critical to the alignment of executive compensation with the creation of shareholder value. Therefore, LTI represented 34% of the NEOs' compensation, on average, other than the CEO. Pursuant to his employment agreement, Mr. Sawyer received sign-on equity award grants in April 2017 and is first eligible to earn LTI under our 2016 Long-Term Incentive Plan (the "2016 Long-Term Plan") in fiscal 2019. The Committee set the value of LTI awards to our then-current NEOs at the beginning of fiscal 2018 as follows:

For fiscal year 2018, the Committee did not change the targeted long-term incentive mix for the NEOs, which remained at 60% PSUs and 40% RSUs, keeping the performance-based element of the program (PSUs) the majority of the weight, while recognizing that a time-based element will drive retention during the business transformation.

	Target Value of Long-Term Incentive($)
Hugh E. Sawyer	—
Andrew H. Lacko	400,000
Eric A. Bakken	500,000
Jim B. Lain	400,000
Rachel Endrizzi	200,000
Annette L. Miller	250,000
Andrew W. Dulka	250,000

We use the term performance stock units, or PSUs, to denote grants of stock units that are earned based on the achievement of the performance goals established by the Committee. PSUs granted in fiscal 2016 and earlier had a one-year performance period, after which any earned units had an additional two-year service-based vesting requirement, prior to settling in shares of stock. Beginning with PSUs granted in fiscal 2017, and continuing in fiscal 2018, the PSUs have a three-year performance period, at which time any earned units settle in shares of stock.

All of our long-term equity incentive compensation awards since fiscal 2017 were granted pursuant to our 2016 Long-Term Plan. For our equity awards, the grant date for the awards is the date the grant becomes effective. The terms of these awards are described in more detail below in the narrative accompanying the Grants of Plan-Based Awards in 2018 table.

Upon grant, LTI awards to our NEOs for fiscal 2018 were as follows:

	60% PSUs (# Granted)	40% RSUs (#)	Total Value (at Target)[1] ($)
Hugh E. Sawyer[2]	—	—	—
Andrew H. Lacko	18,072	12,048	400,000
Eric A. Bakken	22,590	15,060	500,000
Jim B. Lain	18,072	12,048	400,000
Rachel Endrizzi	11,295	6,024	200,000
Annette L. Miller[3]	11,295	7,530	250,000
Andrew W. Dulka[3]	11,295	7,530	250,000

[1] Number of units was determined based on share value on August 31, 2017.

[2] Pursuant to his employment agreement Mr. Sawyer received sign-on equity award grants in April 2017 and is first eligible to earn LTI under our 2016 Long-Term Plan in fiscal 2019.

[3] The fiscal 2018 PSUs granted to Ms. Miller and Mr. Dulka were forfeited upon their termination of employment.

For fiscal year 2018, the Committee changed the performance measure used in the PSUs to End-of-Period Share Price, meaning the volume-weighted average closing price of the Company's common stock across the 50 trading days that end on July 31, 2020. The Committee made this change because this measure directly aligns with creating shareholder value and, when measured over a three-year period, will encourage sustained value creation and pay-for-performance.

The fiscal 2018 PSUs have a three-year performance period with performance assessed as of July 31, 2020. After conclusion of the performance period, the number of PSUs earned will vest immediately upon certification by the Committee. The number of units earned will depend on the extent to which performance goals are attained, as follows (with interpolation between):

Performance Measure	Extent to which Performance Goal is Reached	End of Period Price	Award Multiplier to # of Units Earned
End-of-Period Share Price	Maximum (20% CAGR)	$22.95	200%
End-of-Period Share Price	Target (10% CAGR)	$17.68	100%

The Committee established the target for the fiscal 2018 PSUs with reference to the CAGR that would be achieved from a baseline stock price.

Other Compensatory Decisions Applicable to Fiscal 2018

During the past couple of years, our Company experienced numerous meaningful changes, which the Board and Committee believe will ultimately help position the Company for future success. Most critically, we announced a strategic shift to accelerate and expand our franchise model. In an effort to support retention of key talent and incentivize successful efforts to expand the franchise model and reduce the number of Company-owned salons that we manage, the Committee approved the following arrangements:

Changes to Severance Program

In January 2017, the Committee adopted a temporary policy under which employees who are terminated by the Company without cause (or resign for good reason) through August 31, 2018 are entitled to accelerated vesting of unvested RSUs and SARs. This includes acceleration or payment in cash for the value of any earned but unvested PSUs that would otherwise be forfeited upon an executive's involuntary termination without cause, as they remained subject only to time-based vesting requirements. The Committee determined, at the discretion of the CEO (or in the case of our CEO, the Committee), that such payments were equitable because the performance conditions had been satisfied during the executive's leadership. The Committee implemented this change to reinforce our focus on strong execution during a critical turnaround period, despite the dynamic nature of our organizational structure.

At the same time, the Committee provided that any future severance payments would be paid in a lump sum upon termination, rather than as salary continuation (whenever feasible without adverse tax consequences to the employee), and that, for employees with employment agreements under which cash severance would be offset by earnings from other employment, the Committee provided that cash severance would no longer be offset by earnings from non-competitive employment (as determined according to the terms of their employment agreement). These changes were also adopted to incentivize executives to remain with the Company through its transformation in spite of the uncertainty caused by strategic change.

These policy changes do not apply to Mr. Sawyer, as specified in his employment agreement.

Special Incentive Program Based on Franchise Goals

The Committee also adopted a supplemental performance-based cash retention program in fiscal 2017 for certain leaders below the CEO level, to align their compensation with the strategic emphasis towards the growth of our franchise business and to maintain continuity during a critical 18-month period in our transformation. The NEOs who are eligible, and the maximum amounts they may earn under this program, are as follows:

	Maximum Value of Special Retention Incentive ($)
Eric A. Bakken	445,500
Jim B. Lain	360,000
Rachel Endrizzi	131,300
Annette L. Miller	281,300
Andrew W. Dulka	225,000

The actual amount earned depends on the achievement of certain objectives related to our franchise business during the 18-month period from January 1, 2017 to June 30, 2018. The achievement of these objectives would represent a more than five-fold increase in the pace of sales of Company-owned salons to franchisees.

If participants are involuntarily terminated without cause (including termination for Good Reason), whether or not in connection with a change in control, or due to a participant's death or disability, they would receive a payout after the end of the performance period based on the Company's actual results. Participants who voluntarily terminate employment forfeit their right to an award. Any bonus received under this program would be in addition to any amounts received pursuant to the Company's annual incentive plan.

During the 18-month period, the Company completed the sale of more than 500 Company-owned salons to new or existing franchisees, exceeding the 500-salon requirement corresponding to the maximum level of payout. Accordingly, the awards were paid out at maximum in August to the NEOs employed at that time. For Ms. Miller and Mr. Dulka, the awards were forfeited pursuant to the terms of their separation agreements.

Other Outstanding Awards

From time to time, the Committee may also make equity grants in other circumstances, such as recruiting new executive talent, upon the promotion of an executive, and to retain key individuals. During the past three fiscal years, we have made the following special grants, which remained outstanding as of June 30, 2018. These are also reflected in the Outstanding Equity Awards table below.

- Sign-on Equity Awards to Mr. Lacko in July 2017, as detailed below under "Compensatory Arrangements with Mr. Lacko."

- Sign-on Equity Awards to Mr. Sawyer in April 2017, as detailed below under "Compensatory Arrangements with Mr. Sawyer."

Benefits

Consistent with our current compensation philosophy, we provide minimal benefits, and these benefits align with the market median and with current market practices. The benefits we provided our NEOs in fiscal 2018 are summarized in the footnotes to the Summary Compensation Table or are otherwise reported in the accompanying tables, including footnotes. Current benefits for our NEOs include core benefits available to all full-time employees (e.g., coverage for medical, dental, prescription drugs, basic life insurance, and long-term disability coverage).

Governance Policies and Additional Compensation-Related Items

We believe in holding ourselves to a high standard of ethics, transparency, and accountability. Accordingly, we have adopted corporate governance practices and policies that in many cases go beyond SEC and stock exchange requirements to reflect emerging best practices.

Compensation Practice	Regis Policy
Independent Compensation Committee	Our Compensation Committee is composed solely of directors who are independent under the standards of the SEC and the NYSE, including the higher standards applicable to Compensation Committee members.
Clawback Policy	During fiscal 2017, we amended our "clawback" policy so that it permits us to recover certain equity as well as cash incentive payments from executive officers whose misconduct or negligence resulted in a significant financial restatement.
Limited Severance Benefits and Perks	We have benchmarked and implemented market severance terms (generally, base salary plus bonus, or two times base plus bonus after a change in control), while retaining our "double trigger" structure.
No Tax Gross-Ups	We do not provide tax gross-ups on perquisites or "golden parachute" payments.
Frozen Supplemental Retirement Benefit Plan	We froze the benefits under our supplemental retirement benefit plan as of June 30, 2012, as well as certain executive life insurance benefits. Mr. Bakken is the only currently employed NEO who so qualifies.
Stock Ownership Guidelines	We have meaningful stock ownership guidelines for our executives, discussed in more detail below.
Hedging Restrictions/ Prohibitions	Our insider trading policy prohibits our employees, officers and directors from engaging in transactions that "hedge" their investments in our stock.
Pledging Restrictions/ Prohibitions	Our insider trading policy prohibits our employees, officers and directors from holding our stock in a margin account or pledging it as collateral for a loan, except in the limited circumstance that an individual has demonstrated financial capacity to repay the loan without resort to the pledged securities and obtains General Counsel approval.
Independent Compensation Consultant	Pay Governance advised our independent Compensation Committee during fiscal 2018.
Risk Assessment	We consider risk in our compensation programs and periodically conduct a risk assessment, which is led by our independent compensation consultant.
Annual Say-on-Pay Vote	We offer our shareholders the opportunity to cast an advisory vote on our executive compensation every year.
No Repricing or Exchange of Underwater Options/SARs	Our plan prohibits the repricing or exchange of underwater stock options and stock appreciation rights without shareholder approval.

Stock Ownership by Named Executive Officers

The Board believes that each of our officers who has reached the level of Senior Vice President or above should be a shareholder and should have a significant financial stake in the Company. Accordingly, the Committee adopted stock ownership requirements, which are reflected in our Corporate Governance Guidelines, requiring each officer to hold our common stock having a fair market value equal to a multiple of their base salary, as set forth below:

- Chief Executive Officer—3x annual base salary
- Executive Vice President—2x annual base salary
- Senior Vice President—1x annual base salary

The current stock ownership requirements were established in April 2013. The guidelines require officers to retain at least 75% of the shares received from equity compensation awards, net of shares withheld or tendered to satisfy withholding taxes, until the stock ownership requirement is satisfied. All shares beneficially owned by an officer are included in the calculation, except that shares subject to performance-based vesting conditions and shares subject to unexercised stock options and SARs are not included. For purposes of the stock ownership calculation, the shares are valued at the greater of (i) the average closing price of a share of the Company's common stock during the most recent fiscal year and (ii) the closing price on the last day of the most recent fiscal year.

As set forth in the table to the right, of our currently employed NEOs, the following individuals did not hold stock greater than our stock ownership policy minimum as of June 30, 2018: Mr. Sawyer, who joined our Company in April 2017 and whose sign-on equity awards are not counted as they are subject to pending performance-based vesting conditions; Mr. Lacko, who joined our Company in July 2017; and Ms. Endrizzi, who was promoted to Senior Vice President and Chief Marketing Officer in May 2017. See "Compensatory Arrangements with Mr. Sawyer" for more detail on Mr. Sawyer's awards.

	Stock Ownership Guideline	Current Ownership Level
Hugh E. Sawyer	3x	0.2x
Andrew H. Lacko	2x	1.5x
Eric A. Bakken	2x	3.2x
Jim B. Lain	2x	3.1x
Rachel Endrizzi	1x	0.9x

The Nominating and Corporate Governance Committee is responsible for measuring and monitoring compliance with these guidelines.

Employment Agreements and Post-Employment Compensation

Each of the NEOs named in this Proxy Statement is party to a written employment agreement with the Company, with the exception of Mr. Lacko. Pursuant to their employment agreements, all of our eligible NEOs are entitled to certain compensation and other benefits if their employment terminates due to certain articulated reasons (including in connection with a change in control), as described below under "Summary of Executive Agreements." The employment agreements with our NEOs contain covenants not to compete or solicit, as well as confidentiality provisions, that the Committee considers especially valuable in the event of an executive's termination of employment. They provide for payment of post-termination payments, conditioned upon signing and not rescinding a release of claims and compliance with the restrictive covenants in the employment agreement.

The Committee and the Board recognize the importance to us and our shareholders of avoiding the distraction and loss of key management personnel that may occur in connection with any rumored or actual change in control of the Company. Accordingly, the Committee and Board have structured change in control provisions to incentivize executives to remain employed while a transaction is under consideration or pending, and not to favor one transaction structure over another merely because of the impact on the executive's compensation. These provisions are discussed in the section captioned "Summary of Executive Agreements."

Deductibility of Executive Compensation

Code Section 162(m) as in effect prior to the enactment of tax reform legislation in December 2017 generally disallowed a tax deduction to public companies for compensation of more than $1 million paid in any taxable year to each "covered employee," consisting of the CEO and the three other highest paid executive officers employed at the end of the year (other than the CFO). Performance-based compensation was exempt from this deduction limitation if the Company met specified requirements set forth in the Code and applicable Treasury Regulations.

Recent tax reform legislation retained the $1 million deduction limit, but repealed the performance-based compensation exemption from the deduction limit and expanded the definition of "covered employees," effective for taxable years beginning after December 31, 2017, which will apply to the Company's tax year beginning July 1, 2018. "Covered employees" will now also include any person who served as CEO or CFO at any time during a taxable year, as well as any person who was ever identified as a covered employee in fiscal 2018 or any subsequent year. Consequently, compensation paid in fiscal 2019 and later years to our NEOs in excess of $1 million will not be deductible unless it qualifies for transitional relief applicable to certain binding, written performance-based compensation arrangements that were in place as of November 2, 2017.

The Committee generally intends to continue to comply with the requirements of Section 162(m) as it existed prior to the tax reform legislation with respect to performance-based compensation in excess of $1 million payable under outstanding awards granted before November 2, 2017, including incentive compensation that was awarded under our Short-Term Plan and SARs and PSUs awarded under our 2016 Long-Term Plan in order to qualify them for the transitional relief. However, no assurance can be given that the compensation associated with these awards will qualify for the transitional relief, due to ambiguities and uncertainties as to the application and interpretation of newly revised Section 162(m) and the related requirements for transitional relief and the Company reserves the right to take actions that may result in the loss of a deduction if it determines that doing so is advisable based on all relevant facts and circumstances.

The Committee continues to believe that shareholder interests are best served if its discretion and flexibility in structuring and awarding compensation is not restricted, even though some compensation awards may have resulted in the past, and are expected to result in the future, in non-deductible compensation expenses to the Company. The Committee's ability to continue to provide a competitive compensation package to attract, motivate and retain the Company's most senior executives is considered critical to the Company's success and to advancing the interests of its shareholders.

Regulatory Considerations

The Committee considered (i) the impact of the $1 million limit on the deductibility of non-performance based compensation imposed by Code Section 162(m), (ii) the accounting treatment of various types of equity-based compensation under Accounting Standards Codification (ASC) Topic 718, and (iii) the non-deductibility of excess parachute tax payments under Code Section 280G (and the related excise tax imposed on covered employees under Code Section 4999) in its design of executive compensation programs. In addition, the Committee considered other tax and accounting provisions in developing the compensation programs for our NEOs. These included the special rules applicable to non-qualified deferred compensation arrangements under Code Section 409A, as well as the overall income tax rules applicable to various forms of compensation. While the Committee strove to compensate our NEOs in a manner that produced favorable tax and accounting treatment, its main objective was to develop fair and equitable compensation arrangements that appropriately motivate, reward and retain those executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with the management of the Company. Based on its review and related discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Daniel G. Beltzman, Chair
Virginia Gambale
Mark S. Light
Michael J. Merriman
M. Ann Rhoades
Members of the Compensation Committee

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table shows, for each person who served as our principal executive officer and principal financial officer in fiscal 2018, the three other most highly compensated executive officers in fiscal 2018 who were still serving as such on June 30, 2018, and two additional persons who would have been among the three other most highly compensated executive officers but for the fact that they were no longer executive officers on June 30, 2018 (together referred to as the Named Executive Officers or "NEOs"), information concerning compensation earned for services in all capacities during each of the fiscal years ended June 30, 2018, 2017, and 2016.

Name and Principal Position	Year	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Hugh E. Sawyer President and Chief Executive Officer	2018	950,000	—	—	—	1,966,500	—	161,832	3,078,332
	2017	197,917	585,000	730,044	3,680,000	—	—	4,682	5,197,643
Andrew H. Lacko Executive Vice President and Chief Financial Officer[7]	2018	527,000	125,000	786,851	—	534,600	—	60,992	2,034,443
Eric A. Bakken Executive Vice President, President - Franchise, Former Interim Chief Financial Officer, General Counsel and Corporate Secretary	2018	527,000	—	546,076	—	1,113,750	—	33,260	2,220,086
	2017	519,500	—	399,990	—	—	—	31,625	951,115
	2016	482,000	—	239,997	160,000	334,341	142,940	73,375	1,432,653
Jim B. Lain Executive Vice President and Chief Operating Officer	2018	432,000	—	436,860	—	792,000	—	6,774	1,667,634
	2017	432,000	—	399,990	—	—	—	10,465	842,455
	2016	432,000	—	209,993	140,000	297,192	—	13,820	1,093,005
Rachel Endrizzi Senior Vice President and Chief Marketing Officer	2018	323,667	—	253,038	—	393,799	—	3,277	973,781
Annette L. Miller Former Executive Vice President and Chief Merchandising Officer[8]	2018	203,500	—	273,037	—	—	—	954,062	1,430,599
	2017	407,000	—	249,992	—	—	—	21,772	678,764
Andrew W. Dulka Former Senior Vice President, Chief Information Officer[9]	2018	115,774	—	273,037	—	—	—	752,565	1,141,376

1   Includes amounts provided to the NEOs (with the exception of Mr. Sawyer) in the form of a modest perquisite allowance of approximately $32,000 per NEO that primarily covers an automobile allowance. The entire allowance is paid to the NEOs regardless of whether they spend the entire amount on automobile expenses and, therefore, is reported as base salary; however, the allowance amount is not included as base salary for purposes of determining other compensation and benefits amounts. Ms. Miller and Mr. Dulka received a pro-rated portion of the perquisite allowance in fiscal 2018 as their employment terminated during the year.

2   The amount for fiscal 2018 for Mr. Lacko represents a sign-on payment in connection with the commencement of his employment. The amount for fiscal 2017 for Mr. Sawyer represents a sign-on payment made in connection with the commencement of his employment.

3 Values expressed represent the aggregate grant date fair value of stock or option awards granted in each fiscal year, as computed in accordance with FASB ASC Topic 718, based on the closing stock price on the grant date for RSUs and PSUs with performance metrics other than market conditions, the Monte Carlo model for PSUs with market conditions and the Black-Scholes model for SARs. See Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2018 for a description of the assumptions used in calculating these amounts.

The grant date fair values for stock awards for the fiscal year ended June 30, 2018 include:

- PSUs that were granted in October 2017: Mr. Lacko—$276,863; Mr. Bakken—$346,079; Mr. Lain—$276,863; Ms. Endrizzi—$173,039; Ms. Miller—$173,039; and Mr. Dulka—$173,039 . The grant date fair values of these awards assumed that the target level achievement would be attained. If the grant date fair values had been calculated assuming the maximum level of achievement, the grant date fair values would have been: Mr. Lacko—$553,726; Mr. Bakken—$692,158; Mr. Lain—$553,726; Ms. Endrizzi —$346,078; Ms. Miller—$346,078; and Mr. Dulka—$346,078. PSUs granted to Ms. Miller and Mr. Dulka were forfeited as these individuals terminated employment prior to June 30, 2018 in accordance with the grant agreements.

The grant date fair values for stock awards for the fiscal year ended June 30, 2017 include:

- PSUs that were granted in August 2016: Mr. Bakken—$239,999; Mr. Lain—$239,999; and Ms. Miller—$149,998. The grant date fair values of these awards assumed that the target level achievement would be attained. If the grant date fair values had been calculated assuming the maximum level of achievement, the grant date fair values would have been: Mr. Bakken—$479,998; Mr. Lain—$479,998; and Ms. Miller—$299,996. PSUs granted to Ms. Miller were forfeited in accordance with her separation agreement.
- A special sign-on grant of SARs and RSUs made to Mr. Sawyer in April 2017 valued at $3,680,000 and $730,044, respectively; these awards cliff vest after two years. In the case of the RSUs, they are also subject to the satisfaction of performance goals related to the Company's stock price. Furthermore, the SARs will not become exercisable and the RSUs will not be settled until the third anniversary of the date of grant, and the SARs will be exercisable until the tenth anniversary of the date of grant.

The grant date fair values for stock awards for the fiscal year ended June 30, 2016 include:

- PSUs granted in August 2015 were earned during the performance period ended June 30, 2016 at the following amounts: Mr. Bakken—$198,126 and Mr. Lain—$173,353. The grant date fair values of these awards assumed that the target level achievement would be attained.

4 Amounts represent the values earned as compensation outside of our equity incentive plans, including:

Fiscal year ended June 30, 2018:

- AIC awards under the Short Term Plan for fiscal 2018 were earned as follows: Mr. Sawyer—$1,966,500, Mr. Lacko—$534,600, Mr. Bakken—$668,250, Mr. Lain—$432,000, Ms. Endrizzi—$262,499.
- Awards under the supplemental performance-based cash retention program adopted in fiscal 2017 to align compensation with the strategic emphasis towards the growth of the franchise business during a critical 18-month period in the Company's transformation were earned in fiscal 2018 as follows: Mr. Bakken—$445,500, Mr. Lain—$360,000 and Ms. Endrizzi—$131,300.

Fiscal year ended June 30, 2016:

- AIC awards under the Short Term Plan for fiscal 2016 were earned as follows: Mr. Bakken—$334,341 and Mr. Lain—$297,192.

5 Amounts represent the change in the present value of benefits under the pension plans. Mr. Bakken is the only NEO eligible for such plans. The pension value for Mr. Bakken decreased by $54,403 and $6,843 in fiscal 2018 and 2017, respectively.

6 The following table sets forth All Other Compensation amounts by type:

Name	Company Match and Profit-Sharing Contribution[a] ($)	Moving / Travel Expenses[b] ($)	Severance[c] ($)	Total All Other Compensation[d] ($)
Hugh E. Sawyer	—	148,541	—	161,832
Andrew H. Lacko	—	56,075	—	60,992
Eric A. Bakken	26,400	—	—	33,260
Jim B. Lain	2,000	—	—	6,774
Rachel Endrizzi	—	—	—	3,277
Annette L. Miller	—	—	946,227	954,062
Andrew W. Dulka	7,500	—	737,619	752,565

a The Company matches our NEOs' contributions into our retirement savings plans up to $25,000 per calendar year. Amounts greater than $25,000 are due to the difference between calendar and fiscal year compensation.

b Mr. Sawyer is entitled to reimbursement of temporary housing expenses for 18 months from his start date of April 17, 2017, up to $175,000 in total, pursuant to his employment agreement. Any unspent portion will be paid to him if he remains employed after 18 months. Mr. Lacko was reimbursed $6,075 in moving expenses and $50,000 in real estate commissions since he sold his previous residence during the first year of employment, pursuant to his employment offer letter.

c Ms. Miller's severance includes one times her base salary ($375,000), an amount equal to her pro-rated fiscal 2018 AIC award under the Short Term Plan based on target ($93,750), accrued vacation time as of her last day of employment ($28,846), 12 months of medical and dental continuation (up to $9,539) and, pursuant to the Committee policy adopted in January 2017 as a retention measure, equity acceleration upon a termination without cause ($263,634) and the value of her fiscal year 2016 PSUs, which were earned but not yet vested at the date of termination, valued at the closing price on her last day of employment ($175,458). See "Other Compensatory Decisions Applicable to Fiscal 2018" in CD&A.

Mr. Dulka's severance includes one times his base salary ($300,000), an amount equal to his pro-rated fiscal 2018 AIC award under the Short Term Plan based on target ($52,950), accrued vacation time as of his last date of employment ($11,539), 12 months of medical and dental continuation (up to $9,538) and, pursuant to the Committee policy adopted in January 2017 as a retention measure, equity acceleration upon termination without cause ($231,274) and the value of his fiscal year 2016 PSUs, which were earned but not yet vested on the date of termination, valued at the closing price on his last date of employment ($132,318). See "Other Compensatory Decisions Applicable to Fiscal 2018" in CD&A.

d Total All Other Compensation for Mr. Sawyer, Mr. Lacko, Mr. Bakken, Mr. Lain, Ms. Endrizzi, Ms. Miller; and Mr. Dulka also includes $13,291, $4,917, $6,860, $4,774, $3,277, $7,835 and $7,446 of perquisites, respectively, which primarily relate to medical benefits, including the reimbursement of co-pay and other out-of-pocket expenses and the Company employee stock purchase program.

7 Mr. Lacko commenced employment on July 1, 2017.

8 Ms. Miller's employment terminated effective December 31, 2017.

9 Mr. Dulka's employment terminated effective November 6, 2017.

Grants of Plan-Based Awards in 2018

The following table sets forth certain information concerning plan-based awards granted to the Named Executive Officers during the fiscal year ended June 30, 2018. No options were repriced or materially modified during the fiscal year.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[2](#)	All Other Option Awards: Number of Securities Underlying Options[2](#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock & Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold[3] (#)	Target (#)	Maximum (#)				
Hugh E. Sawyer			546,250	1,092,500	2,185,000							
Andrew H. Lacko			148,500	297,000	594,000							
	7/1/2017	6/15/2017							34,079			349,991
	8/31/2017	8/14/2017							12,048			159,997
	10/17/2017	10/17/2017				18,072[5]	18,072[5]	36,144[5]				276,863
Eric A. Bakken			185,625	371,250	742,500							
	8/31/2017	8/14/2017							15,060			199,997
	10/17/2017	10/17/2017				22,590[5]	22,590[5]	45,180[5]				346,079
Jim B. Lain			120,000	240,000	480,000							
	8/31/2017	8/14/2017							12,048			159,997
	10/17/2017	10/17/2017				18,072[5]	18,072[5]	36,144[5]				276,863
Rachel Endrizzi			72,917	145,833	291,666							
	8/31/2017	8/14/2017							6,024			79,999
	10/17/2017	10/17/2017				11,295[5]	11,295[5]	22,590[5]				173,039
Annette L. Miller			93,750[4]	187,500[4]	375,000[4]							
	8/31/2017	8/14/2017							7,530			99,998
	10/17/2017	10/17/2017				11,295[4]	11,295[4]	22,590[4]				173,039
Andrew W. Dulka			75,000[4]	150,000[4]	300,000[4]							
	8/31/2017	8/14/2017							7,530			99,998
	10/17/2017	10/17/2017				11,295[4]	11,295[4]	22,590[4]				173,039

[1] These amounts represent the threshold, target, and maximum non-equity incentive (bonus) amounts that could have been earned by our executives for fiscal 2018 under the Short Term Plan, as described under "Annual Incentive Decisions for Fiscal 2018" in CD&A. Based on fiscal 2018 results the non-equity incentive awards paid out at 180% of target.

[2] The option and stock awards were granted under the 2016 Long Term Plan.

[3] Amounts are computed in accordance with FASB ASC Topic 718.

[4] The amounts for Ms. Miller and Mr. Dulka represent the bonus opportunities they would have been eligible to receive if they had remained employed for the entire fiscal year. Pursuant to their separation agreements and the circumstances of their termination of employment, Ms. Miller and Mr. Dulka were entitled to receive a pro-rated payout of their target award based on the portion of the year during which they were employed.

[5] These amounts represent the threshold, target and maximum number of PSUs that were available to our executives with respect to the fiscal 2018 PSU awards for the performance period ended June 30, 2020 as described under "Long-Term Incentive Decisions for Fiscal 2018" in the CD&A.

Summary of Terms of Equity Awards

The terms of the equity awards granted as part of the long-term incentives for fiscal 2018 are summarized below:

- **Performance Stock Units—**PSUs are grants of restricted stock units that are earned based on the achievement of the performance goals established by the Committee. After the performance period, the participant receives a number of restricted stock units equal to the original number of PSUs granted multiplied by the award multiplier that corresponds to the performance that was attained. The fiscal 2018 PSUs have a three-year performance period with performance assessed as of July 31, 2020, after which they will vest to the extent earned, as described above in the CD&A under "Long-Term Incentive Decisions for Fiscal 2018." In the event of a termination of employment, unvested PSUs are generally forfeited; provided, however, that a pro-rated amount of the fiscal 2018 PSUs will vest at the target level upon a participant's death or disability, or upon a Change in Control (as defined in the 2016 Long-Term Plan). In addition, a pro-rated amount of the units will vest based on actual performance at the end of the performance period upon a participant's retirement (which is defined to mean termination at age 62 or after age 55 with 15 years or more of continuous service), or if a participant is terminated by the Company without Cause after July 1, 2018. The PSUs earn dividend equivalents, but have no voting rights.

- **Restricted Stock Units—**RSUs vest as to one-third of the shares on each of the first three anniversaries of the date of grant. In the event of a termination of employment, unvested RSUs are generally forfeited; provided, however, that the vesting is accelerated in the event of death, disability or a change in control and a pro-rated amount of the units will vest in the event of retirement (defined as described above for PSUs). The RSUs earn dividend equivalents, but have no voting rights.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table sets forth certain information concerning outstanding equity awards held by the Named Executive Officers at June 30, 2018.

	Option Awards				Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price($)	Option Expiration Date[2]	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested[3] ($)
Hugh E. Sawyer	—	1,000,000[4]	11.15	4/17/2027				
					89,686[5]	1,483,406		
Andrew H. Lacko	—	—	—	—				
					34,079[6]	563,667		
					12,048[7]	199,274		
							18,072[8]	298,911
Eric A. Bakken	15,500	—	19.14	4/30/2019				
	4,200	—	18.90	4/29/2020				
	4,200	—	16.60	4/28/2021				
	22,250	—	18.01	8/31/2022				
	26,578	—	15.78	8/30/2023				
	23,916	—	15.11	8/29/2024				
	30,389	15,195[9]	10.84	8/31/2025				
					2,460[9]	40,688		
					8,484[10]	140,325		
					15,060[7]	249,092		
					18,277[11]	302,302		
							19,093[12]	315,798
							22,590[8]	373,639
Jim B. Lain	6,519	—	15.50	11/11/2023				
	20,926	—	15.11	8/29/2024				
	26,590	13,296[9]	10.84	8/31/2025				
					36,129[13]	597,574		
					2,152[9]	35,594		
					8,484[10]	140,325		
					12,048[7]	199,274		
					15,992[11]	264,508		
							19,093[12]	315,798
							18,072[8]	298,911
Rachel Endrizzi	8,875	—	18.01	08/31/2022				
	6,644	—	15.78	08/30/2023				
	5,979	—	15.11	08/29/2024				
	7,597	3,799[9]	10.84	08/31/2025				
					615[9]	10,172		
					2,120[10]	35,065		
					6,024[7]	99,637		
					4,569[11]	75,571		
							4,773[12]	78,945
							11,295[8]	186,819
Annette L. Miller[14]	—	—	—	—	—	—	—	—
Andrew W. Dulka[14]	—	—	—	—	—	—	—	—

1 Stock award numbers include accrued dividend equivalents where applicable.

2 All awards of stock options and SARs expire ten years after the date of grant or in the case of retirement, voluntary termination, or dismissal without cause, 90 days after the termination.

3 Value based on a share price of $16.54, which was the last reported sale price for a share of our common stock on the NYSE on June 29, 2018.

4 Award vests in full on April 17, 2019.

5 Award vests in full on April 17, 2019 if certain performance goals related to the closing price of our common stock are met by April 17, 2019.

6 Award vests as to 33% of the shares covered by the award on each of the first three anniversaries of the date of grant, which was July 1, 2017.

7 Award vests as to 33% of the shares covered by the award on each of the first three anniversaries of the date of grant, which was August 31, 2017.

8 Amounts presented represent the number of shares earned during the performance period ended June 30, 2020 with respect to the performance units granted on October 17, 2017. These units will cliff vest on August 31, 2020 if earned.

9 Award vests as to 33% of the shares covered by the award on each of the first three anniversaries of the date of grant, which was August 31, 2015.

10 Award vests as to 33% of the shares covered by the award on each of the first three anniversaries of the date of grant, which was August 31, 2016.

11 Amounts presented represent the number of shares earned during the performance period ended June 30, 2016 with respect to the performance units granted on August 31, 2015. These units vested on August 31, 2018.

12 Amounts presented represent the number of shares earned during the performance period ended June 30, 2019 with respect to the performance units granted on August 31, 2016. These units will cliff vest on August 31, 2019 if earned.

13 Award vests in full on November 11, 2018.

14 The employment of Ms. Miller and Mr. Dulka terminated before fiscal 2018 year-end, and their equity awards were forfeited.

2018 Option Exercises and Stock Vested

The following table sets forth certain information concerning SARs exercised and stock vested during fiscal 2018 for the Named Executive Officers:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise[2](#)	Value Realized on Exercise[1]($)	Number of Shares Acquired on Vesting[2](#)	Value Realized on Vesting[1]($)
Hugh E. Sawyer	—	—	—	—
Andrew H. Lacko	—	—	—	—
Eric A. Bakken	—	—	31,261	398,447
Jim B. Lain	—	—	27,222	347,346
Rachel Endrizzi	—	—	7,814	99,596
Annette L. Miller	9,501	151,236	29,651	449,275
Andrew W. Dulka	6,970	107,702	24,082	356,134

1 Value realized on exercise is calculated as the difference between the market value of our common stock on the respective exercise date(s) and the exercise price of the option(s) on a pre-tax basis. Value realized on vesting is the market value of our common stock on the vesting date multiplied by the number of shares acquired, before taxes.

2 The number of shares acquired on exercise or vesting of stock awards includes shares that were forfeited for withholding tax obligations. The number of shares forfeited for each Named Executive Officer is reported below:

Name	Number of Shares Used to Pay Taxes on Exercised or Vested Awards (#)
Hugh E. Sawyer	—
Andrew H. Lacko	—
Eric A. Bakken	16,195
Jim B. Lain	10,129
Rachel Endrizzi	2,897
Annette L. Miller	14,272
Andrew W. Dulka	11,725

Summary of Executive Agreements

Employment Agreements

We are party to an employment agreement with each of our NEOs, except for Mr. Lacko. The key provisions of the employment agreements are summarized below.

NEOs Currently Employed

Name	Date of Employment Agreement	Base Salary as of June 30, 2018 ($)	FY18 Target Annual Incentive Award (% of Base Salary)
Hugh E. Sawyer	4/17/2017	950,000	115
Andrew H. Lacko[1]	N/A	495,000	60
Eric A. Bakken	8/31/2012	495,000	75
Jim B. Lain	11/11/2013	400,000	60
Rachel Endrizzi	8/31/2012	300,000	50

[1] Mr. Lacko is not party to an employment agreement with the Company.

NEOs No Longer Employed

Name	Date of Employment Agreement	Base Salary as of Termination of Employment ($)	FY18 Target Annual Incentive Award (% of Base Salary)
Annette L. Miller	12/16/2014	375,000	50
Andrew W. Dulka	5/1/2015	300,000	50

Ongoing Compensation

Base Salary—Each NEO receives an annual base salary in the amount set forth above. The base salary amounts are reviewed annually by the Committee and subject to adjustment.

Bonus—Each NEO is eligible for an annual incentive award. The annual incentive award is set as a percentage of the NEO's then-current base salary for achievement of target performance, but the actual payout may be less than or greater than such amount for actual performance that is less than or greater than target, respectively.

Long-Term Incentives—Each NEO is entitled to participate in the Company's long-term equity incentive program on the same basis as the Company's other executive officers, with the value of the awards being set annually by the Committee.

Life Insurance and Other Benefits—During the term of their employment, each NEO is entitled to life insurance and health and welfare benefits offered to other headquarters employees; provided that Mr. Sawyer has agreed not to participate in the employee stock purchase plan.

Termination of Employment Payments, Benefits and Other Obligations—The following section separately addresses benefits provided to the NEOs upon death or disability, termination without Cause or for Good Reason, termination for Cause or without Good Reason and termination after a Change in Control pursuant to employment agreements and applicable severance programs. The severance payments described below are contingent upon the NEO signing and not rescinding a release and complying with certain non-competition and non-solicitation provisions.

- **Death or Disability.** Each NEO is entitled to his or her accrued compensation and obligations, including a pro rata bonus for the year of termination.

- **Dismissal without Cause or Resignation for Good Reason (Prior to or More than Twenty-Four Months Following a Change in Control).** If an NEO is terminated without Cause or if he or she terminates for Good Reason, the NEO will receive an amount equal to one times (two times in the case of Mr. Sawyer if the triggering event occurs prior to April 17, 2020) his or her annual base salary plus a pro-rated portion of any bonus he or she would have earned for the year of termination (based on actual performance), plus 12 months (18 months in the case of Mr. Sawyer if the triggering event occurs prior to April 17, 2020) of benefits continuation coverage.

- **Dismissal without Cause or Resignation for Good Reason in Connection with a Change in Control.** If an NEO's employment is terminated, except for Ms. Endrizzi, to which this section is not applicable, without Cause or if he terminates for Good Reason within 24 months following a change of control, then he will instead receive an amount equal to two times base salary plus two times the target annual bonus for the year of termination, as well as 18 months of benefits continuation payments, subject to reduction pursuant to the "best of net" provisions in Mr. Bakken's employment agreement. For Mr. Sawyer, the severance amount is the same as for any dismissal without Cause.

- **Dismissal for Cause or Resignation without Good Reason.** The NEOs are entitled to accrued compensation and obligations where dismissal is for Cause or resignation without Good Reason. In the event of a termination of employment for Cause or resignation without Good Reason, severance benefits would not be payable.

Provision for Offset of Severance—The agreements provide that severance payments will be paid over the course of the severance period and offset by any compensation an NEO receives from other substantially full-time employment during the severance period. However, the Committee modified these provisions during fiscal 2017 to provide that severance will be paid in a lump sum and not offset by non-competitive employment. See "Changes to Severance Program" in CD&A. The severance payments are also contingent upon signing and not rescinding a release and complying with certain non-competition and non-solicitation provisions.

Restrictive Covenants—The NEOs are subject to restrictive covenants prohibiting the disclosure or use of confidential information, along with two-year covenants regarding non-competition and non-solicitation of employees. Our remedies for violation of restrictive covenants include injunctive relief and forfeiture of severance benefits.

Mandatory Arbitration—Disputes arising under the employment agreements are to be resolved by binding arbitration.

Sign-On, Relocation and Related Benefits

When executive officers join our Company, from time to time we have agreed to sign-on incentives and relocation benefits that are not part of their ongoing compensation to incentivize them to leave their former employers and join our Company. Specifically, these benefits that were granted or paid in fiscal 2018 to the NEOs include:

Sign-On Incentives—When he joined our Company in April 2017, Mr. Sawyer received a sign-on bonus equal to $585,000, subject to a one-year clawback, and initial equity awards with an aggregate value of $5.0 million, comprised of $4.0 million of stock-settled SARs and $1.0 million of RSUs. When he joined our Company in July 2017, Mr. Lacko received a sign-on bonus equal to $125,000 and initial equity awards with an aggregate value of $350,000, comprised of RSUs valued on July 1, 2017. See "Compensatory Arrangements with Mr. Sawyer" and "Compensatory Arrangements with Mr. Lacko" in CD&A for further detail about these awards.

Relocation Expenses—We agreed to reimburse Mr. Sawyer up to $175,000 for temporary housing expenses for 18 months and to pay him any unspent portion if he remains employed after 18 months. We agreed to reimburse Mr. Lacko up to $50,000 in moving costs and up to $50,000 in real estate commissions if he sold his home within the first year of employment.

Historical Retirement and Life Insurance Benefits

Retirement Benefits—Pursuant to certain grandfathered provisions of his employment agreement, upon retirement (at or after age 65), Mr. Bakken is entitled to receive a lump sum cash payment equal to the present value of a hypothetical annuity of monthly payments that are equal to the greater of $5,000 or 40% of his respective five-year average monthly compensation for the five-year period ending June 30, 2012 (i.e., July 1, 2007 through June 30, 2012), excluding bonuses (subject to a 20-year vesting schedule), to be paid for 240 months. Mr. Bakken's agreement provides he will be entitled to the fully vested benefit if his employment is terminated without Cause or if he terminates for Good Reason at any time, and his agreement provides he will be entitled to the fully vested benefit if his employment terminates for any reason other than for Cause within two years of a Change in Control. Additionally, upon any termination following a Change in Control (except for Cause), he receives (i) the same retirement benefits described below, except that the lump sum is equal to the sum of the payments due, determined as if he is fully vested, and (ii) a lump sum payment of any unpaid amounts described below under "Life Insurance."

Under this arrangement, an executive officer has the option to elect to receive his or her retirement benefit in the form of 240 monthly payments rather than the lump sum, provided that such election is made in accordance with the requirements described in his or her employment agreement and consistent with Code Section 409A. In addition to the possibility for reduction based on (i) the vesting schedule and/or (ii) the present value discount for a lump sum payment, an executive's retirement benefit is subject to further discount if paid prior to age 65 (an "Early Retirement"). If payment is made in connection with an Early Retirement, the hypothetical annuity of 240 monthly payments is discounted by first calculating the benefit as an annuity starting at age 65, and then converting it to an immediate commencement annuity using the yield to maturity of 30-year U.S. Treasury Notes as of June 30, 2012 (2.76%).

If an executive officer dies before receiving full payment of his or her retirement benefit, payment will be made in a lump sum or monthly payments will continue, as applicable, to his or her designated beneficiary (or his or her estate). If an executive officer becomes disabled, he or she will receive monthly payments beginning six months after his or her disability begins and continuing until the earlier of his or her death or attainment of age 65, or until he or she ceases to be disabled, in an amount equal to his or her monthly benefit. At death or attainment of age 65, he or she (or his or her beneficiary) will receive the benefit described above under "Retirement Benefits." No retirement benefits are payable in the event of termination of employment for Cause.

Under the amended and restated employment agreement signed by Mr. Bakken effective August 31, 2012, we froze vesting in his retirement benefits as of June 30, 2012, subject to the continued right to full acceleration in the event of termination without Cause or termination for Good Reason, as described above. As indicated, we also limited the calculation of the monthly benefit to his five-year average monthly base salary as of June 30, 2012.

Of our NEOs, only Mr. Bakken is eligible for this benefit.

Life Insurance—We agreed to pay premiums for a total of ten years on the existing policies insuring the lives of certain of our executive officers who were entitled to such benefits and were employed by the Company as of June 30, 2012. As of June 30, 2018, we have made all of the payments that we had agreed to pay on Mr. Bakken's policies. As of June 30, 2018, the aggregate face amount of Mr. Bakken's policies is approximately $3.2 million.

Compensatory Arrangements with Mr. Sawyer

In April 2017, the Board appointed Mr. Sawyer as President and CEO, replacing Mr. Hanrahan. In connection with his appointment, the Company entered into an employment agreement with Mr. Sawyer with an initial term of three years, and thereafter renewing annually. He is entitled to an annual base salary of $950,000, a target annual bonus opportunity of 115% of his annual base salary (with eligibility beginning in fiscal 2018), and a sign-on bonus of $585,000 to compensate him for forfeited compensation from his former employer (furthermore, a pro-rated portion of this bonus must be repaid if he terminates employment under certain circumstances). The Company also agreed to reimburse Mr. Sawyer up to $175,000 for temporary housing expenses for 18 months and to pay him any unspent portion if he remains employed after 18 months.

	Fiscal 2017 ($)	Fiscal 2018 ($)	Fiscal 2019 ($)
Base Salary	$950,000	$950,000[1]	$950,000[1]
Annual Incentive (Bonus) Target	—	$1,092,500[1]	$1,092,500[1]
Long-Term Equity Incentive	—	—	$9,100,000[2]
Sign-On Bonus	$585,000	—	—
Initial Equity Awards	$5,000,000	—	—

[1] May be increased in the Committee's discretion.

[2] Amount of fiscal 2019 long-term equity incentive reflects the grant of a single, larger equity award at the outset of a five-year period as described above under "Summary of the Fiscal 2019 Plan."

In addition, the Committee approved sign-on equity awards to Mr. Sawyer with an aggregate value of $5.0 million, comprised of approximately $4.0 million of stock-settled SARs and $1.0 million of performance-contingent RSUs. Mr. Sawyer's initial equity awards are scheduled to vest on the second anniversary of the date of grant subject to his continued service through that date, and in the case of his RSUs, also subject to the satisfaction of performance goals related to the Company's stock price, and subject in each case to certain accelerated vesting events. Furthermore, his SARs will not become exercisable and his RSUs will not be settled until the third anniversary of the date of grant, and his SARs will be exercisable until the tenth anniversary of the date of grant. Mr. Sawyer did not receive an additional equity grant when the Company made its fiscal 2018 annual equity grants in August 2017. Commencing August 2018 (for fiscal 2019), Mr. Sawyer will be eligible to receive annual equity grants commensurate with his position.

The Committee designed Mr. Sawyer's compensation to be strongly performance-based, both upon hire and on an ongoing basis, with 76% of his compensation at hire and approximately 80% in future years tied to the Company's performance. In addition, Mr. Sawyer was not eligible for an annual incentive award for fiscal 2017 or a long-term incentive for fiscal 2018.

The Committee believes that the sign-on equity grants to Mr. Sawyer were appropriate and in the best interests of the Company because they:

- Immediately align Mr. Sawyer's compensation with the Company's shareholders
- Give Mr. Sawyer an opportunity to share in value created by stock price appreciation since he joined the Company
- Reflect the market for CEO talent in our industry and among our peer group
- Represent a one-time grant that was not supplemented by an annual equity grant for fiscal 2018

The Committee, assisted by its former independent compensation consultant, Willis Towers Watson, structured Mr. Sawyer's sign-on equity awards so that they have value only if the Company's stock price increases within the next two years from the stock price prior to the date the Company announced Mr. Sawyer's appointment. The equity awards consist primarily of SARs, which only provide the holder with value if the stock price increases. In addition, 20% of the value at grant was in performance-contingent RSUs, which include a performance condition that provides that they will vest only if the Company's stock price reaches certain levels by the two-year anniversary of the date of grant.

Compensatory Arrangements with Mr. Lacko

In June 2017, the Board appointed Mr. Lacko as Executive Vice President and Chief Financial Officer, effective July 1, 2017, replacing Michael Pomeroy, who served as Interim Chief Financial Officer since February 1, 2017. He is entitled to an annual base salary of $495,000, a target annual bonus opportunity of 60% of his annual base salary (with annual awards beginning in fiscal 2018), and annual target long-term incentives valued at $400,000 (with annual grants beginning in fiscal 2018). In addition, he received a sign-on bonus of $125,000, a sign-on equity award of restricted stock units valued at $350,000, reimbursement of moving expenses up to $50,000, and reimbursement of the real estate commissions in connection with the sale of his home of up to $50,000 if he sells his home within the first year of his employment with the Company.

Mr. Lacko's initial restricted stock unit award will vest as to one-third of the shares on each of the first three anniversaries of the date of grant in accordance with the general terms of the restricted stock awards the Company grants to employees as part of their annual long-term incentive awards. The restricted stock units will be granted pursuant to the employment inducement exception of the NYSE rules.

Separation Benefits for Ms. Miller

In connection with Ms. Miller's termination of employment effective December 31, 2017, she received the following separation benefits under her Separation and Non-Disparagement Agreement and General Release:

- A severance payment equal to $375,000, which is equivalent to one times base salary as of her date of termination;

- A pro rata portion of her bonus for fiscal 2018 (based on target);

- Acceleration of all unvested portions of her RSUs and SARs;

- Cash compensation for the value of the fiscal 2016 PSUs earned but not yet vested, based on the closing price of our common stock on December 29, 2017; and

- Benefits continuation coverage for 12 months.

Separation Benefits for Mr. Dulka

In connection with Mr. Dulka's termination of employment effective November 6, 2017, he received the following separation benefits under his Separation and Non-Disparagement Agreement and General Release:

- A severance payment equal to $300,000, which is equivalent to one times base salary as of his date of termination;

- A pro rata portion of his fiscal 2018 bonus (based on target);

- Acceleration of all unvested portions of his RSUs and SARs;

- Cash compensation for the value of the fiscal 2016 PSUs earned but not yet vested, based on the closing price of our common stock on November 6, 2017; and

- Benefits continuation coverage for 12 months.

Definitions Under Executive Agreements

Certain of the terms used in the executive agreements as in effect at the end of fiscal 2018 are defined below:

Cause—Acts resulting in a felony conviction that is materially detrimental to the financial interests of the Company; willful nonperformance by the executive of his material employment duties (other than by reason of physical or mental incapacity) after reasonable notice to the executive and reasonable opportunity (not less than 30 days) to cease such non-performance; or willful engagement in fraud or gross misconduct that is materially detrimental to the financial interests of the Company.

Change in Control—A person is or becomes the beneficial owner of 20% or more of the outstanding common stock or outstanding voting securities of the Company; consummation of a merger or consolidation of the Company, a statutory share exchange or an acquisition of all or substantially all of the Company's assets unless the beneficial owners of the Company's outstanding voting securities immediately prior to the transaction beneficially own more than 50% of the voting power of the outstanding voting securities of the surviving entity in substantially the same proportions; or the incumbent directors cease to constitute at least a majority of the Board. Furthermore, in August 2014, the Board adopted an amendment providing that a Change in Control does not occur if a person becomes the beneficial owner of 20% or more of the outstanding common stock or outstanding voting securities of the Company solely as the result of a change in the aggregate number of shares of outstanding common stock or outstanding voting securities since the last date on which such person acquired beneficial ownership of any shares of common stock or voting securities. Beginning with the Company's fiscal 2019 equity awards the Change in Control beneficial ownership triggering percentage described above has been increased from 20% to 49%.

Good Reason—Any adverse alteration in the executive's reporting responsibilities, titles or offices (or, in the case of Mr. Sawyer, a material diminution of his authority, duties or responsibilities); a material reduction of the executive's base salary (or, in the case of Mr. Sawyer, any reduction in his base salary or target bonus percentage); failure by the Company to continue any compensation plan, bonus or incentive plan; material breach of the agreement by the Company; requirement that the executive's principal place of employment be relocated by more than 30 miles from the Company's current address (other than for Mr. Sawyer); or the Company's failure to obtain an agreement from any successor entity to assume the Company's obligations under the agreement.

Disability—Physical or mental disability or health impairment that prevents the effective performance by the executive of his duties on a full-time basis.

Retirement Plans and Arrangements

We currently provide the Named Executive Officers the option to participate in two Company-sponsored retirement savings plans: the Executive Retirement Savings Plan, a nonqualified deferred compensation plan, and the Regis Individual Secured Retirement Plan (the "RiSRP"), an employee welfare benefit plan, which was added in fiscal 2016 as a post-tax retirement savings option.

Elections to defer compensation under the Executive Retirement Savings Plan are made annually, prior to the beginning of the year in which the deferred compensation is earned. Executives may defer up to 100% of their annual compensation, including bonus, on a pre-tax basis. Beginning with elections made in fiscal 2016, in-service distributions must be deferred for a minimum of two years. Employer contributions under the Executive Retirement Savings Plan for our Named Executive Officers include a 25% match on up to a maximum of $100,000 in deferred compensation (i.e., $25,000) and a discretionary annual profit sharing contribution (each on a calendar-year basis). We deposit the deferred amounts and employer contributions into a trust for the benefit of plan participants. In accordance with tax laws, the assets of the trust are subject to claims of the Company's creditors. Participant account balances are deemed invested as the executive directs, from time to time, among the investment alternatives offered. Subject to compliance with plan terms and applicable tax requirements (including, without limitation, Code Section 409A), executives may elect the distribution date for their plan accounts.

Under the RiSRP, participants may elect to contribute amounts from payroll, up to 100% of their annual compensation, including bonus, on an after-tax basis. Employee contributions under the RiSRP for our NEOs include the same match opportunity as the Executive Retirement Savings Plan, and if an NEO is participating in both plans, their aggregate match is capped at $25,000. Participants may also make contributions outside of payroll deductions, but these are not eligible for employer match. Participant contributions and employer matching contributions are deposited in participant-owned life insurance policies. These insurance policies are not subject to claims of the Company's creditors. Each participant's account balances under the life insurance policy is invested as the participant directs, from time to time, among the investment alternatives available under the insurance policy.

Pension Benefits in 2018

The following table sets forth certain information concerning pension benefits for the Named Executive Officers for fiscal 2018:

Name[1]	Age at June 30, 2018	Plan Name[2]	Number of Years of Credited Service[3] (#)	Present Value of Accumulated Benefit (#)	Payments During Last Fiscal Year (#)
Eric A. Bakken	51	Employment Agreement	24.5	946,856	—

[1] Mr. Bakken is the only NEO eligible for the Company's pension benefits program, as it was frozen prior to the commencement of employment of all our other NEOs.

[2] Retirement benefits provided under the applicable employment agreement for each Named Executive Officer are described above under "Summary of Executive Agreements."

[3] The number of years of credited service shown for Mr. Bakken represents his actual years of service; however, for purposes of determining the value of their accumulated benefit, his years of credited service was frozen at 18.5.

[4] The present value of pension benefits for Mr. Bakken is calculated based on the following assumptions: (i) freezing of the pension benefits as described above under "Summary of Executive Agreements—Retirement Plans and Arrangements," (ii) expected retirement age of the later of (A) June 30, 2018 or (B) age 65, which is the earliest time a participant may retire without any benefit reduction due to age, and (iii) discount rate of 3.90%.

Nonqualified Deferred Compensation for 2018

The following table sets forth certain information concerning nonqualified deferred compensation under our Executive Retirement Savings Plan for the NEOs for fiscal 2018:

Name	Executive Contributions in Last FY[1]($)	Registrant Contributions in Last FY[1, 2] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Hugh E. Sawyer	—	—	—	—	—
Andrew H. Lacko	—	—	—	—	—
Eric A. Bakken	105,600	26,400	16,817	(134,785)	337,272
Jim B. Lain	—	—	—	—	—
Rachel Endrizzi	—	—	—	—	—
Annette L. Miller	—	—	556	(124,204)	123,648
Andrew W. Dulka	—	—	—	—	—

[1] The Company matches deferred compensation contributions at 25% of the amount contributed by the participant, up to $25,000 per calendar year. Amounts exceeding $25,000 are due to timing differences between the calendar and fiscal year.

[2] The following amounts of contributions and earnings reflected in the table above have been reported in the current year or prior years' Summary Compensation Tables as follows:

Name	Total Amount Reported in Current or Prior Summary Compensation Tables ($)	Current Year Summary Compensation Table		
		Salary ($)	Non-Equity Incentive Plan ($)	Above-Market Earnings ($)	Company Match and Profit-Sharing Contribution in All Other Compensation ($)
Hugh E. Sawyer	—	—	—	—	—
Andrew H. Lacko	—	—	—	—	—
Eric A. Bakken	351,304	105,600	—	—	26,400
Jim B. Lain	—	—	—	—	—
Rachel Endrizzi	—	—	—	—	—
Annette L. Miller	—	—	—	—	—
Andrew W. Dulka	—	—	—	—	—

The measurement funds available under the Executive Retirement Savings Plan include the Company's common stock and selected mutual funds, which are the same measurement funds available for employees generally with respect to investment of their funds in the Company's qualified 401(k) plan. Participants in the plan may change their investments in the various measurement funds at any time.

Contributions made to the RiSRP on behalf of the NEOs are not included in the table above as this plan is an after-tax nonqualified retirement plan that does not provide for a deferral of compensation.

Potential Payments Upon Termination or Change in Control

The tables that follow describe potential payments and benefits provided to our NEOs or their beneficiaries under the employment agreements, plans and arrangements in existence at June 30, 2018 under various scenarios involving a termination of employment and/or a change in control, and assuming that the termination or change in control event(s) occurred on June 30, 2018. The agreements are described in more detail under "Summary of Executive Agreements." The following presentation has been keyed to the following events upon which an NEO or their beneficiaries would be entitled to a payment or benefit:

- Voluntary termination or involuntary termination not related to a change in control;

- Termination due to death;

- Termination due to disability;

- A change in control not involving an employment termination; and

- Involuntary termination within twenty-four months after a change in control.

Unless otherwise specified, an "involuntary termination" for these purposes includes a termination by the Company without "Cause" or by NEO for "Good Reason," but does not include a termination for "Cause." A "voluntary termination" refers to a termination by the NEO other than for "Good Reason." "Cause" and "Good Reason" for these purposes have the meanings described above under "Definitions under Executive Agreements." In January 2017, the Committee adopted a temporary policy under which employees who are terminated by the Company without Cause or who resign for Good Reason through August 31, 2018 are entitled to accelerated vesting of unvested RSUs and SARs. This includes acceleration or payment in cash for the value of any earned but unvested PSUs that would otherwise be forfeited upon an executive's involuntary termination without cause, as they remained subject only to time-based vesting requirements.

Potential Payments to NEOs Currently Employed

Name[1]	Type of Payment or Benefit	Not Related to Change in Control				After a Change in Control	
		Voluntary Termination($)	Involuntary Termination[2]($)	Death ($)	Disability ($)	Not Involving a Termination of Employment ($)	Involuntary Termination[3]($)
Hugh E. Sawyer	Severance	—	3,866,500	—	—	—	3,866,500
	Medical and Dental Insurance Benefits[4]	—	19,527	—	—	—	19,527
	Accelerated Vesting of Equity[5, 6]	—	6,873,406	6,873,406	6,873,406	6,873,406	6,873,406
	Total	**—**	**10,759,433**	**6,873,406**	**6,873,406**	**6,873,406**	**10,759,433**
Andrew H. Lacko[7]	Severance	—	—	—	—	—	—
	Medical and Dental Insurance Benefits[4]	—	—	—	—	—	—
	Accelerated Vesting of Equity[6]	—	762,941	862,393	862,393	862,393	862,393
	Total	**—**	**762,941**	**862,393**	**862,393**	**862,393**	**862,393**
Eric A. Bakken	Severance	—	1,163,250	—	—	—	1,732,500
	Supplemental Bonus[8]		445,500	445,500	445,500	—	445,500
	Medical and Dental Insurance Benefits[4]	—	16,500	—	—	—	24,750
	Retirement Benefits[9]	1,099,922	1,294,026	1,903,176	2,463,075	1,294,026	1,294,026
	Accelerated Vesting of Equity[6]	—	819,039	1,153,789	1,153,789	1,153,789	1,153,789
	Total	**1,099,922**	**3,738,315**	**3,502,465**	**4,062,364**	**2,447,815**	**4,650,565**
Jim B. Lain	Severance	—	832,000	—	—	—	1,280,000
	Supplemental Bonus[8]	—	360,000	360,000	360,000	—	360,000
	Medical and Dental Insurance Benefits[4]	—	16,500	—	—	—	24,750
	Accelerated Vesting of Equity[6]		1,313,086	1,622,973	1,622,973	1,622,973	1,622,973
	Total	**—**	**2,521,586**	**1,982,973**	**1,982,973**	**1,622,973**	**3,287,723**
Rachel Endrizzi[10]	Severance	—	570,000	—	—	—	—
	Supplemental Bonus[8]	—	131,300	131,300	131,300	—	131,300
	Medical and Dental Insurance Benefits[4]	—	8,779	—	—	—	—
	Accelerated Vesting of Equity[6]		242,120	356,883	356,883	356,883	356,883
	Total	**—**	**952,199**	**488,183**	**488,183**	**356,883**	**488,183**

[1] Each of the NEOs listed in this table is party to a written employment agreement with the Company, with the exception of Mr. Lacko.

[2] Severance amounts in the event of involuntary termination not related to Change in Control represent a cash payment equal to two times annual base salary for Mr. Sawyer and one times annual base salary for the other NEOs, plus, for the other NEOs, a pro-rated portion of any bonus the executive officer would have earned for the year of termination, based on actual performance.

[3] In the event of an involuntary termination related to a Change in Control, Mr. Sawyer would receive the same severance as for any involuntary termination. Severance to the other NEOs represents a cash payment equal to two times annual base salary plus two times the target annual bonus for the year of termination.

Under Code Section 280G, executives will incur an excise tax on portions of these payments if the parachute value of payments exceeds a specified threshold. Under the 2004 Amended and Restated Long Term Incentive Plan (the "2004 Long Term Plan"), participants who first received awards prior to October 22, 2013 (which includes only Mr. Bakken and Ms. Endrizzi) are entitled to an excise tax gross-up if an award granted thereunder, either alone or together with other payments and benefits the participant receives or is entitled to receive would constitute a "parachute payment." These grandfathered rights to tax gross-ups were waived by Mr. Bakken and Ms. Endrizzi effective in August 2018. The 2016 Long Term Plan does not provide for any excise tax gross-ups on parachute payments. Pursuant to Mr. Bakken's employment agreement, the Company will determine whether he is better off receiving the full payment due and paying the excise tax, or receiving a reduced payment that falls just below the excise tax threshold, which is referred to as a "best of net" provision. For this hypothetical payment as of June 30, 2018, it has been estimated that Mr. Bakken would be better off receiving the full payment due. Ms. Endrizzi's employment agreement does not include any parallel "best of net" 280G provisions, as she is not entitled to enhanced severance benefits in connection with a change in control.

[4] The amount represents the estimated medical and dental insurance premiums for the applicable benefits continuation period following involuntary termination. The continuation period is 18 months for Mr. Sawyer; for the other NEOs, it is 12 months if not related to a change in control and 18 months if related to a Change in Control.

[5] Mr. Sawyer is entitled to acceleration of his sign-on equity awards upon death, disability, a change in control, or termination without cause or for good reason, except that in the case of his sign-on RSUs, the Company's stock price also must exceed a certain price threshold. For more information about these awards, see "Compensatory Arrangements with Mr. Sawyer" in CD&A.

[6] Amounts represent the intrinsic value of SARs, RSUs, and PSUs as of June 30, 2018 for which the vesting would be accelerated. The value entered for SARs is based on the number of units for which vesting would be accelerated times the excess of $16.54, the closing price of the Company's common stock on June 30, 2018 on the NYSE, over the SAR exercise price. The value included for RSUs and PSUs is the product of the number of units for which vesting would be accelerated and $16.54.

7   Mr. Lacko is not party to a written employment agreement with the Company stipulating provisions for post-termination payments. He is eligible for accelerated vesting of equity awards upon certain termination scenarios pursuant to terms of the LTIP/grant agreements. Any severance amounts paid upon an actual termination would be determined at the discretion of the Committee.

8   Amounts represent the supplemental performance-based cash retention program payable under the various termination scenarios discussed above in "Special Incentive Program Based on Franchise Goals."

9   The amounts represent a lump sum cash payment equal to the present value of a hypothetical annuity of monthly benefits. The annuity amount and payment period vary according to the termination scenario, as described under "Summary of Executive Agreements — Employment Agreements — Historical Retirement and Life Insurance Benefits."

10 Ms. Endrizzi's employment agreement does not provide for severance payments related to a Change in Control. Supplemental bonus is covered under a separate agreement. Eligibility for accelerated vesting of equity awards upon certain termination scenarios pursuant to terms of the LTIP/grant agreements. Any severance amounts paid upon an actual termination would be determined at the discretion of the Committee.

Actual Payments Upon Termination to NEOs No Longer Employed

The amounts below reflect amounts actually paid to Ms. Miller and Mr. Dulka in connection with their termination of employment.

Name	Type of Payment or Benefit	Involuntary Termination ($)
Annette L. Miller	Severance[1]	468,750
	Medical and Dental Insurance Benefits[2]	9,539
	Accrued Vacation Time[3,]	28,846
	Accelerated Vesting of Equity[4]	439,092
	Total	**946,227**
Andrew W. Dulka	Severance[1]	352,950
	Medical and Dental Insurance Benefits[2]	9,538
	Accrued Vacation Time[3,]	11,539
	Accelerated Vesting of Equity[4]	363,592
	Total	**737,619**

1   Represents one times base salary plus pro rata portion of fiscal 2018 bonus (based on target). See "Separation Benefits for Ms. Miller" and "Separation Benefits for Mr. Dulka."

2   Represents the medical and dental insurance continuation for 12 months (up to $9,539 for Miller and $9,538 for Dulka).

3   Represents accrued vacation time through last date of employment.

4   Represents the intrinsic value of acceleration of unvested RSUs and SARs that were accelerated in connection with termination of employment, as well as payment in cash for PSUs that were earned but not yet vested.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of Mr. Sawyer, our President and Chief Executive Officer. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For fiscal 2018, our last completed fiscal year:

- The annual total compensation of our median employee was $21,034; and

- The annual total compensation of our President and CEO, as reported in the Summary Compensation Table presented elsewhere in this Proxy Statement, was $3,078,332.

Based on this information for fiscal year 2018, we reasonably estimate that the ratio of our President and CEO's annual total compensation to the annual total compensation of our median employee, a part-time stylist at one of our salons, was 146:1.

We used the following methodology and material assumptions and reasonable estimates to identify our median employee in a manner consistent with SEC rules and guidance:

We identified our median employee by analyzing the total cash compensation paid to all members of our employee population (other than our President and CEO) who were employed on June 30, 2018. Total cash compensation incudes wages (for both salaried employees and hourly employees), cash bonuses, tips and commissions. In making this determination, we annualized the compensation of those full-time and part-time permanent employees who were employed on June 30, 2018, but did not work for us during all of fiscal 2018. No full-time equivalent adjustments were made for part-time employees.

After identifying the median employee, we calculated annual total compensation for that individual in accordance with same methodology used for our named executive officers as set forth on the Summary Compensation Table. With respect to the annual total compensation of our President and CEO, we used the amount reported in the "Total" column reported in the Summary Compensation Table.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued under all of our stock-based compensation plans in effect as of June 30, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders[1]	1,541,367	$13.78	4,629,879[2]
Equity compensation plans not approved by security holders[3]	1,034,079	$11.12	—
Total	**2,575,446**	**$12.71**	**4,629,879**

[1] Includes shares granted through stock options, SARs, restricted stock awards, RSUs and PSUs under the 2004 Long Term Plan and 2016 Long Term Plan. Information regarding the stock-based compensation plans is included in Note 1 and 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2018.

[2] The Company's 2016 Long Term Plan provides for the issuance of a maximum of 6,750,000 shares of the Company's common stock through stock options, SARs, restricted stock or RSUs. As of June 30, 2018, there are 4,500,278 shares included in the number of securities remaining available for future issuance under equity compensation plans as disclosed in this table. As of June 30, 2018, there were also 129,601 common shares available for issuance under the Company's Stock Purchase Plan.

[3] Consists of SARs and RSUs granted to Mr. Sawyer and Mr. Lacko under the NYSE inducement grant exception to its rules for shareholder approval of equity plans in connection with the commencement of his employment, the terms of which are described under "Compensatory Arrangements with Mr. Sawyer" and "Compensatory Arrangements with Mr. Lacko" in the CD&A.

ITEM 3

REGIS CORPORATION 2018 LONG TERM INCENTIVE PLANS

 **Upon the recommendation of the Compensation Committee of the Board, the Board unanimously recommends that you vote <u>FOR</u> approval of our 2018 Long-Term Incentive Plan.**

APPROVAL OF 2018 LONG TERM INCENTIVE PLAN

Introduction

We are seeking shareholder approval for the Regis Corporation 2018 Long Term Incentive Plan (the "2018 Plan"), which was approved by our Board on August 30, 2018, subject to shareholder approval. Upon approval of the 2018 Plan by our shareholders, no further awards will be made under our current 2016 Long Term Incentive Plan (the "2016 Plan"), and the 2018 Plan will be the only active plan under which equity awards may be made to our employees and non-employee directors.

As of June 30, 2018, the 2016 Plan had approximately 4,500,278 shares remaining available for issuance. Due to structural changes to our equity program for fiscal 2019, as described above in our CD&A under "Summary of the Fiscal 2019 Plan", additional shares are being requested to help ensure the Company has sufficient shares to meet our anticipated needs to grant equity awards to incentivize and retain employees in future years.

The 2018 Plan authorizes 1,900,000 shares for awards, together with those shares of common stock remaining available for future grants under the 2016 Plan on the date the 2018 Plan obtains shareholder approval. We believe that given our current grant practices as well as the fungible share design of the 2018 Plan, the authorized share amount under the 2018 Plan should allow us to make equity compensation awards through late August 2023, prior to the 2023 annual meeting of shareholders.

Awards outstanding under the 2016 Plan or our Amended and Restated 2004 Long-Term Incentive Plan ("2004 Plan") as of the date the 2018 Plan becomes effective will continue to be subject to the terms of the 2016 Plan or the 2004 Plan, as applicable, but if those awards subsequently expire, are forfeited, canceled or terminated or are settled in cash, the shares subject to those awards will become available for awards under the 2018 Plan.

Shareholder approval of the 2018 Plan is being sought in order to satisfy the shareholder approval requirements of (i) the New York Stock Exchange and (ii) Section 422 of the Internal Revenue Code ("Code") to enable options granted under the 2018 Plan to qualify as incentive stock options. If the 2018 Plan is not approved by our shareholders, the 2016 Plan will remain in effect and we will remain subject its existing share reserve.

Factors Considered in Setting Size of Requested Share Amount

As of August 24, 2018, there were 44,172,843 shares of our common stock issued and outstanding. The closing sale price of a share of our common stock on the New York Stock Exchange on that date was $21.40.

In setting the proposed number of shares reserved and issuable under the 2018 Plan, the Compensation Committee and our Board considered a number of factors as described below.

Awards Outstanding and Shares Available for Grant

The table below shows, as of June 30, 2018, the shares reserved for issuance of outstanding awards under the 2016 Plan as well as its predecessor, the 2004 Plan, and available for future grant under our 2016 Plan. The table also shows the number of shares that will be available for future grants under each equity compensation plan following approval of the 2018 Plan by our shareholders.

	As of June 30, 2018		After Approval of 2018 Plan	
	Shares Reserved for Issuance of Outstanding Awards[1]	Shares Available for Future Awards	Shares Reserved for Issuance of Outstanding Awards	Shares Available For Future Awards
2004 Plan[2]	986,321	0	986,321	0
2016 Plan[2]	1,589,125	4,500,278[3]	1,589,125	0
2018 Plan	0	0	0	—[3]
Total	**2,575,446**	**4,500,278**	**2,575,446**	**6,400,278**[3]

[1] Shares reserved for issuance of outstanding awards at June 30, 2018 consist of the following:

	Types of Awards			
	Options/SARs	Full Value Awards	Weighted Average Exercise Price of Options/SARs	Weighted Average Term to Expiration
2004 Plan[2]	532,622	453,699	$14.85	5.2 years
2016 Plan[2]	1,000,000	589,125	$11.15	8.8 years

[2] No further equity awards may be granted under the 2004 Plan or, following shareholder approval of the 2018 Plan, under the 2016 Plan; however, any shares that would return to the 2004 Plan or 2016 Plan as a result of an award terminating, expiring or being forfeited or being settled in cash in lieu of shares will instead become available under the 2018 Plan.

[3] The 2018 Plan authorizes 1,900,000 shares for awards, together with those shares of common stock remaining available for future grants under the 2016 Plan on the date the 2018 Plan obtains shareholder approval. We expect to make fiscal 2019 equity grants in late August 2018 which will reduce the 6,400,278 shares shown in the table above under "Shares Available for Future Awards."

We believe that the expected dilution that will result from the 2018 Plan is reasonable for a company of our size in our industry.

Historical Equity Grant Practices

Our three-year average "burn rate" was 3.00% for fiscal years 2016 through 2018. We define burn rate as the total number of shares subject to awards granted to participants in a single year expressed as a percent of our basic weighted average common shares outstanding for that year. We believe our historical burn rate is reasonable for a company of our size in our industry.

Overhang

Expectations regarding future share usage under the 2018 Plan are based on a number of assumptions regarding factors such as future growth in the population of eligible participants, the rate of future compensation increases, the rate at which shares are returned to the 2018 Plan reserve through forfeitures, cancellations and the like, the level at which performance-based awards pay out, and our future stock price performance. While the Compensation Committee believes that the assumptions utilized are reasonable, future share usage will differ to the extent that actual events differ from our assumptions.

Key Compensation Practices

The 2018 Plan is substantially similar to our 2016 Plan. The primary changes reflected in the 2018 Plan, as compared to the 2016 Plan include:

- Adopts double trigger acceleration of equity awards upon a change in control as the default treatment;

- Increases the level of stock ownership required to trigger a change in control to 49%, up from 20%;

- Adds an additional category of permitted awards that (i) are not classified as stock options, SARs, restricted stock, restricted stock units or performance units and (ii) consist of our common stock or that are valued in whole or in part by reference to, or are otherwise based upon or settled in, our common stock;

- Imposes an annual limit on the number of shares that can be granted as each award type (not just performance-based awards) to any participant; and

- Increases flexibility for design of performance-based awards following the repeal of Section 162(m) of the Code.

The 2018 Plan continues to include a number of features similar to our 2016 Plan that we believe are consistent with the interests of our shareholders and sound corporate governance practices, including the following:

- Incorporates a fungible share design, with a 2.0:1 ratio (reduced slightly from the 2.4:1 ratio under the 2016 Plan), under which full value awards (such as restricted stock units and performance units) count against the shares reserved for issuance at a higher rate than appreciation awards (such as SARs and stock options);

- Prohibits cancellation of awards for cash or other property or the grant of a full value award at a time when the exercise price of the award is greater than the current fair market value of a share of our common stock;

- Subjects most awards to a minimum one-year vesting period, subject to certain exceptions, including additional exceptions for certain termination scenarios;

- Prohibits the payment of dividends or dividend equivalents on stock options and SARs, and provides that any dividends or dividend equivalents payable with respect to shares or share equivalents subject to the unvested portion of a full value award will be subject to the same restrictions and risk of forfeiture as the shares or share equivalents to which such dividends or dividend equivalents relate;

- Does not provide for any excise tax gross-ups on "parachute payments";

- Administered by our independent Compensation Committee;

- Prohibits re-pricing of stock options or SARs, including any cancellation for cash or other property or the grant of a full value award at a time when the exercise price of the stock option or SAR is greater than the current fair market value of a share of our common stock;

- Prohibits the issuance of stock options or SARs at an exercise price that is less than the fair market value of our common stock on the date of grant;

- Prohibits liberal share recycling;

- Provides for the forfeiture of certain outstanding awards if the Compensation Committee determines that the employee has engaged in certain misconduct that is materially detrimental to the interests of the Company;

- Does not apply a "liberal" change in control definition to awards; and

- Does not allow material modifications to the 2018 Plan without prior shareholder approval, which includes amendments that would increase the number of shares of our common stock available, increase the award limits under the Plan, permit awards of options at a price less than fair market value, permit re-pricing of options or SARs, or expand the class of persons eligible to receive awards under the Plan. Shareholder approval is also required for any action that would, absent such approval, violate the rules and regulations of the NYSE or any other securities exchange applicable to us.

The complete text of the 2018 Plan is attached as Appendix A.

Why We Believe You Should Vote for the 2018 Plan

The Board believes that equity compensation is an important part of total compensation for our executives as well as for certain other senior and management-level employees. We believe that shareholders should approve the 2018 Plan for the following reasons:

Compensation Philosophy. As described in the CD&A, our compensation programs are intended to work together to reward our executive officers for achieving the pre-established business goals set by the Board, to induce their commitment and continued service with the Company, and to align their interests with those of our shareholders through equity compensation and stock ownership requirements. We believe that equity compensation is one of the most effective tools to achieve these goals, and consistent with our goals for the future, we believe that equity-based incentives will continue to play an important role in our ability to incentivize our executives and other employees.

Plan Provisions Designed to Serve Shareholders' Interests and Promote Effective Corporate Governance. The 2018 Plan, which is summarized in more detail below, includes provisions described above in this Item 3 under "Key Compensation Practices" that are designed to serve the interests of our shareholders and promote effective corporate governance.

Reasonable Share Request. We are requesting additional shares to make approximately five years of additional equity grants in the normal course. We expect to return to our shareholders to seek approval of additional shares for the 2018 Plan at our 2023 annual meeting of shareholders.

Summary of the 2018 Long Term Incentive Plan

Administration

The Compensation Committee will administer the 2018 Plan and will have full power and authority to determine when and to whom awards will be granted, and the type, amount and other terms and conditions of each award, consistent with the provisions of the 2018 Plan. In addition, the Compensation Committee can specify whether, and under what circumstances, awards to be received under the 2018 Plan may be deferred automatically or at the election of either the holder of the award or the Compensation Committee. Subject to the provisions of the 2018 Plan, the Compensation Committee may amend or waive the terms and conditions, or accelerate the vesting and/or exercisability of an outstanding award. The Compensation Committee has authority to interpret the 2018 Plan, and establish rules and regulations for the administration of the 2018 Plan. The Compensation Committee may delegate its authority under the 2018 Plan to members of the Board or executive officers of the Company as it relates to awards to persons not subject to Section 16 of the Exchange Act. In addition, the Board may replace the Compensation Committee with a different committee or exercise the powers of the Compensation Committee at any time, except with respect to the grant of awards to our executive officers. Each person who is or has been a member of the Compensation Committee or of the Board, and any other person to whom the Compensation Committee delegates authority under the 2018 Plan, is indemnified by the Company from any loss resulting from any action taken or failure to act, made in good faith, under the 2018 Plan.

Eligible Participants

Any employee, officer, director or other individual, who is selected by the Compensation Committee, is eligible to receive an award under the 2018 Plan. As of August 24, 2018, our approximately 27,000 employees, including officers, and seven non-employee directors were eligible to be selected by the Compensation Committee to receive awards under the 2018 Plan.

Shares Available For Awards

Upon approval by our shareholders of this proposal, 1,900,000 shares of common stock together with those shares of common stock remaining available for future grants under the 2016 Plan on the date the 2018 Plan obtains shareholder approval will be available for issuance under the 2018 Plan. Full value awards granted under the 2018 Plan will count as 2.0 shares against the pool of authorized shares, whereas options and SARs will count as one share against the pool of authorized shares.

In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company, the Compensation Committee or the Board shall make such substitutions or adjustments as it deems equitable and appropriate. Similarly, in the event of any other change in capitalization, which may include a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disaffiliation (other than a spinoff), or similar event affecting the Company or any of its subsidiaries, the Board or the Compensation Committee may make substitutions or adjustments as it deems equitable and appropriate. Any adjustments made in accordance with the two foregoing sentences need not be the same for all participants.

If any shares of our common stock subject to any award under the 2018 Plan, or to an award under the 2016 Plan or the 2004 Plan that is outstanding on the date our shareholders approve the 2018 Plan, that expires, is forfeited or cancelled, or is settled or paid in cash will, to the extent of such expiration, forfeiture, cancellation or cash settlement, become available again for future awards under the 2018 Plan. Each share that again becomes available for awards in such manner shall increase the share reserve, with shares subject to full value awards increasing the share reserve by 2.0 shares and shares subject to options and SARs increasing the share reserve by one share. However, shares tendered or withheld in payment of the purchase price of a stock option, shares tendered or withheld to satisfy a tax withholding obligation, shares repurchased with proceeds received by the Company from exercise of a stock option and shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right may not be used again under the 2018 Plan. Awards granted under the plan in substitution for awards previously granted in connection with a merger, consolidation or acquisition are not charged against the number of shares available for grant as awards under the 2018 Plan.

Types of Awards and Terms and Conditions

The 2018 Plan permits the granting of:

- Stock options (incentive stock options, non-qualified stock options);
- Stock appreciation rights (SARs);
- Restricted stock;
- Restricted stock units;
- Performance units; and
- Other stock-based awards.

Awards may be granted alone, in addition to, in combination with or in substitution for, any other award granted under the 2018 Plan or any other compensation plan. The exercise price per share under any stock option and the grant price of any SAR may not be less than the fair market value on the date of grant of such option or SAR. Determinations of fair market value under the 2018 Plan will be made by reference to the closing price of our common stock on the NYSE. The term of awards of the stock-based portion of the plan will not be longer than ten years.

Stock Options. The holder of an option will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period (not to exceed ten years), all as determined by the Compensation Committee. The option exercise price may be payable either in cash or, at the discretion of the Compensation Committee, in other securities or other property having a fair market value on the exercise date equal to the exercise price. We have not granted stock options in recent years.

Stock Appreciation Rights. The holder of an SAR is entitled to receive an amount in cash, shares of common stock or a combination thereof, equal to the excess of the fair market value (calculated as of the exercise date or, at the Compensation Committee's discretion, as of any time during a specified period before or after the exercise date) of a specified number of shares of our common stock over the grant price of the SAR during a specified period (not to exceed ten years).

Restricted Stock. The holder of restricted stock will own shares of our common stock (including, for example, the right to vote the restricted shares). The Compensation Committee also may permit acceleration of the forfeiture period in the case of a participant's death or disability, upon a change in control of the Company and in certain other instances if included in an award agreement. If the participant's employment or service as a director, as applicable, terminates during the forfeiture period for any other reason, unvested restricted stock will be forfeited, unless the Compensation Committee determines that it would be in the Company's best interest to waive the remaining restrictions. Any dividends or distributions payable with respect to shares of our common stock that are subject to the unvested portion of a restricted stock award will be subject to the same restrictions and risk of forfeiture as the underlying shares of restricted stock. We have not granted restricted stock in recent years.

Restricted Stock Units. The holder of a restricted stock unit is entitled to receive a share of our common stock, or cash in the amount of the fair market value of a share of common stock, as of a future date, subject to certain restrictions and to a risk of forfeiture. The Compensation Committee also may permit acceleration of the forfeiture period in the case of a participant's death or disability, upon a change in control of the Company and in certain other instances if included in an award agreement. If the participant's employment or service as a director, as applicable, terminates during the forfeiture period for any other reason, unvested restricted stock will be forfeited, unless the Compensation Committee determines that it would be in the Company's best interest to waive the remaining restrictions.

Performance Awards. The Compensation Committee may grant performance unit awards under the 2018 Plan as a performance-based award if the Compensation Committee establishes one or more measures of corporate, business unit, or individual performance which must be attained, and the performance period over which the specified performance is to be attained, as a condition to the grant, vesting, exercisability, lapse of restrictions, and/or settlement of such award. Participants are entitled to receive payment for a performance-based award for any given performance period only to the extent that pre-established performance goals set by the Compensation Committee for the performance period are satisfied.

Performance goals may be based on a number of performance criteria, either alone or in any combination, and on any of an individual, consolidated or a business unit level, and on an absolute or relative basis compared to other companies and indexes or other external measures, including: earnings per share (EPS), sales, cash flow, cash flow from operations, operating profit or income, net income, operating margin, net income margin, return on net assets, economic value added, return on total assets, return on common equity, return on total capital, total shareholder return, revenue, revenue growth, earnings before interest, taxes, depreciation and amortization (EBITDA), EBITDA growth, funds from operations per share and per share growth, cash available for distribution, cash available for distribution per share and per share growth, share price performance or improvements in the Company's attainment of expense levels, implementation or completion of critical projects and any other performance criteria approved in the discretion of the Compensation Committee.

The foregoing criteria shall have any reasonable definitions that the Compensation Committee may specify, which may include or exclude any or all of the following items as the Compensation Committee may specify: unusual or non-recurring items, as defined by GAAP; effects of changes in applicable tax laws or accounting principles; effects of financing activities (e.g., effect on earnings per share of issuance of convertible debt securities); expenses for restructuring or productivity initiatives; other non-operating items; spending for acquisitions; effects of divestitures; and effects of litigation activities and settlements. Any such performance criterion or combination of such criteria may apply to a participant's award opportunity in its entirety or to any designated portion or portions of the award opportunity, as the Compensation Committee may specify. The Compensation Committee has the right to adjust any amount determined to be otherwise payable in connection with such an Award.

Other Stock-Based Awards. Other awards of our common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon or settled in, our common stock also may be granted under the 2018 Plan.

Minimum Vesting. The 2018 Plan provides that except as otherwise provided in an award agreement, time-based awards shall be subject to a vesting period of not less than one year from the applicable grant date, and performance-based awards shall subject to subject to a performance period of not less than one year. These minimum vesting and performance periods will not apply in connection with: (i) a change in control, (ii) a termination of employment or other service without cause, for good reason or due to death or disability, (iii) to a substitute award that does not reduce the vesting period of the award being replaced, (iv) awards made in payment of or exchange for other compensation already earned and payable, (v) the acquisition of shares of common stock for consideration based on the fair market value of our common stock and (vi) awards involving an aggregate number of shares not in excess of 5% of the 2018 Plan's share reserve. For purposes of awards to our non-employee directors, a vesting period will be deemed to be one year if runs from the date of one of our annual shareholder meetings to the date of the next annual shareholder meeting.

Dividends and Dividend Equivalents. The 2018 Plan prohibits the payment of dividends or dividend equivalents on stock options and SARs. It also provides that with respect to any dividends or distributions payable with respect to shares of our common stock that are subject to the unvested portion of a restricted stock or any other stock-based award involving the issuance of shares of our common stock upon the grant of the award will be subject to the same restrictions and risk of forfeiture as the underlying shares of our common stock to which such dividends or distributions relate. The 2018 Plan permits the Compensation Committee, in its discretion, to provide in an award agreement for restricted stock units, performance units or any other stock-based awards involving the issuance of units or rights to receive shares of our common stock, that the participant will be entitled to receive dividend equivalents (based on dividends actually declared and paid on outstanding shares of our common stock) on the units or other share equivalents subject to the foregoing types of awards, and those dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying units or other share equivalents to which those dividend equivalents relate.

Limitations on Awards. The 2018 Plan also sets forth the following limitations on the amount of awards that may be granted to any one participant under the 2018 Plan during any calendar year:

- 1,250,000 shares subject to stock options and SARs;
- 1,250,000 shares subject to an award of restricted stock, restricted stock units and/or other-stock based awards;
- 1,250,000 shares subject to an award of performance units; and
- $2,000,000 initial value of performance unit awards denominated in dollars.

Duration, Termination and Amendment. Unless the 2018 Plan is discontinued or terminated by the Board, the 2018 Plan will expire on October 23, 2028. No awards may be made after that date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the 2018 Plan prior to expiration may extend beyond the end of such period through the award's normal expiration date.

The Board and, pursuant to the delegation of its authority, the Compensation Committee may amend, alter or discontinue the 2018 Plan at any time, although shareholder approval must be obtained for any action that would increase the number of shares of our common stock available, increase the award limits under the 2018 Plan, reprice awards of options or SARs at a price less than fair market value, permit repricing of options or SARs or expand the class of persons eligible to receive awards under the 2018 Plan. Shareholder approval is also required for any action that would, absent such approval, violate the rules and regulations of the NYSE or any other securities exchange applicable to us.

Change in Control. In the event of a change in control, each outstanding award will be treated as the Compensation Committee determines, including, without limitation, that (1) awards may be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (2) upon written notice to a participant, that the participant's awards will terminate upon or immediately prior to the consummation of such change in control; (3) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such change in control, and, to the extent the Compensation Committee determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (4) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Compensation Committee determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then we may terminate the award without payment), or (B) the replacement of an award with other rights or property selected by the Compensation Committee in its sole discretion; or (5) any combination of the foregoing. The Compensation Committee will not be required to treat all awards similarly in the transaction.

In the event that the successor corporation does not assume or substitute an award (or portion thereof) and unless otherwise provided in an award agreement, the award will vest in full and the participant will have the right to exercise such outstanding option and SAR, all restrictions on such restricted stock, restricted stock units and other stock-based awards will lapse, and, with respect to any performance-based awards, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an option or

SAR is not assumed or substituted in the event of a merger or change in control, the Compensation Committee will notify the participant in writing or electronically that such option or SAR will be exercisable for a period of time determined by the Compensation Committee in its sole discretion, and the option or SAR will terminate upon the expiration of such period.

Unless otherwise provided in an award agreement, if an award is assumed or substituted and during the one year period following a Change in Control the participant (i) is terminated without cause by the Company (or any successor entity) or (ii) resigns with good reason, then the participant will fully vest in and have the right to exercise such outstanding replacement awards that are options and SARs, all restrictions on any replacement awards that are restricted stock, restricted stock units and other stock-based awards will lapse, and, with respect to performance-based vesting awards, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

With respect to awards granted to a non-employee director, in the event of a Change in Control, the participant will fully vest in and have the right to exercise such outstanding replacement awards that are options and SARs, all restrictions on any replacement awards that are restricted stock, restricted stock units and other stock-based awards will lapse, and, with respect to performance-based vesting awards, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

Prohibition on Repricing Awards

No option or SAR may be amended to reduce its exercise price, no option or SAR may be canceled and replaced with an option or SAR having a lower exercise price, and no award may be cancelled in exchange for cash or other property or the grant of a full value award at a time when the exercise price of the award is greater than the current fair market value of a share of our common stock, except in connection with a stock dividend or other distribution, including a stock split, merger or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits, or potential benefits intended to be provided under the 2018 Plan.

Transferability of Awards

Unless otherwise provided by the Compensation Committee, awards under the 2018 Plan may only be transferred by will or by the laws of descent and distribution.

Federal Income Tax Consequences

Grant of Options and SARs. The grant of a stock option or SAR is not expected to result in any taxable income for the recipient.

Exercise of Options and SARs. Upon exercising a non-qualified stock option, the optionee must recognize ordinary income equal to the excess of the fair market value of the shares of our common stock acquired on the date of exercise over the exercise price, and we will generally be entitled at that time to an income tax deduction for the same amount. The holder of an incentive stock option generally will have no taxable income upon exercising the option (except that an alternative minimum tax liability may arise), and we will not be entitled to an income tax deduction. Upon exercising an SAR, the fair market value on the exercise date of any shares of our common stock received is taxable to the recipient as ordinary income and generally deductible by us.

Disposition of Shares Acquired Upon Exercise of Options and SARs. The tax consequence upon a disposition of shares acquired through the exercise of an option or SAR will depend on how long the shares have been held and whether the shares were acquired by exercising an incentive stock option or by exercising a non-qualified stock option or SAR. Generally, there will be no tax consequence to us in connection with the disposition of shares acquired under an option or SAR, except that we may be entitled to an income tax deduction in the case of the disposition of shares acquired under an incentive stock option before the applicable incentive stock option holding periods set forth in the Code have been satisfied.

Awards Other than Options and SARs. As to other awards granted under the 2018 Plan that are payable either in cash or shares of our common stock that are either transferable or not subject to substantial risk of forfeiture, the holder of the award must recognize ordinary income equal to (i) the amount of cash received or, as applicable, (ii) the excess of (A) the fair market value of the shares received (determined as of the date of receipt) over (B) the amount (if any) paid for the shares by the holder of the award. We will generally be entitled at that time to an income tax deduction for the same amount.

Section 162(m) Compensation Deduction Limitation. Code Section 162(m) as in effect prior to the enactment of the Tax Cuts and Jobs Act in December 2017 limited to $1 million the amount of annual compensation paid to each "covered employee" (as then defined, the CEO and the three other highest paid executive officers employed at the end of the year other than the CFO) that a public company would be permitted to deduct, unless the compensation qualified as performance-based for purposes of Section 162(m). The Tax Cuts and Jobs Act retained the $1 million deduction limit, but repealed the performance-based compensation exemption and expanded the definition of "covered employees" effective for taxable years beginning after December 31, 2017. "Covered employees" as now defined includes any person who served as CEO or CFO of the Company at any time during a calendar year, the three other most highly compensated executive officers of the Company as of the end of that calendar year, and any other person who was considered a covered employee in a previous taxable year (but not earlier than 2017). Any awards the Company grants pursuant to the 2018 Plan to covered employees, whether performance-based or otherwise, will be subject to the $1 million annual deduction limitation.

Delivery of Shares for Tax Obligation. Under the 2018 Plan, the Compensation Committee may permit participants receiving or exercising awards, subject to the discretion of the Compensation Committee and upon such terms and conditions as it may impose, to deliver shares of our common stock (either shares received upon the receipt or exercise of the award or shares previously owned by the holder of the option) to us to satisfy federal and state income tax obligations.

Plan Benefits

The amount, type and timing of awards granted under the 2018 Plan are determined in the sole discretion of the administrator and therefore cannot be determined in advance. The future awards that would be received under the 2018 Plan by executive officers and other employees are discretionary and are therefore not determinable at this time.

Information regarding awards made under the 2016 Plan during fiscal 2018 to our directors and Named Executive Officers is provided elsewhere in this Proxy Statement. Please see the "Fiscal 2018 Director Compensation Table" section of this Proxy Statement for additional information regarding grants under the Long Term Plan to non-employee directors during the fiscal 2018. In addition, please refer to the "Grants of Plan-Based Awards" table of this Proxy Statement for a listing of awards granted to our Named Executive Officers during fiscal 2018. Finally, a description of the changes to our equity program for fiscal 2019 are described above in the CD&A under "Summary of the Fiscal 2019 Plan."

Upon the recommendation of the Compensation Committee of the Board, the Board unanimously recommends a vote FOR the approval of our 2018 Long Term Incentive Plan.

ITEM 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 Upon the recommendation of the Audit Committee of the Board, the Board unanimously recommends a vote <u>FOR</u> ratification of the appointment of PricewaterhouseCoopers LLP.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers LLP, certified public accountants and independent registered public accounting firm, as our independent registered public accounting firm for the fiscal year ending June 30, 2019. Although not required, the Board wishes to submit the selection of PricewaterhouseCoopers LLP for shareholders' ratification at the Annual Meeting. If the shareholders do not so ratify, the Audit Committee will reconsider its selection.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

Upon the recommendation of the Audit Committee of the Board, the Board unanimously recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP.

Audit Fees

Aggregate audit fees billed for professional services rendered by PricewaterhouseCoopers LLP were $2,290,900 for the year ended June 30, 2018, and $1,754,500 for the year ended June 30, 2017. Such fees were primarily for professional services rendered for the audits of our consolidated financial statements as of and for the years ended June 30, 2018 and 2017, limited reviews of our unaudited condensed consolidated interim financial statements, and accounting consultations required to perform an audit in accordance with generally accepted auditing standards.

Audit-Related Fees

There were no audit-related services by PricewaterhouseCoopers LLP in the years ended June 30, 2018 or 2017.

Tax Fees

Aggregate non-audit related tax fees billed for professional services rendered by PricewaterhouseCoopers LLP for the year ended June 30, 2018 and June 30, 2017 were $802,000 and $401,000, respectively. The tax fees for the years ended June 30, 2018 and 2017 were for strategic tax planning and divestiture services, tax reform, tax compliance, general tax consulting and assistance with income tax audits.

All Other Fees

In addition to the fees described above, aggregate fees of $1,800 were billed by PricewaterhouseCoopers LLP during each of the years ended June 30, 2018 and 2017, for fees related to a research tool that we access through PricewaterhouseCoopers LLP.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has approved the engagement of PricewaterhouseCoopers LLP to perform auditing services for the current fiscal year ending June 30, 2019. In accordance with Company policy, any additional audit or non-audit services must be approved in advance. All of the professional services provided by PricewaterhouseCoopers LLP during the years ended June 30, 2018 and June 30, 2017 were approved or pre-approved in accordance with the policies of our Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee reports to and assists the Board in providing oversight of the financial management, independent auditors and financial reporting procedures of the Company. Each member of the Audit Committee is "independent" within the meaning of applicable NYSE listing standards. The Audit Committee has adopted a written charter describing its functions, which has been approved by the Board.

Our management is responsible for preparing our financial statements and the overall reporting process, including our system of internal controls. Our independent auditors, PricewaterhouseCoopers LLP, are responsible for auditing the financial statements and our system of internal controls over financial reporting and expressing opinions thereon.

In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by the applicable rules of the Public Company Accounting Oversight Board (PCAOB).

In addition, the Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Committee concerning independence, and has discussed with the independent auditors the independent auditors' independence.

The Committee discussed with our independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended June 30, 2018 for filing with the SEC. The Committee also has recommended to the Board the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2019.

Michael J. Merriman, Chair
Virginia Gambale
David J. Grissen
M. Ann Rhoades
David P. Williams
Members of the Audit Committee

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our officers, directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Such officers, directors and shareholders are required by the SEC's regulations to furnish us with copies of all such reports.

To our knowledge, based solely on a review of copies of reports filed with the SEC during the fiscal year ended June 30, 2018, all applicable Section 16(a) filing requirements were complied with, except that a Form 4 for each of Mr. Bakken, Mr. Dulka, Ms. Endrizzi, Mr. Lacko, Mr. Lain, Ms. Miller, Ms. Shawn Kathryn Moren and Ms. Kersten Zupfer was filed on June 26, 2018 reporting PSUs granted to such executive officers on October 17, 2017.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal 2018, we were not a party to any related party transactions covered by the Exchange Act rules.

Our Related Party Transaction Approval Policy sets forth our policies and procedures for the review, approval or ratification of certain related party transactions by the Nominating and Corporate Governance Committee. The policy applies to any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Company, or any of its subsidiaries, is or will be a participant and in which a related person has a direct or indirect interest, but exempts the following:

- Payment of compensation by the Company to a related party for the related party's service to the Company as a director, officer or employee;

- Transactions available to all employees or all shareholders of the Company on the same terms;

- Transactions that, when aggregated with the amount of all other transactions between the Company and the related party or any entity in which the related party has an interest, involve less than $10,000 in a fiscal year; and

- Transactions in the ordinary course of the Company's business at the same prices and on the same terms as are made available to customers of the Company generally.

The Nominating and Corporate Governance Committee must approve any related party transaction subject to this policy before commencement of the related party transaction; provided, however, that if a related party is only first identified after it commences or first becomes a related party transaction, it must be brought to the Nominating and Corporate Governance Committee for ratification. Alternatively, the Nominating and Corporate Governance Committee has delegated authority to its Chair to approve related party transactions if they arise between the Nominating and Corporate Governance Committee's meetings.

The Nominating and Corporate Governance Committee will analyze the following factors, in addition to any other factors it deems appropriate, in determining whether to approve a related party transaction:

- Whether the terms are fair to the Company;

- Whether the transaction is material to the Company;

- The role the related party has played in arranging the related party transaction;

- The structure of the related party transaction; and

- The interests of all related parties in the related party transaction.

The Nominating and Corporate Governance Committee may, in its sole discretion, approve or deny any related party transaction. Approval of a related party transaction may be conditioned upon the Company and the related party taking any actions that the Nominating and Corporate Governance Committee deems appropriate. The Nominating and Corporate Governance Committee reviews this policy on an annual basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 24, 2018, the ownership of our common stock by each shareholder who is known by us to own beneficially more than 5% of our outstanding shares, by each director and director nominee, by each executive officer and former executive officer identified in the Summary Compensation Table, and by all current executive officers and directors as a group. Except as indicated below, the parties listed in the table have the sole voting and investment power with respect to the shares indicated. Unless otherwise indicated, the address for each person or entity named below is c/o Regis Corporation, 7201 Metro Boulevard, Edina, Minnesota 55439. Our Company had 44,172,843 shares of common stock issued and outstanding as of August 24, 2018.

Name of Beneficial Owner or Identity of Group		Number of Shares Beneficially Owned[1] (#)	Percent of Class (%)
More than 5% Shareholders	Birch Run Capital Advisors, LP[2]	10,655,170	23.9
	BlackRock, Inc.[3]	4,675,538	10.5
	Dimensional Fund Advisors LP[4]	3,930,451	8.8
	The Vanguard Group[5]	3,359,353	7.5
	Cramer Rosenthal McGlynn, LLC[6]	2,777,217	6.2
	Brown Advisory Incorporated[7]	2,515,906	5.7
Named Executive Officers	Hugh E. Sawyer[8]	10,500	*
	Andrew H. Lacko	11,492	*
	Eric A. Bakken[10]	145,268	*
	Jim B. Lain	71,153	*
	Rachel Endrizzi	16,828	*
	Annette L. Miller[9]	26,620	*
	Andrew W. Dulka[9]	24,066	*
Directors and Nominees (in addition to Mr. Sawyer, who is listed above):	Daniel G. Beltzman[2]	10,672,250	24.0
	Virginia Gambale	3,785	*
	David J. Grissen	31,807	*
	Mark S. Light	31,807	*
	Michael J. Merriman	52,202	*
	M. Ann Rhoades	20,311	*
	David P. Williams[11]	96,862	*
	All current executive officers and directors as a group (sixteen persons)[12]	**11,169,951**	**25.1**

* less than 1%

1 Includes the following shares not currently outstanding but deemed beneficially owned because of the right to acquire them pursuant to restricted stock units that vest within 60 days or have vested but have not yet been distributed: 54,862 shares for Mr. Williams, 42,202 shares for Mr. Merriman, 31,807 shares for Messrs. Grissen and Light, 30,000 shares for Mr. Bakken, 26,403 shares for Mr. Lain, 20,311 shares for Ms. Rhoades, 17,535 shares for Mr. Beltzman, 8,253 shares for Ms. Endrizzi, 4,017 shares for Mr. Lacko and 3,785 shares for Ms. Gambale. Includes the following shares not currently outstanding but deemed beneficially owned because of the right to acquire them pursuant to options and SARs exercisable within 60 days: 46,803 shares by Mr. Bakken, 27,629 shares by Mr. Lain and 14,275 shares by Ms. Endrizzi.

2 Based on information in a Schedule 13D/A filed by Birch Run Capital Advisors, LP ("Birch Run") on August 22, 2014 and Form 4s filed by Mr. Beltzman on September 2, 2014 and March 17 and 18, 2015 reporting purchases by the Funds (as defined below), these securities are owned directly by Birch Run Capital Partners, L.P., Torch BRC, L.P. and Walnut BRC, L.P. (collectively, the "Funds"). Birch Run Capital Partners, L.P. is the record owner of 1,658,941 shares.

Torch BRC, L.P. is the record owner of 3,962,648 shares. Walnut BRC, L.P. is the record owner of 5,033,581 shares. Birch Run Capital GP, LLC serves as the General Partner to Birch Run Capital Partners, L.P.; Walnut BRC GP, LLC serves as the General Partner to Walnut BRC, L.P.; and Torch BRC GP, LLC serves as the General Partner to Torch BRC, L.P. (collectively, "the General Partners"). Mr. Beltzman and Gregory Smith are the co-Managers of the General Partners. Furthermore, Birch Run Capital Advisors, LP ("the Advisor") serves as the registered investment adviser to the Funds. BRC Advisors GP, LLC ("Advisor GP") serves as General Partner to the Advisor. Mr. Beltzman and Mr. Smith are the Limited Partners of the Adviser and the Co-managers of the Adviser GP. The Adviser, the Adviser GP, Mr. Beltzman and Mr. Smith may be deemed to share voting and dispositive power over the reported securities. Each of the Adviser, the Adviser GP, Mr. Beltzman, and Mr. Smith disclaim beneficial ownership of any interests of the reported securities in excess of such person's or entity's respective pecuniary interest in the securities. On its Schedule 13D/A, Birch Run reported sole voting power over 0 shares, shared voting power over 8,504,788 shares, sole dispositive power over 0 shares and shared dispositive power over 9,996,589 shares. Based on the Form 4s referenced above, the shared voting power number has likely increased, and the shared dispositive power number has likely increased to 10,655,170. The address for Birch Run is 1350 Broadway, Suite 2215, New York, NY 10018.

[3] Based on information in a Schedule 13G/A filed by BlackRock, Inc. on May 8, 2018, BlackRock, Inc. reported sole voting power over 4,564,725 shares, shared voting power over 0 shares, sole dispositive power over 4,675,538 shares and shared dispositive power over 0 shares. BlackRock, Inc. is a parent holding company and holds the sole power to dispose or to direct the disposition of shares held by its subsidiaries BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Advisors, LLC, BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, BlackRock (Netherlands) B.V., BlackRock Financial Management, Inc. and BlackRock Japan Co., Ltd. (collectively, the "BlackRock Subsidiaries"). Except for BlackRock Fund Advisors, none of the BlackRock Subsidiaries own more than 5% of our outstanding shares of common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

[4] Based on information in a Schedule 13G/A filed by Dimensional Fund Advisors LP ("Dimensional") on February 9, 2018, Dimensional reported sole voting power over 3,776,256 shares, shared voting power over 0 shares, sole dispositive power over 3,930,451 shares and shared dispositive power over 0 shares. The address for Dimensional is Building One, 6300 Bee Cave Road, Austin, TX 78746.

[5] Based on information in a Schedule 13G/A filed by The Vanguard Group ("Vanguard") on February 12, 2018, Vanguard reported sole voting power over 38,413 shares, shared voting power over 8,600 shares, sole dispositive power over 3,314,140 shares and shared dispositive power over 45,213 shares. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

[6] Based on information in a Schedule 13G/A filed by Cramer Rosenthal McGlynn, LLC ("Cramer Rosenthal") on February 14, 2018, Cramer Rosenthal reported sole voting power over 2,733,205 shares, shared voting power over 0 shares, sole dispositive voting power over 2,777,217 shares and shared dispositive power over 0 shares. The address for Cramer Rosenthal is 520 Madison Ave., New York, NY 10022.

[7] Based on information in a Schedule 13G/A filed by Brown Advisory Incorporated ("Brown") on April 9, 2018, Brown reported sole voting power over 2,502,478 shares, shared voting power over 0 shares, sole dispositive power over 0 shares and shared dispositive power over 2,515,906 shares. Brown is a parent holding company and holds the sole power to vote or to direct the vote of shares held by its subsidiaries Brown Investment Advisory & Trust Company and Brown Advisory LLC (collectively, the "Brown Subsidiaries"). Except for Brown Advisory LLC, which owns 2,509,121 shares of the class of securities reported, none of the Brown Subsidiaries own more than 5% of our outstanding shares of common stock. The address for Brown is 901 South Bond Street, Suite 400, Baltimore, MD 21231.

[8] Shares are held in a joint brokerage account with his spouse.

[9] For former named executive officers, the number shown takes into account forfeitures and accelerations (net of shares forfeited for taxes) of equity that occurred in connection with the officer's termination of employment, but does not include sales or acquisitions after they ceased to be a named executive officer, if any.

[10] Includes 400 shares held indirectly through a profit-sharing account.

[11] Includes 2,000 shares held in a joint brokerage account with his father.

[12] See footnotes 1, 2, 8, 10 and 11 for information regarding the nature of certain indirect and deemed ownership of the shares included in this amount.

USER'S GUIDE

Annual Meeting of Shareholders, October 23, 2018

This Proxy Statement is furnished to shareholders of REGIS CORPORATION, a Minnesota corporation (the "Company"), in connection with the solicitation on behalf of our Board of Directors (the "Board") of proxies for use at the annual meeting of shareholders to be held on October 23, 2018 (the "Annual Meeting"), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

The address of our principal executive office is 7201 Metro Boulevard, Edina, Minnesota 55439.

Availability of Proxy Materials

As permitted by rules adopted by the Securities and Exchange Commission ("SEC"), we are making our proxy materials, which include our Notice and Proxy Statement and Annual Report on Form 10-K, available to our shareholders over the Internet. We believe that this e-proxy process expedites our shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of the Annual Meeting. In accordance with such SEC rules, we will send shareholders of record as of the close of business on August 24, 2018 a Notice of Internet Availability of Proxy Materials (the "Notice"), which mailing will commence on or about September 6, 2018. The Notice contains instructions on how shareholders can access our proxy materials and vote their shares over the Internet. If you would like to receive a printed copy of our proxy materials from us instead of downloading them from the Internet, please follow the instructions for requesting such materials included in the Notice.

Solicitation and Revocation of Proxies

In addition to the use of the mail, proxies may be solicited personally or by mail, telephone, fax, email, Internet or other electronic means by our directors, officers and regular employees who will not be additionally compensated for any such services. Proxies may also be solicited by means of press releases and other public statements.

We will pay all solicitation expenses in connection with the Notice, this Proxy Statement and any related proxy soliciting material of the Board, including the expense of preparing, printing, assembling and mailing such material.

Proxies to vote at the Annual Meeting are solicited on behalf of the Board. Any shareholder giving a proxy may revoke it at any time before it is exercised by attending the Annual Meeting and revoking it or by providing written notice of revocation or by submitting another proxy bearing a later date to our Secretary at the address set forth above. Such proxies, if received in time for voting and not revoked, will be voted at the Annual Meeting in accordance with the specifications indicated thereon.

If You Hold Your Shares in "Street Name"

If you hold your shares in "street name," i.e., through a bank, broker or other holder of record (a "custodian"), your custodian is required to vote your shares on your behalf in accordance with your instructions. If you do not give instructions to your custodian, your custodian will not be permitted to vote your shares with respect to "non-discretionary" items, such as the election of directors, the Say-on-Pay proposal and the proposal to approve our 2018 long-term incentive compensation plan. Accordingly, we urge you to promptly give instructions to your custodian to vote on these matters by following the instructions provided to you by your custodian. Please note that if you intend to vote your street name shares in person at the Annual Meeting, you must provide a "legal proxy" from your custodian at the Annual Meeting.

Definitions and Glossary

Director Independence

With the adoption of our Corporate Governance Guidelines, the Board established independence standards in accordance with the requirements of the NYSE corporate governance rules. To be considered independent under the NYSE rules, the Board must affirmatively determine that a director or director nominee does not have a material relationship with us (directly, or as a partner, shareholder or officer of an organization that has a relationship with us). In addition, no director or director nominee may be deemed independent if the director or director nominee has in the past three years:

- Received (or whose immediate family member has received) more than $120,000 per year in direct compensation from us, other than director or committee fees;

- Been an employee of ours;

- Had an immediate family member who was an executive officer of ours;

- Been (or whose immediate family member has been) an affiliate or employee of a present or former internal or independent auditor of ours;

- Been (or whose immediate family member has been) employed as an executive officer of another company whose compensation committee within the past three years has included a present executive officer of ours; or

- Is currently an employee or executive officer (or has an immediate family member who is an executive officer) of another company that makes payments to us, or receives payments from us, for property or services in an amount that, in any single fiscal year, exceeds the greater of $1.0 million or 2% of such other company's consolidated gross revenues.

Voting Rights and Requirements

Only shareholders of record as of the close of business on August 24, 2018 will be entitled to sign proxies or to vote. On that date, there were 44,172,843 shares issued, outstanding and entitled to vote. Each share of common stock is entitled to one vote. A majority of the outstanding shares present in person or by proxy at the Annual Meeting is required to transact business, and constitutes a quorum for voting on items at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted as being present at the Annual Meeting in determining the quorum, but neither will be counted as a vote in favor of a matter. A "broker non-vote" is a proxy submitted by a bank, broker or other custodian that does not indicate a vote for some of the proposals because the broker does not have or does not exercise discretionary voting authority on certain types of proposals and has not received instructions from its client as to how to vote on those proposals.

Vote Required

The table below summarizes the proposals that will be voted on, the vote required to approve each item, voting options, how votes are counted and how the Board recommends you vote:

Proposal	Vote Required	Voting Options	Board Recommendation[1]	Broker Discretionary Voting Allowed[2]	Impact of Abstention
Item 1 Election of the eight director nominees listed in this Proxy Statement	Majority of votes cast "FOR" must exceed "AGAINST" votes[3]	"FOR" "AGAINST" "ABSTAIN"	"FOR" ✓	No	None
Item 2 Advisory "Say-on-Pay" vote	Majority of votes cast "FOR" must exceed "AGAINST" votes[4]	"FOR" "AGAINST" "ABSTAIN"	"FOR" ✓	No	None
Item 3 Approval of our 2018 Long-Term Incentive Plan	Majority of votes present in person or by proxy and entitled to vote on this item of business or, if greater, the vote required is a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting	"FOR" "AGAINST" "ABSTAIN"	"FOR" ✓	No	"AGAINST"
Item 4 Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2019	Majority of votes present in person or by proxy and entitled to vote on this item of business or, if greater, the vote required is a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting	"FOR" "AGAINST" "ABSTAIN"	"FOR" ✓	Yes	"AGAINST"

[1] If you are a registered holder and you sign and submit your proxy card without indicating your voting instructions, your shares will be voted in accordance with the Board's recommendation.

[2] A broker non-vote will not count as a vote for or against a director or the Say-on-Pay vote. For Items 3 and 4, a broker non-vote will have no effect unless a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting is required in order to approve the item, then a broker non-vote will have the same effect as a vote "AGAINST."

[3] In an uncontested election of directors at which a quorum is present, if any nominee for director receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, our Corporate Governance Guidelines require that such person must promptly tender his or her resignation to the Board following certification of the shareholder vote. Our Corporate Governance Guidelines further provide that the Nominating and Corporate Governance Committee will then consider the tendered resignation and make a recommendation to the Board as to whether to accept or reject the tendered resignation. The Board will act on the tendered resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the election. The nominee who tendered his or her resignation will not participate in the Board decisions. Cumulative voting in the election of directors is not permitted.

[4] The advisory Say-on-Pay vote is not binding on us; however, we will consider the shareholders to have approved the compensation of our named executive officers if the number of shares voted "FOR" the proposal exceeds the number of shares voted "AGAINST" the proposal.

Communications with the Board

Shareholders and other interested parties who wish to contact the Board, any individual director or the independent directors as a group, are welcome to do so by writing to our Corporate Secretary at the following address: Regis Corporation, 7201 Metro Boulevard, Edina, Minnesota 55439.

Comments or questions regarding our accounting, internal controls or auditing matters will be referred to members of the Audit Committee. Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to members of the Nominating and Corporate Governance Committee.

Proposals of Shareholders

Shareholders who intend to present proposals at the 2019 annual meeting of shareholders, and who wish to have such proposals included in our proxy statement for the 2019 annual meeting, must be certain that such proposals are received by us not later than May 9, 2019. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for our 2019 annual meeting.

For shareholders who intend to present proposals or director nominees directly at the 2019 annual meeting and not for inclusion in our 2019 proxy statement, we must receive notice of such proposal not later than July 25, 2019 and not earlier than June 25, 2019, provided that in the event that the date of the 2019 annual meeting is more than 30 days before or more than 70 days after the anniversary date of the Annual Meeting, notice by the shareholder must be delivered not earlier than the close of business on the 120th day prior to the 2019 annual meeting and not later than the close of business on the later of the 90th day prior to the 2019 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us. Such proposals must meet the requirements set forth in our bylaws in order to be presented at our 2019 annual meeting.

Proposals and notices of intention to present proposals at our 2019 annual meeting should be addressed to our Corporate Secretary, 7201 Metro Boulevard, Edina, Minnesota 55439.

Annual Report to Shareholders and Form 10-K

Our Annual Report to Shareholders and Form 10-K, including financial statements for the year ended June 30, 2018, is available on our website at www.regiscorp.com. If requested, we will provide shareholders with copies of any exhibits to the Form 10-K upon the payment of a fee covering our reasonable expenses in furnishing the exhibits. Such requests should be directed to our Corporate Secretary, at our address stated herein.

Notice of Internet Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on October 23, 2018.

The Notice and Proxy Statement and Annual Report on Form 10-K are available in the Investor Information Relations section of our website, www.regiscorp.com.

General

The Board knows of no other matter to be acted upon at the Annual Meeting. However, if any other matter is properly brought before the Annual Meeting, the shares covered by your proxy will be voted thereon in accordance with the best judgment of the persons acting under such proxy.

Your vote is very important no matter how many shares you own.

You are urged to read this Proxy Statement carefully and, whether or not you plan to attend the Annual Meeting, to promptly submit a proxy by telephone or through the Internet in accordance with the voting instructions provided to you.

By Order of the Board
Amanda P. Rusin
Corporate Secretary

September 6, 2018

APPENDIX A:
2018 LONG TERM INCENTIVE PLAN

I. Establishment and Purpose

1.1 **Establishment.** This Regis Corporation 2018 Long Term Incentive Plan ("Plan") is established by Regis Corporation ("Company"), effective as of October 23, 2018 (the "Effective Date"), provided approval of the Company's shareholders is obtained at the Company's 2018 annual meeting of shareholders.

1.2 **Purpose.** The purpose of the Plan is to foster and promote the long-term financial success of the Company and materially increase shareholder value by motivating performance through incentive compensation. The Plan also is intended to encourage Participant ownership in the Company, attract and retain talent, and enable Participants to participate in the long-term growth and financial success of the Company. The Plan and the grant of Awards thereunder are expressly conditioned upon the Plan's approval by the shareholders of the Company.

1.3 **Compliance with 409A.** The Plan is intended to meet the requirements of paragraph (2), (3) and (4) of Code Section 409A(a) to the extent applicable, and the terms and provisions of the Plan should be interpreted and applied in a manner consistent with such requirements, including the regulations and other guidance issued under Code Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Committee. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a "nonqualified deferred compensation plan" subject to Section 409A of the Code, if the Participant is a "specified employee" within the meaning of Section 409A of the Code, any payments (whether in cash, shares of Common Stock or other property) to be made with respect to the Award upon the Participant's "separation from service" (within the meaning of Code Section 409A) shall be delayed until the earlier of (A) the first day of the seventh month following the Participant's separation from service and (B) the Participant's death. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award. With respect to any Award granted under this Plan that constitutes "deferred compensation" subject to Section 409A of the Code, the Company may, in its discretion, terminate such Awards pursuant to and in accordance with Section 409A and Treasury Regulation § 1.409A-3(j)(4)(ix)(B).

II. Definitions

For purposes of the Plan, the following terms are defined as set forth below:

2.1   "Affiliate" means any entity that is a subsidiary or a parent corporation, as defined in Section 424(e) of the Code, of the Company or any other entity designated by the Committee as covered by the Plan in which the Company has, directly or indirectly, at least a 20% voting interest.

2.2   "Agreement" means any agreement entered into pursuant to the Plan by which an Award is granted to a Participant, and any amendments thereto.

2.3   "Award" means any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit or other stock-based award granted to a Participant under the Plan. Awards shall be subject to the terms and conditions of the Plan and shall be evidenced by an Agreement containing such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable. Any Award may be granted as a performance-based Award if the Committee establishes one or more measures of consolidated, business unit or individual performance which must be attained, and the performance period over which the specified performance is to be attained, as a condition to the grant, vesting, exercisability, lapse of restrictions and/or settlement of such Award. In connection with any such Award, the Committee shall determine the extent to which performance measures have been attained and other applicable terms and conditions have been satisfied, and the degree to which the grant, vesting, exercisability, lapse of restrictions and/or settlement of such Award has been earned.

2.4   "Beneficiary" means any person or other entity, which has been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the compensation, specified under the Plan to the extent permitted. If there is no designated beneficiary, then the term means any person or other entity entitled by will or the laws of descent and distribution to receive such compensation.

2.5   "Board of Directors" or "Board" means the Board of Directors of the Company.

2.6   "Cause" means, for purposes of determining whether and when a Participant has incurred a Termination of Employment for Cause, any act or omission which permits the Company to terminate the written employment agreement or arrangement between the Participant and the Company or an Affiliate for "cause" as defined in such agreement or arrangement. In the event (1) there is no such agreement or arrangement, (2) such agreement or arrangement does not define the term "Cause" or (3) the applicable Agreement does not otherwise provide a definition of the term "Cause," then "Cause" means (a)(i) a felony conviction under any Federal or state statute which is materially detrimental to the financial interests of the Company, or (ii) willful non-performance by the Participant of his or her material employment duties other than by reason of his or her physical or mental incapacity after reasonable written notice to the Participant and reasonable opportunity (not less than thirty (30) days) to cease such non-performance; or (b) the Participant willfully engaging in fraud or gross misconduct which is materially detrimental to the financial interests of the Company.

2.7   "Change in Control" means the first to occur of any of the following events:

(1)   any "person" within the meaning of Section 2(a)(2) of the Securities Act of 1933 and Section 14(d) of the Exchange Act is or has become the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of forty-nine percent (49%) or more of either (a) the then outstanding shares of Common Stock of the Company (the "Outstanding Common Stock") or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"), except for an acquisition by an entity resulting from a Business Combination (as defined below) in which clauses (i) and (ii) of subparagraph (2) applies, provided that a Change in Control shall not occur if a person becomes the beneficial owner of forty-nine percent (49%) or more of the Outstanding Common Stock or Outstanding Voting Securities solely as the result of a change in the aggregate number of shares of Outstanding Common Stock or Outstanding Voting Securities since the last date on which such person acquired beneficial ownership of any shares of Common Stock or voting securities (provided, however, that if a person becomes the beneficial owner of forty-nine percent (49%) or more of the Outstanding Common Stock or Outstanding Voting Securities by reason of such change in the aggregate number of shares of Outstanding Common Stock or Outstanding Voting

Securities and thereafter becomes the beneficial owner of any additional shares of Common Stock or voting securities (other than pursuant to a dividend or distribution paid or made by the Company on the Outstanding Common Stock or Outstanding Voting Securities or pursuant to a split or subdivision of the Outstanding Common Stock or Outstanding Voting Securities), then a Change in Control shall occur unless upon becoming the beneficial owner of such additional shares of Common Stock or voting securities such person does not beneficially own more than forty-nine percent (49%) of the Outstanding Common Stock or Outstanding Voting Securities);

(2) consummation of (a) a merger or consolidation of the Company with or into another entity, (b) a statutory share exchange or (c) the acquisition by any person (as defined above) of all or substantially all of the assets of the Company (each, a "Business Combination"), unless immediately following such Business Combination, (i) all or substantially all of the beneficial owners of the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the voting power of the then outstanding shares of voting stock (or comparable voting equity interests) of the surviving or acquiring entity resulting from such Business Combination (including such beneficial ownership of an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), in substantially the same proportions (as compared to the other beneficial owners of the Company's voting stock immediately prior to such Business Combination) as their beneficial ownership of the Company's voting stock immediately prior to such Business Combination and (ii) no person (as defined above) beneficially owns, directly or indirectly, forty-nine percent (49%) or more of the voting power of the outstanding voting stock (or comparable equity interests) of the surviving or acquiring entity (other than a direct or indirect parent entity of the surviving or acquiring entity, that, after giving effect to the Business Combination, beneficially owns, directly or indirectly, 100% of the outstanding voting stock (or comparable equity interests) of the surviving or acquiring entity), or

(3) individuals who constitute the Company's Board of Directors on the Effective Date (the "Incumbent Board") have ceased for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least three-quarters (75%) of the directors comprising the Incumbent Board shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board;

provided, however, that for any payment with respect to any Award under the Plan that is subject to Section 409A of the Code, the Change in Control must also be a change in control event under Treas. Reg. Section 1.409A-3(i)(5).

2.8. "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor, along with related rules, regulations and interpretations.

2.9 "Commission" means the Securities and Exchange Commission or any successor thereto.

2.10 "Committee" means the committee of the Board responsible for granting Awards under the Plan, which shall be the Compensation Committee of the Board, until such time as the Board may designate a different committee. The Committee shall consist solely of two or more directors, each of whom is a "Non-Employee Director" within the meaning of Rule 16b-3. In addition, each member of the Committee must be an "independent director" as determined under the corporate governance rules of the New York Stock Exchange, as amended from time to time.

2.11 "Common Stock" means the shares of the Company's common stock, $0.05 par value, whether presently or hereafter issued, and any other stock or security resulting from adjustment thereof as described hereinafter, or the common stock of any successor to the Company which is designated for the purpose of the Plan.

2.12 "Company" means Regis Corporation, a Minnesota corporation, and includes any successor or assignee corporation or corporations into which the Company may be merged, changed or consolidated; any corporation for whose securities the securities of the Company shall be exchanged; and any assignee of or successor to substantially all of the assets of the Company.

2.13 "Disability" means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

2.14 "Disaffiliation" means a subsidiary's or Affiliate's ceasing to be a subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

2.15 "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.16 "Exercise Price" means the price at which the Common Stock may be purchased under an Option or may be obtained under a Stock Appreciation Right.

2.17 "Fair Market Value" means the value of one share of Common Stock, determined pursuant to the applicable method described below, without regard to whether the Common Stock is restricted or represents a minority interest:

(1) if the Common Stock is listed on a securities exchange or quoted on an automated quotation system, the closing price of a share of Common Stock on the relevant date (or, if such date is not a business day or a day on which quotations are reported, then on the immediately preceding date on which quotations were reported) or if a closing price was not reported on the grant date, then the arithmetic mean of the high and low prices on that date or on the first preceding trading date, as reported by the principal national exchange on which such shares of Common Stock are traded (in the case of an exchange) or by the automated quotation system, as the case may be;

(2) if the Common Stock is not listed on a national securities exchange or quoted on the automated quotation system, but is actively traded in the over-the counter market, the average of the closing bid and asked prices for a share of Common Stock on the relevant date (or, if such date is not a business day or a day on which quotations are reported, then on the immediately preceding date on which quotations were reported), or the most recent preceding date for which such quotations are reported; and

(3) if, on the relevant date, the Common Stock is not publicly traded or reported as described in (1) or (2) above, the value determined by the reasonable application of a reasonable valuation method which is consistent with Treas. Reg. § 1.409A-1(b)(5)(iv), selected in good faith by the Board.

2.18 "Full Value Award" means an Award other than a Stock Option Award or Stock Appreciation Right Award.

2.19 "Good Reason" means, for purposes of determining whether and when a Participant has incurred a Termination of Employment for Good Reason, any act or omission which permits the Participant to terminate the written employment agreement or arrangement between the Participant and the Company or an Affiliate for "good reason" as defined in such agreement or arrangement. In the event (a) there is no such agreement or arrangement, (b) such agreement or arrangement does not define the term "Good Reason" or (c) the applicable Agreement does not otherwise provide a definition of the term "Good Reason," then "Good Reason" means the occurrence, without the express written consent of the Participant, of any of the following:

(1) any material diminution in the nature of the Participant's authority, duties or responsibilities;

(2) any reduction by the Company in the Participant's base salary then in effect or target bonus percentage, other than an across the board reduction of not more than 10% that applies to all other similarly-situated employees of the Company;

(3) following a Change in Control, failure by the Company to continue in effect (without substitution of a substantially equivalent plan or a plan of substantially equivalent value) any compensation plan, bonus or incentive plan, stock purchase plan, stock option plan, life insurance plan, health plan, disability plan or other benefit plan or arrangement in which the Participant is then participating;

provided that the Participant notifies the Company of such condition set forth in clause (1), (2) or (3) of this definition within ninety (90) days of its initial existence and the Company fails to remedy such condition within thirty (30) days of receiving such notice (the "Cure Period") and the Participant delivers written notice of termination of employment to the Company's General Counsel within thirty (30) days following the end of the Cure Period.

2.20 "Grant Date" means the date as of which an Award is granted pursuant to the Plan or such later effective date for the Award as specified at the time of grant.

2.21 "Incentive Stock Option" means any Stock Option intended to be and designated as an "incentive stock option" within the meaning of Section 422 of the Code.

2.22 "Non-Qualified Stock Option" means an Option to purchase Common Stock in the Company granted under the Plan, the taxation of which is pursuant to Section 83 of the Code.

2.23 "Option Period" means the period during which the Option remains outstanding in accordance with an Agreement and Article VI.

2.24 "Outside Director" means a member of the Board who is not an employee of the Company or any of its subsidiaries.

2.25 "Participant" means a person who satisfies the eligibility conditions of Article V and to whom an Award has been granted by the Committee under the Plan. In the event that a Representative is appointed for a Participant, then the term "Participant" shall mean such appointed Representative. Notwithstanding the appointment of a Representative, the term "Termination of Employment" shall mean the Termination of Employment of the Participant.

2.26 "Performance Unit" shall have the meaning set forth in Section 9.1 hereof.

2.27 "Plan" means the Regis Corporation 2018 Long Term Incentive Plan, as herein set forth and as may be amended from time to time.

2.28 "Prior Plans" means the Regis Corporation Amended and Restated 2004 Long Term Incentive Plan and the Regis Corporation 2016 Long Term Incentive Plan (each, a "Prior Plan"), and awards outstanding under the Prior Plans as of the Effective Date shall be referred to as "Prior Plan Awards."

2.29 "Qualifying Termination of Service" means any of the following terminations of employment or service, as applicable, that occurs during the one year period following a Change in Control: (i) a termination of the Participant's employment or services without Cause, or (ii) a resignation by the Participant with Good Reason.

2.30 "Representative" means (a) the person or entity acting as the executor or administrator of a Participant's estate pursuant to the last will and testament of a Participant or pursuant to the laws of the jurisdiction in which the Participant had the Participant's primary residence at the date of the Participant's death; (b) the person or entity acting as the guardian or temporary guardian of a Participant; (c) the person or entity which is the beneficiary of the Participant upon or following the Participant's death; or (d) the person to whom an Award has been permissibly transferred; provided that only one of the foregoing shall be the Representative at any point in time as determined under applicable law and recognized by the Committee.

2.31 "Restricted Stock" means Common Stock granted to a Participant under Section 8.1 hereof and which is subject to certain restrictions and to a risk of forfeiture or repurchase by the Company.

2.32 "Restricted Stock Unit" means an Award to a Participant under Section 8.1 hereof under which no Common Stock actually is awarded to the Participant on the date of grant. Each Award of a Restricted Stock Unit entitles a Participant to receive a share of Common Stock, or cash in the amount of the Fair Market Value of a share of Common Stock, as of a future date, subject to certain restrictions and to a risk of forfeiture.

2.33 "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Commission under Section 16 of the Exchange Act.

2.34 "Stock Appreciation Right" means a right granted under Article VII.

2.35 "Stock Option" or "Option" means a right, granted to a Participant under Section 6.1 hereof, to purchase Common Stock at a specified price during specified time periods.

2.36 "Termination of Employment" means the occurrence of any act or event whether pursuant to an employment agreement or otherwise that actually or effectively causes or results in the person's ceasing, for whatever reason, to be any and all of an officer or employee of the Company or of any Affiliate, including, without limitation, death, Disability, dismissal, severance at the election of the Participant, retirement, or severance as a result of the discontinuance, liquidation, sale or transfer by the Company or its Affiliates of a business owned or operated by the Company or its Affiliates.

With respect to any person who is not an employee with respect to the Company or an Affiliate (such as a non-employee member of the Board), the Agreement shall establish what act or event shall constitute a Termination of Employment for purposes of the Plan. A Termination of Employment shall occur with respect to an employee who is employed by an Affiliate if the Affiliate shall cease to be an Affiliate and the Participant shall not immediately thereafter become an employee of the Company or an Affiliate. To the extent that an Award granted under the Plan is subject to Internal Revenue Code Section 409A, a Termination of Employment shall mean a "separation from service" under Code Section 409A and the regulations and guidance issued with respect thereto (all references herein to Code Section 409A shall include such regulations and guidance). Notwithstanding the foregoing, no Termination of Employment shall be deemed to have occurred in the case of (1) an approved leave of absence; and (2) any change in status so long as the individual remains in the service of the Company or any Affiliate in a capacity that satisfies the eligibility conditions of Article V.

In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

III. Administration

3.1 **Committee Structure and Actions.** The Plan shall be administered by the Committee in accordance with the rules and responsibilities of the Committee.

3.2 **Committee Authority.** Subject to the terms of the Plan, the Committee shall have the authority:

(1) to select those persons to whom Awards may be granted from time to time;

(2) to determine whether and to what extent Awards are to be granted hereunder;

(3) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(4) to determine the terms and conditions of any Award granted hereunder, provided that the Exercise Price of any Option or Stock Appreciation Right shall not be less than the Fair Market Value per share of Common Stock as of the Grant Date;

(5) to adjust the terms and conditions, at any time or from time to time, of any Award, subject to the limitations of Section 13.1;

(6) to determine to what extent and under what circumstances shares of Common Stock and other amounts payable with respect to an Award shall be deferred;

(7) to provide for the forms of Agreement to be utilized in connection with this Plan;

(8) to determine what legal requirements are applicable to the Plan, Awards, and the issuance of Common Stock, and to require of a Participant that appropriate action be taken with respect to such requirements;

(9) to cancel, with the consent of the Participant or as otherwise provided in the Plan or an Agreement, outstanding Awards;

(10) to require as a condition of the exercise of an Award or the issuance or transfer of a certificate (or other representation of title) of Common Stock, the withholding from a Participant of the amount of any taxes as may be necessary in order for the Company or any other employer to obtain a deduction or as may be otherwise required by law;

(11)   to determine whether and with what effect an individual has incurred a Termination of Employment (or, as applicable, a "separation from service" pursuant to Code Section 409A);

(12)   to determine the restrictions or limitations on the transfer of Common Stock;

(13)   to determine whether an Award is to be adjusted, modified or purchased, or is to become fully vested and/or exercisable, under the Plan or the terms of an Agreement;

(14)   to determine the permissible methods of Award exercise and payment within the terms and conditions of the Plan and the particular Agreement;

(15)   to adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable in the administration of this Plan; and

(16)   to appoint and compensate agents, counsel, auditors or other specialists to aid it in the discharge of its duties.

The Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Agreement) and to otherwise supervise the administration of the Plan. The Committee's policies and procedures may differ with respect to Awards granted at different times and may differ with respect to a Participant from time to time, or with respect to different Participants at the same or different times.

Any determination made by the Committee pursuant to the provisions of the Plan shall be made in its sole discretion, and in the case of any determination relating to an Award may be made at the time of the grant of the Award or, unless in contravention of any express term of the Plan or an Agreement, at any time thereafter. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Participants. Any determination shall not be subject to de novo review if challenged in court.

3.3   **Delegation of Authority.** To the extent not inconsistent with applicable law or stock exchange rules, the Committee may delegate all or any portion of its authority under the Plan to determine and administer Awards to Participants who are not subject to Section 16 of the Exchange Act to one or more persons who are either members of the Board of Directors or executive officers of the Company.

3.4   **Indemnification.** Each person who is or has been a member of the Committee or of the Board, and any other person to whom the Committee delegates authority under the Plan, shall be indemnified and held harmless by the Company, to the extent permitted by law, against and from (1) any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act, made in good faith, under the Plan and (2) any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such action, suit or proceeding against such person, provided such person shall give the Company an opportunity, at the Company's expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person or persons may be entitled under the Company's articles of incorporation or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

IV. Shares Subject To Plan

4.1   **Number of Shares.** Subject to the adjustment under Section 4.7, the number of shares of Common Stock that have been reserved for issuance and may be the subject of Awards and issued under the Plan shall be 1,900,000, plus any shares of Common Stock remaining available for future grants under a Prior Plan on the Effective Date, all of which may be issued upon the exercise of Incentive Stock Options. No further awards may be made under a Prior Plan after the Effective Date. Such shares of Common Stock may consist, in whole or in part, of authorized and unissued shares or shares acquired from a third party. In determining the number of shares of Common Stock to be counted against this share reserve in connection with any Award, the following rules shall apply:

(1) Shares of Common Stock that are subject to Awards of Options or Stock Appreciation Rights shall be counted against the share reserve as one share of Common Stock for every share of Common Stock covered by an Option or Stock Appreciation Right granted.

(2) Shares of Common Stock that are subject to Full Value Awards shall be counted against the share reserve as 2.0 shares of Common Stock for every share of Common Stock covered by a Full Value Award granted.

(3) Where the number of shares of Common Stock subject to an Award is variable on the Grant Date, the number of shares of Common Stock to be counted against the share reserve shall be the maximum number of shares of Common Stock that could be received under that particular Award, until such time as it can be determined that only a lesser number of shares of Common Stock could be received.

(4) Awards that may be settled solely in cash shall not be counted against the share reserve, nor shall they reduce the shares of Common Stock authorized for grant to a Participant in any calendar year.

4.2 **Release of Shares.** The Committee shall have full authority to determine the number of shares of Common Stock available for Awards, which shall include (without limitation) as available for distribution any shares of Common Stock that have ceased to be subject to an Award or a Prior Plan Award; any shares of Common Stock subject to any Award or Prior Plan Award that have been previously forfeited; and any shares of Common Stock under an Award or Prior Plan Award that otherwise terminates without issuance of Common Stock being made to a Participant. Each share of Common Stock that again becomes available for Awards as provided in the previous sentence shall correspondingly increase the share reserve under Section 4.1 by one share of Common Stock if such share was subject to an Option or Stock Appreciation Right and by 2.0 shares of Common Stock if such share of Common Stock was subject to a Full Value Award. Notwithstanding the foregoing, the following shares of Common Stock shall not again become available for Awards or increase the number of shares of Common Stock available for grant under the Plan: (i) shares of Common Stock tendered by the Participant or withheld by the Company in payment of the purchase price of an Option issued under the Plan or a Prior Plan, (ii) shares of Common Stock tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or a Prior Plan Award, (iii) shares of Common Stock repurchased by the Company with proceeds received from the exercise of an Option issued under the Plan or a Prior Plan, and (iv) shares of Common Stock subject to a Stock Appreciation Right issued under the Plan or a Prior Plan that are not issued in connection with the stock settlement of that Stock Appreciation Right upon its exercise. Any shares of Common Stock that are available immediately prior to the termination of the Plan, or any shares of Common Stock returned to the Company for any reason subsequent to the termination of the Plan, may be transferred to a successor plan. For purposes of this Section 4.2, the terms Option and Stock Appreciation Right shall include stock options and stock appreciation rights granted under a Prior Plan, and the term Full Value Award shall include restricted stock, restricted stock units and performance units granted under a Prior Plan.

4.3 **Substitute Awards.** Substitute awards granted pursuant to Section 13.9 shall not be charged against the maximum number of shares of Common Stock set forth above. Additionally, in the event that a company acquired by the Company or an Affiliate or which the Company or any Affiliate combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not be charged against the foregoing maximum share limitations; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees of the Company or an Affiliate prior to such acquisition or combination.

4.4 **Restrictions on Awards.** Common Stock issued upon exercise of an Award shall be subject to the terms and conditions specified herein and to such other terms, conditions and restrictions as the Committee in its discretion may determine or provide in the Award Agreement. The Company shall not be required to issue or deliver any certificates for Common Stock, cash or other property prior to (i) the completion of any registration or qualification of such shares of Common Stock under federal, state or other law, or any ruling or regulation of any government body which the Committee determines to be necessary or advisable; (ii) the satisfaction of any applicable withholding obligation in order for the Company or an Affiliate to obtain a deduction or discharge its legal obligation with respect to the exercise of an Award; or (iii) where required by Code Section 409A for payments or transfers made upon a Participant's "separation from service" as defined in Code Section 409A to a Participant who is a "specified employee" under Code Section 409A, the first business day after the expiration of the six month period following such separation from service or if earlier, the date of Participant's death. The Company may cause any certificate (or other representation of title) for any shares of Common Stock to be delivered to be properly marked with a legend or other notation reflecting the limitations on transfer of such Common Stock as provided in this Plan or as the Committee may otherwise require. The Committee may require any person exercising an Award to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of the Common Stock in compliance with applicable law or otherwise. Fractional shares of Common Stock shall not be delivered, but shall be rounded to the next lower whole number of shares of Common Stock.

4.5   **Shareholder Rights.** No person shall have any rights of a shareholder as to Common Stock subject to an Award until, after proper exercise of the Award or other action required, such shares of Common Stock shall have been recorded on the Company's official shareholder records as having been issued and transferred. Upon exercise of the Award or any portion thereof, the Company will have a reasonable period in which to issue and transfer the shares of Common Stock, and the Participant will not be treated as a shareholder for any purpose whatsoever prior to such issuance and transfer. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date such shares of Common Stock are recorded as issued and transferred in the Company's official shareholder records, except as provided herein or in an Agreement.

4.6   **Annual Limitations.** The Committee will have complete discretion to determine the number of shares of Common Stock subject to Awards granted to any Participant; provided that, subject to the provisions of Section 4.7, during any Fiscal Year: (1) the number of shares of Common Stock covered by Options or Stock Appreciation Rights granted to any one Participant will not exceed 1,250,000 shares of Common Stock; (2) the number of shares of Common Stock covered by an Award of Restricted Stock or Restricted Stock Units and/or other stock-based awards described in Article X granted to any one Participant will not exceed 1,250,000 shares of Common Stock; (3) the number of shares of Common Stock covered by Performance Units granted to any one Participant will not exceed 1,250,000 shares of Common Stock; and (4) no Participant will receive cash-denominated Performance Units having an initial value greater than $2,000,000.

4.7   **Effect of Certain Changes.**

(1)   In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, Disaffiliation (other than a spinoff), or similar event affecting the Company or any of its subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of shares of Common Stock or other securities reserved for issuance and delivery under Section 4.1, (B) the various maximum limitations set forth in Section 4.6 upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of shares of Common Stock or other securities subject to outstanding Awards; and (D) the Exercise Price of outstanding Options and Stock Appreciation Rights.

(2)   In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of shares of Common Stock or other securities reserved for issuance and delivery under Section 4.1, (B) the various maximum limitations set forth in Section 4.6 upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of shares of Common Stock or other securities subject to outstanding Awards; and (D) the Exercise Price of outstanding Options and Stock Appreciation Rights.

(3)   In the case of Corporate Transactions, the adjustments contemplated by clause (1) of this Section 4.7 may include, without limitation, (A) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which holders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share of Common Stock pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (B) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the shares of Common Stock subject to outstanding Awards; and (C) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected subsidiary, Affiliate, or division or by the entity that controls such subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities). The Committee may adjust the performance goals applicable to any Awards to reflect any Share Change and any Corporate Transaction as it deems appropriate and equitable and may make adjustments for any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or the Company's other filings with the Commission. Any adjustments made pursuant to this Section 4.7 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code. Any adjustments made pursuant to this Section 4.7 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Section 409A of the Code or (y) comply with the requirements of Section 409A of the Code.

(4)   Any adjustment under this Section 4.7 need not be the same for all Participants.

4.8   **Dividends and Dividend Equivalents.** No dividends, dividend equivalents or distributions will be paid with respect to shares of Common Stock subject to an Option or Stock Appreciation Right. Any dividends or distributions payable with respect to shares of Common Stock that are subject to the unvested portion of a Restricted Stock or any other stock-based award involving the issuance of shares of Common Stock upon grant of the award will be subject to the same restrictions and risk of forfeiture as the shares of Common Stock to which such dividends or distributions relate. In its discretion, the Committee may provide in an Agreement for Restricted Stock Units, Performance Units or any other stock-based awards involving the issuance of units or rights to receive shares of Common Stock that the Participant will be entitled to receive dividend equivalents, based on dividends actually declared and paid on outstanding shares of Common Stock, on the units or other share equivalents subject to the foregoing types of Awards, and such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the units or other share equivalents to which such dividend equivalents relate. The additional terms of any such dividend equivalents will be as set forth in the applicable Agreement, including the time and form of payment and whether such dividend equivalents will be credited with interest or deemed to be reinvested in additional units or share equivalents. Any shares of Common Stock issued or issuable during the term of this Plan as the result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an Award or a Prior Plan Award shall be counted against, and replenish upon any subsequent forfeiture, the Plan's share reserve as provided in this Article IV.

V. Eligibility

5.1   **Eligibility.** Except as herein provided, the persons who shall be eligible to participate in the Plan and be granted Awards shall be those persons who are common law employees of the Company or any Affiliate, non-employee members of the Board, or other individuals selected by the Committee. Of those persons described in the preceding sentence, the Committee may, from time to time, select persons to be granted Awards and shall determine the terms and conditions with respect thereto. In making any such selection and in determining the form of the Award, the Committee shall give consideration to such factors deemed appropriate by the Committee.

VI. Stock Options

6.1 **General.** The Committee shall have authority to grant Options under the Plan at any time or from time to time. An Option shall entitle the Participant to receive Common Stock upon exercise of such Option, subject to the Participant's satisfaction in full of any conditions, restrictions or limitations imposed in accordance with the Plan or an Agreement (the terms and provisions of which may differ from other Agreements) including, without limitation, payment of the Exercise Price.

6.2 **Grant.** The grant of an Option shall occur as of the Grant Date determined by the Committee. Stock Options may be granted alone or in connection with other Awards. An Award of Options shall be evidenced by, and subject to the terms of, an Agreement. Only a person who is a common-law employee of the Company, any parent corporation of the Company, or a subsidiary (as such terms are defined in Section 424 of the Code) on the date of grant shall be eligible to be granted an Incentive Stock Option. To the extent that any Option is not designated as an Incentive Stock Option or even if so designated does not qualify as an Incentive Stock Option, it shall constitute a Non-Qualified Stock Option.

6.3 **Terms and Conditions.** Options shall be subject to such terms and conditions as shall be determined by the Committee, including the following:

(1) Exercise Price. Except in the case of substitute awards granted pursuant to Section 13.9, the Exercise Price per share of Common Stock shall not be less than the Fair Market Value per share of Common Stock as of the Grant Date. If an Option intended to qualify as an Incentive Stock Option is granted to an individual who owns or who is deemed to own shares of Common Stock possessing more than ten percent (10%) of the combined voting power of all classes of stock of the Company, a corporation which is a parent corporation of the Company, or any subsidiary of the Company (each as defined in Section 424 of the Code) (a "10% Owner"), the Exercise Price per share of Common Stock shall not be less than one hundred ten percent (110%) of such Fair Market Value per share of Common Stock.

(2) Option Period. The Option Period of each Option shall be fixed by the Committee, provided that no Option shall be exercisable more than ten (10) years after the date the Option is granted. In the case of an Incentive Stock Option granted to a 10% Owner, the Option Period shall not exceed five (5) years. No Option which is intended to be an Incentive Stock Option shall be granted more than ten (10) years from the date the Plan is adopted by the Company or the date the Plan is approved by the shareholders of the Company, whichever is earlier.

(3) Exercisability. An Option shall be exercisable at such times and to the extent provided in the Agreement. The Committee may at any time accelerate the exercisability of all or part of any Option. If the Committee intends that an Option be able to qualify as an Incentive Stock Option, the Committee may, in its discretion, provide that the aggregate Fair Market Value (determined at the date of grant of the Option) of the Common Stock as to which such Incentive Stock Option held by a Participant which is exercisable for the first time during any calendar year (including all other incentive stock options held by the Participant issued under all plans of the Company and its Affiliates), shall not exceed $100,000.

(4) Method of Exercise. Subject to the provisions of this Article VI and the Agreement, a Participant may exercise Options, in whole or in part after they become exercisable, during the Option Period by giving written notice of exercise on a form provided by the Committee to the Company specifying the number of shares of Common Stock subject to the Option to be purchased or in such other manner as is prescribed by the Committee or its delegates. Such notice shall be accompanied by payment in full of the purchase price by cash or certified check or such other form of payment as the Company may accept. If permitted by the Committee, payment in full or in part may also be made by (i) withholding Common Stock otherwise issuable to the Participant upon exercise of the Option or by delivering Common Stock already owned by the Participant, in each case having a total Fair Market Value on the date of exercise equal to the Option Price; (ii) the delivery of cash by a broker-dealer as a

"cashless" exercise, provided such method of payment may not be used by a director or executive officer of the Company to the extent it would violate the Sarbanes-Oxley Act of 2002; or (iii) any combination of the foregoing.

(5)   Non-transferability of Options. Except as provided under the Plan or an Agreement, or as otherwise approved by the Committee, no Option shall be sold, assigned, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged, or otherwise disposed of, other than by will or by the laws of descent and distribution, and all Options shall be exercisable during the Participant's lifetime only by the Participant or the Participant's Representative.

6.4   **Termination by Reason of Death.** Unless otherwise provided in an Agreement or determined by the Committee, if a Participant incurs a Termination of Employment due to death or dies within three (3) months after a termination described in Section 6.7, any unexpired and unexercised Option held by such Participant shall thereafter be fully exercisable for a period of one (1) year immediately following the date of such death or until the expiration of the Option Period, whichever period is the shorter.

6.5   **Termination by Reason of Disability.** Unless otherwise provided in an Agreement or determined by the Committee, if a Participant incurs a Termination of Employment due to a Disability, any unexpired and unexercised Option held by such Participant shall thereafter be fully exercisable by the Participant for a period of one (1) year immediately following the date of such termination or until the expiration of the Option Period, whichever period is the shorter, and the Participant's death at any time following such Termination of Employment due to Disability shall not affect the foregoing.

6.6   **Termination for Cause.** If the Participant incurs a Termination of Employment for Cause, the Option shall terminate immediately.

6.7.   **Other Termination.** Unless otherwise provided in an Agreement or determined by the Committee, and subject to the provisions of Section 13.16, if a Participant incurs a Termination of Employment that is involuntary on the part of the Participant (but is not due to death, Disability or termination for Cause) or is voluntary on the part of the Participant, any Option held by such Participant shall thereupon terminate, except that such Option, to the extent then exercisable, may be exercised for the lesser of the ninety (90) consecutive day period commencing with the date of such Termination of Employment or until the expiration of the Option Period, whichever period is the shorter. Unless otherwise provided in an Agreement, the death or Disability of a Participant after a Termination of Employment otherwise provided herein shall not extend the time permitted to exercise an Option.

VII. Stock Appreciation Rights

7.1   **General.** The Committee shall have authority to grant Stock Appreciation Rights under the Plan at any time or from time to time. Stock Appreciation Rights may be awarded either alone or in addition to other Awards granted under the Plan. Subject to the Participant's satisfaction in full of any conditions, restrictions or limitations imposed in accordance with the Plan or an Agreement, a Stock Appreciation Right shall entitle the Participant to surrender to the Company the Stock Appreciation Right and to be paid therefore in cash or Common Stock or a combination thereof the amount described in Section 7.3(2).

7.2   **Grant.** The grant of a Stock Appreciation Right shall occur as of the Grant Date determined by the Committee Except in the case of substitute awards granted pursuant to Section 13.9, in no event shall the Exercise Price per share of Common Stock be less than the Fair Market Value per share of Common Stock as of the Grant Date. A Stock Appreciation Right entitles a Participant to receive cash or Common Stock or a combination thereof as determined by the Committee and set forth in the Award Agreement in accordance with Section 7.3(2). An Award of Stock Appreciation Rights shall be evidenced by, and subject to the terms of an Agreement, which shall become effective upon execution by the Participant.

7.3.   **Terms and Conditions.** Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined by the Committee, including the following:

(1)   Period and Exercise. The term of a Stock Appreciation Right shall be established by the Committee, provided that the term of a Stock Appreciation Right shall not exceed ten (10) years after the Grant Date. A Stock

Appreciation Right shall be for such period and shall be exercisable at such times and to the extent provided in the Agreement. The Committee may at any time accelerate the exercisability of all or part of any Stock Appreciation Right. Stock Appreciation Rights shall be exercised by the Participant's giving written notice of exercise on a form provided by the Committee (if available) to the Company specifying the portion of the Stock Appreciation Right to be exercised or in such other manner as is prescribed by the Committee or its delegates.

(2) Amount. Upon the exercise of a Stock Appreciation Right, a Participant shall be entitled to receive an amount in cash or Common Stock or a combination thereof equal in value to the excess of the Fair Market Value per share of Common Stock as of the date of exercise over the Exercise Price per share of Common Stock specified in the related Agreement, multiplied by the number of shares of Common Stock in respect of which the Stock Appreciation Right is exercised. For purposes of determining the number of shares of Common Stock to be delivered upon exercise of a Stock Appreciation Right to be paid in stock, the amount the Participant is entitled to receive in accordance with the foregoing sentence shall be divided by the Fair Market Value per share of Common Stock as of the date of exercise of such Stock Appreciation Right.

(3) Non-transferability of Stock Appreciation Rights. Except as provided in the Plan or in an Agreement, no Stock Appreciation Rights shall be sold, assigned, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged or otherwise disposed of, other than by will or the laws of descent and distribution, and all Stock Appreciation Rights shall be exercisable during the Participant's lifetime only by the Participant or the Participant's Representative.

(4) Termination. A Stock Appreciation Right shall be forfeited or terminated at such time as an Option would be forfeited or terminated under the Plan, unless otherwise provided in an Agreement.

VIII. Restricted Stock And Restricted Stock Units

8.1 **General.** The Committee shall have authority to grant Restricted Stock and/or Restricted Stock Units under the Plan at any time or from time to time. The Committee shall determine the number of shares of Restricted Stock and/or the number of Restricted Stock Units to be awarded to any Participant, the time or times within which such Awards may be subject to forfeiture, and any other terms and conditions of the Awards. Each Award shall be confirmed by, and be subject to the terms of, an Agreement which shall become effective upon execution by the Participant.

8.2. **Grant, Awards and Certificates.** An Award of Restricted Stock or of Restricted Stock Units shall occur as of the Grant Date determined by the Committee and as provided in an Agreement. Restricted Stock and Restricted Stock Units may be awarded either alone or in addition to other Awards granted under the Plan. Notwithstanding the limitations on issuance of Common Stock otherwise provided in the Plan, each Participant receiving an Award of Restricted Stock shall be issued a certificate (or other representation of title) in respect of such Restricted Stock. Such certificate shall be registered in the name of such Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award as determined by the Committee. The Committee may require that the certificates evidencing such shares of Common Stock be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the Participant shall have delivered a share power, endorsed in blank, relating to the Common Stock covered by such Award.

8.3. **Terms and Conditions.** Restricted Stock and Restricted Stock Units shall be subject to such terms and conditions as shall be determined by the Committee, including the following:

(1) Limitations on Transferability. The issue prices for Restricted Stock and Restricted Stock Units shall be set by the Committee and may be zero. Subject to the provisions of the Plan and the Agreement, during a period set by the Committee, subject to the provisions of Section 13.16 (and, in the case of Restricted Stock Units, until the date of delivery of Common Stock), commencing with the date of such Award (the "Restriction Period"), the Participant shall not be permitted to sell, assign, margin, transfer, encumber, convey, gift, alienate, hypothecate, pledge or otherwise dispose of Restricted Stock or Restricted Stock Units.

(2) Rights. Except as provided in Section 8.3(1), the Participant shall have, with respect to the Restricted Stock, all of the rights of a shareholder of the Company holding the class of Common Stock that is the subject of the

Restricted Stock, including, if applicable, the right to vote the shares of Common Stock and the right to receive any cash dividends, except as limited by Section 4.8. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(3) Criteria. Based on service, performance by the Participant or by the Company or the Affiliate, including any division or department for which the Participant is employed, or such other factors or criteria as the Committee may determine, the Committee may provide for the lapse of restrictions in installments or upon a single date or event and may accelerate the vesting of all or any part of any Award of Restricted Stock and waive the restrictions for all or any part of such Award of Restricted Stock.

(4) Forfeiture. Unless otherwise provided in an Agreement or determined by the Committee, if the Participant incurs a Termination of Employment due to death or Disability during the Restriction Period, the restrictions shall lapse and the Participant shall be fully vested in the Restricted Stock or Restricted Stock Units. Except to the extent otherwise provided in the applicable Agreement and the Plan and subject to the provisions of Section 13.16, upon a Participant's Termination of Employment for any reason during the Restriction Period other than a Termination of Employment due to death or Disability, all shares of Restricted Stock and Restricted Stock Units still subject to restriction shall be forfeited by the Participant, except the Committee shall have the discretion to waive in whole or in part any or all remaining restrictions with respect to any or all of such Participant's Restricted Stock and Restricted Stock Units.

(5) Delivery. If a share certificate is issued in respect of Restricted Stock, the certificate shall be registered in the name of the Participant but shall be held by the Company for the account of the Participant until the end of the Restricted Period. If and when the Restriction Period expires without a prior forfeiture of Restricted Stock or Restricted Stock Units subject to such Restriction Period, unlegended certificates (or other representation of title) for Common Stock shall be delivered to the Participant at the time and subject to the conditions provided in the Agreement governing such Award.

(6) Election. If so provided in the applicable Award Agreement, a Participant may elect to further defer receipt of the Restricted Stock or payment of Common Stock with respect to Restricted Stock Units for a specified period or until a specified event, subject to the Committee's approval and to such terms as are determined by the Committee. Subject to any exceptions adopted by the Committee, such election must be made in compliance with the terms and conditions of Section 409A of the Code.

IX. Performance Units

9.1 **General.** The Committee shall have authority to grant Performance Units under the Plan at any time or from time to time. A Performance Unit ("Performance Unit") consists of the right to receive cash or Common Stock upon achievement of certain performance goals and may be awarded either alone or in addition to other Awards granted under the Plan. The Committee shall have complete discretion to determine the number of Performance Units granted to each Participant. Each Performance Unit Award shall be evidenced by, and be subject to the terms of, an Agreement which will become effective upon execution by the Participant. The time period during which a Performance Unit Award shall be earned shall be the "Performance Period," and shall be at least one (1) fiscal year in length; provided, however, that the Performance Period may be less than one (1) fiscal year in length in the event of a Change in Control or a Termination of Employment without Cause or for Good Reason or due to death or Disability. Performance Units may be subject to performance goals which shall be established by the Committee.

9.2 **Earning Performance Unit Awards.** After the applicable Performance Period shall have ended, the Committee shall determine the extent to which the established performance goals have been achieved.

9.3 **Termination of Employment Due to Death or Disability.** Unless otherwise provided in an Agreement, in the event of a Termination of Employment due to death or Disability during a Performance Period, the Participant shall receive a pro rata share (based on the portion of the Performance Period during which the Participant was providing services to the Company or an Affiliate) of the Award (as determined following the completion of the Performance Period) earned with respect to the Participant's Performance Units relating to such Performance Period. Unless otherwise determined by the Committee, in the event that a Participant's employment terminates for any other reason, all Performance Units shall be forfeited by the Participant to the Company.

9.5 **Nontransferability.** Unless otherwise provided in an Agreement, Performance Units may not be sold, assigned, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged, or otherwise disposed of, other than by will or by the laws of descent and distribution.

9.5 **Election to Defer.** If so provided in an Award Agreement, a Participant may elect to defer settlement of the Performance Units for a specified period or until a specified event, subject to the Committee's approval, on such terms as are determined by the Committee, and subject to compliance with Section 409A of the Code.

9.6 **Payment.** Payment with respect to Performance Units shall be made in accordance with the related Agreement. Subject to Section 9.5, payment with respect to a Performance Unit shall be made no later than the fifteenth day of the third month after the last day of the applicable Performance Period.

9.7 **Performance Goals.** Performance goals applicable to Performance Units may be based on such criteria determined by the Committee, either alone or in any combination, on either an individual, consolidated or business unit level, and on an absolute or relative basis compared to other companies or indexes or other external measures, as the Committee may determine, including, without limitation: earnings per share ("EPS"); tax-adjusted EPS; pre-tax EPS; sales; cash flow; cash flow from operations; operating profit or income; net income; operating margin; net income margin; return on net assets; economic value added; return on total assets; return on common equity; return on total capital; total shareholder return; revenue; revenue growth; earnings before interest, taxes, depreciation and amortization ("EBITDA"); EBITDA growth; funds from operations per share and per share growth; cash available for distribution; cash available for distribution per share and per share growth; share price performance or improvements in the Company's attainment of expense levels; implementing or completion of critical projects and any other performance criteria approved in the discretion of the Committee. The foregoing criteria shall have any reasonable definitions that the Committee may specify, which may include or exclude any or all of the following items as the Committee may specify: unusual or non-recurring items, as defined by GAAP; effects of changes in applicable tax laws or accounting principles; effects of financing activities (e.g., effect on earnings per share of issuance of convertible debt securities); expenses for restructuring or productivity initiatives; other non-operating items; spending for acquisitions; effects of divestitures; and effects of litigation activities and settlements. Any such performance criterion or combination of such criteria may apply to the Participant's Award opportunity in its entirety or to any designated portion or portions of the Award opportunity, as the Committee may specify. The Committee has the right to adjust any amount determined to be otherwise payable in connection with such an Award.

X. Other Stock-Based Awards

Other Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon or settled in, Common Stock, including (without limitation) unrestricted shares of Common Stock may be granted under the Plan.

XI. Change In Control Provisions

11.1 In the event of a Change in Control, each outstanding Award will be treated as the Committee determines, including, without limitation, that (1) Awards may be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (2) upon written notice to a Participant, that the Participant's Awards will terminate upon or immediately prior to the consummation of such Change in Control; (3) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Committee determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (4) (A) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment), or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion; or (5) any combination of the foregoing. In taking any of the actions permitted under this Section 11.1, the Committee will not be required to treat all Awards similarly in the transaction.

11.2   In the event that the successor corporation does not assume or substitute for the Award (or portion thereof) (such Awards that are assumed or substituted for are referred to as "Replaced Awards" and the awards issued in respect of such Replaced Awards are referred to as "Replacement Awards"), except as otherwise provided in an Agreement, the Participant will fully vest in and have the right to exercise such outstanding Option and Stock Appreciation Right, including shares of Common Stock as to which such Award would not otherwise be vested or exercisable, all restrictions on such Restricted Stock, Restricted Stock Units and any other stock-based awards described in Article X will lapse, and, with respect to such Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right is not assumed or substituted in the event of a merger or Change in Control, the Committee will notify the Participant in writing or electronically that such Option or Stock Appreciation Right will be exercisable for a period of time determined by the Committee in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

11.3   For the purposes of this Article XI, an Award will be considered assumed or substituted for if, with respect to the applicable Replacement Award, (1) it is of the same type as the Replaced Award; (2) it has a value equal to the value of the Replaced Award as of the date of the Change in Control, as determined by the Committee in its sole discretion consistent with this Article XI; (3) the underlying Replaced Award was an equity-based Award, it relates to publicly traded equity securities of the Company or the entity surviving the Company (or such surviving entity's parent) following the Change in Control; (4) it contains terms relating to vesting (including with respect to a termination of employment) that are substantially identical to those of the Replaced Award; and (5) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control) as of the date of the Change in Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. The determination whether the conditions of this Section 11.3 are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

11.4   Unless otherwise provided in the applicable Award Agreement, if an Award is assumed or substituted for a Replacement Award, upon a Qualifying Termination of Service, the Participant will fully vest in and have the right to exercise such outstanding Replacement Awards that are Options and Stock Appreciation Rights, including shares of Common Stock as to which such Replacement Award would not otherwise be vested or exercisable, all restrictions on any Replacement Awards that are Restricted Stock, Restricted Stock Units and/or other stock-based awards described in Article X will lapse, and, with respect to such Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

11.5   Notwithstanding anything to the contrary in Article XI, with respect to Awards granted to an Outside Director, in the event of a Change in Control, the Participant will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the shares of Common Stock underlying such Award, including those shares of Common Stock which otherwise would not be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units and/or other stock-based awards described in Article X will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

XII. Provisions Applicable To Shares Acquired Under This Plan

12.1   **No Company Obligation.** Except to the extent required by applicable securities laws, none of the Company, an Affiliate or the Committee shall have any duty or obligation to affirmatively disclose material information to a record or beneficial holder of Common Stock or an Award, and such holder shall have no right to be advised of any material information regarding the Company or any Affiliate at any time prior to, upon, or in connection with receipt, exercise or distribution of an Award. The Company makes no representation or warranty as to the future value of the Common Stock issued or acquired in accordance with the provisions of the Plan.

VIII. Miscellaneous

13.1   **Amendments and Termination; No Repricing.** Unless earlier terminated by the Board, the Plan shall terminate on October 23, 2028. The Board may amend, alter, or discontinue the Plan at any time, but no termination, amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant under an Award theretofore granted without the Participant's consent, except such an amendment (a) made to cause the Plan to comply with applicable law, including without limitation an amendment to bring the Award into compliance with, or obtain an exemption from, the requirements of Code Section 409A; or (b) made to permit the Company or an Affiliate a tax deduction under applicable law. Subject to Section 13.17, the Committee may amend, alter or discontinue the terms of any Award theretofore granted, prospectively or retroactively, on the same conditions and limitations (and exceptions to limitations) as apply to the Board, and further subject to any approval or limitations the Board may impose. Notwithstanding the foregoing, any material amendments (as determined under the rules of the New York Stock Exchange, as amended from time to time or otherwise required by law) to the Plan shall require shareholder approval. Except as provided in Section 4.7, no Option or Stock Appreciation Right Award granted under the Plan may be (i) amended to decrease the Exercise Price thereof, (ii) cancelled in conjunction with the grant of any new Option or Stock Appreciation Right Award with a lower Exercise Price, (iii) cancelled in exchange for cash, other property or the grant of any Full Value Award at a time when the per share Exercise Price of the Option or Stock Appreciation Right Award is greater than the current Fair Market Value of a Share, or (iv) otherwise subject to any action that would be treated under accounting rules as a "repricing" of such Option or Stock Appreciation Right Award, unless such action is first approved by the Company's shareholders.

13.2   **Unfunded Status of Plan.** It is intended that the Plan be an "unfunded" plan for incentive compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

13.3   **No Additional Obligation.** Nothing contained in the Plan shall prevent the Company or an Affiliate from adopting other or additional compensation or benefit arrangements for its employees.

13.4   **Withholding.** No later than the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to any Award, the Participant shall pay to the Company (or other entity identified by the Committee), or make arrangements satisfactory to the Company or other entity identified by the Committee regarding the payment of, any federal, state, or local taxes of any kind required by law to be withheld with respect to such income. Unless otherwise determined by the Committee, withholding obligations may be settled with Common Stock, including shares of Common Stock that are part of the Award that give rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Committee may permit a Participant to satisfy all or any part of the required tax withholding obligations (not to exceed the maximum individual statutory tax rate in each applicable jurisdiction) by authorizing the Company to withhold a number of shares of Common Stock that would otherwise be delivered to the Participant pursuant to an Award, or by transferring to the Company shares of Common Stock already owned by the Participant, with the shares of Common Stock so withheld or transferred having a Fair Market Value as of the date the withholding is effected equal to the amount of taxes to be withheld.

13.5 **Controlling Law.** The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of Minnesota (other than its law respecting choice of law). The Plan shall be construed to comply with all applicable law and to avoid liability to the Company, an Affiliate or a Participant. The Board and the Committee shall administer the Plan, and shall exercise all authority and discretion under the Plan to satisfy the requirements of Code Section 409A.

13.6 **Offset.** Any amounts owed to the Company or an Affiliate by the Participant of whatever nature may be offset by the Company from the value of any Award to be transferred to the Participant.

13.7 **Nontransferability; Beneficiaries.** No Award shall be assignable or transferable by the Participant, otherwise than by will or the laws of descent and distribution or pursuant to a beneficiary designation, and Awards shall be exercisable during the Participant's lifetime only by the Participant (or by the Participant's legal representatives in the event of the Participant's incapacity). Each Participant may designate a Beneficiary to exercise any Option or Stock Appreciation Right or receive any Award held by the Participant at the time of the Participant's death or to be assigned any other Award outstanding at the time of the Participant's death. If a deceased Participant has named no Beneficiary, any Award held by the Participant at the time of death shall be transferred as provided in his or her will or by the laws of descent and distribution. Except in the case of the holder's incapacity, only the holder may exercise an Option or Stock Appreciation Right. Notwithstanding the foregoing, the Board or the Committee may, in its discretion and subject to such limitations and conditions as the Board or the Committee deems appropriate, permit the transfer of an Award by a Participant without consideration to a Participant's children, stepchildren, grandchildren, parents, stepparents, grandparents, spouse (including an ex-spouse incident to divorce), siblings, in-laws, or persons related by reason of legal adoption (collectively, the "Family Members"), or to a trust for the exclusive benefit of the Grantee's Family Members or a partnership, corporation or limited liability the equity interests of which are owned by the Grantee and/or the Grantee's Family Members.

13.8 **No Rights with Respect to Continuance of Employment.** Nothing contained herein shall be deemed to alter the relationship between the Company or an Affiliate and a Participant, or the contractual relationship between a Participant and the Company or an Affiliate if there is a written contract regarding such relationship. Nothing contained herein shall be construed to constitute a contract of employment between the Company or an Affiliate and a Participant. The Company or an Affiliate and each of the Participants continue to have the right to terminate the employment or service relationship at any time for any reason, except as provided in a written contract. The Company or an Affiliate shall have no obligation to retain the Participant in its employ or service as a result of this Plan. There shall be no inference as to the length of employment or service hereby, and the Company or an Affiliate reserves the same rights to terminate the Participant's employment or service as existed prior to the individual becoming a Participant in this Plan.

13.9 **Awards in Substitution for Awards Granted by Other Corporations.** Awards may be granted under the Plan from time to time in substitution for awards held by employees, directors or service providers of other corporations who are about to become officers, directors or employees of the Company or an Affiliate as the result of a merger or consolidation of the employing corporation with the Company or an Affiliate, or the acquisition by the Company or an Affiliate of the assets of the employing corporation, or the acquisition by the Company or Affiliate of the shares of the employing corporation, as the result of which it becomes an Affiliate under the Plan. The terms and conditions of the Awards so granted may vary from the terms and conditions set forth in this Plan at the time of such grant as the majority of the members of the Committee may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.10 **Foreign Alternatives.** Notwithstanding the other provisions of the Plan, in the case of any Award to any Participant who is an employee of a foreign subsidiary or foreign branch of the Company or held by a Participant who is in any other category specified by the Committee, the Committee may specify that such Award shall not be represented by Common Stock or other securities but shall be represented by rights approximately equivalent (as determined by the Committee) to the rights that such Participant would have received if shares of Common Stock or other securities had been issued in the name of such Participant otherwise in accordance with the Plan (such rights being hereinafter called "Share Equivalents"). The Share Equivalents representing any such Award may subsequently, at the option of the Committee, be converted into cash or an equivalent number of shares of Common Stock or other securities under such circumstances and in such manner as the Committee may determine.

13.11 **Delivery of Stock Certificates.** To the extent the Company uses certificates to represent shares of Common Stock, certificates to be delivered to Participants under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the Participant, at the Participant's last known address on file with the Company. Any reference in this Section 13.11 or elsewhere in the Plan or an Agreement to actual stock certificates and/or the delivery of actual stock certificates shall be deemed satisfied by the electronic record-keeping and electronic delivery of shares of Common Stock or other mechanism then utilized by the Company and its agents for reflecting ownership of such shares of Common Stock.

13.12 **Headings.** The headings contained in this Plan are for reference purposes only and shall not affect the meaning or interpretation of this Plan.

13.13 **Severability.** If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereby, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

13.14 **Successors and Assigns.** This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant's heirs, legal representatives and successors.

13.15 **Entire Agreement.** This Plan and each Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, provided that in the event of any inconsistency between the Plan and each Agreement, the terms and conditions of this Plan shall control.

13.16 **Minimum Vesting and Performance Periods.** Notwithstanding any other provision of this Plan and except as otherwise provided in an Agreement, Awards that vest based solely on the satisfaction by the Participant of time-based vesting conditions shall be subject to a vesting period of not less than one year from the applicable Grant Date, and Awards whose grant or vesting is subject to the satisfaction of performance goals over a Performance Period shall be subject to a Performance Period of not less than one year. The foregoing minimum vesting and Performance Periods will not, however, apply in connection with: (i) a Change in Control, (ii) a termination of employment or other service without Cause, for Good Reason or due to death or Disability, (iii) to a Substitute Award that does not reduce the vesting period of the award being replaced, (iv) Awards made in payment of or exchange for other compensation already earned and payable, (v) the acquisition of shares of Common Stock for consideration based on the Fair Market Value of the Common Stock and (vi) Awards involving an aggregate number of Shares not in excess of 5% of the Plan's share reserve specified in Section 4.1. For purposes of Awards to Outside Directors, a vesting period will be deemed to be one year if runs from the date of one annual meeting of the Company's shareholders to the date of the next annual meeting of the Company's shareholders.

13.17 **Forfeiture and Compensation Recovery.** The Committee may specify in an Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture or recovery by the Company upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include termination of employment or other service for Cause; violation of any material Company or Affiliate policy; breach of noncompetition, non-solicitation or confidentiality provisions that apply to the Participant; a determination that the payment of the Award was based on an incorrect determination that financial or other performance goals were met; or other conduct by the Participant that is detrimental to the business or reputation of the Company or its Affiliates. Awards and any compensation associated therewith may also be made subject to forfeiture or recovery by the Company pursuant to any compensation recovery policy adopted by the Board or the Committee at any time, including in response to the requirements of Section 10D of the Exchange Act and any implementing rules and regulations thereunder, or as otherwise required by law. Any Agreement may be unilaterally amended by the Committee to comply with any such compensation recovery policy.

